UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS



HUDSON CITY BANCORP, INC.

Exact Name of Registrant as Specified in Charter

0000921847

Registrant CIK Number

EXHIBIT 99.1 of
FORM S-3

Electronic Report, Schedule or Registration Statement of Which the Document Is a Part
(give period of report)

333-122989

SEC File Number, if available

N/A

Name of Person Filing the Document
(If Other than the Registrant)

EXHIBIT INDEX

Exhibit Number	Exhibit
99.1	Exhibits to Appraisal Report of RP Financial, LC (filed in paper format only).

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE EXHIBITS TO EXHIBIT 99.1 (APPRAISAL REPORT OF RP FINANCIAL, LC) IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS (continued)

EXHIBIT I-1

Hudson City Bancorp, Inc.
Map of Office Locations

Office Locations

Pushpins

- Main Office
- △ Branches

County

- Atlantic
- Bergen
- Burlington
- Camden
- Essex
- Gloucester
- Hudson
- Mercer
- Middlesex
- Monmouth
- Morris
- Ocean
- Passaic
- Suffolk, NY
- Union
- Warren

0 mi 20 40 60

EXHIBIT I-2

Hudson City Bancorp, Inc.
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-3

Hudson City Bancorp, Inc.
Key Operating Ratios

Exhibit I-3
Hudson City Bancorp, Inc.
Key Operating Ratios

	At or for the Year Ended December 31,				
	2004	2003	2002	2001	2000
Selected Financial Ratios and Other Data:					
Performance Ratios:					
Return on average assets	1.29%	1.34%	1.50%	1.32%	1.29%
Return on average stockholders' equity	17.66	15.38	14.84	10.09	7.87
Net interest rate spread (1)	2.43	2.37	2.66	2.12	1.91
Net interest margin (2)	2.66	2.65	3.10	2.87	2.90
Non-interest expense to average assets	0.64	0.66	0.73	0.80	0.89
Efficiency ratio (3)	23.60	23.81	23.59	28.04	30.55
Average interest-earning assets to average interest-bearing liabilities	1.09x	1.11x	1.14x	1.19x	1.24x
Share and Per Share Data:					
Basic earnings per share	$ 1.33	$ 1.14	$ 1.04	$ 0.69	$ 0.52
Diluted earnings per share	1.29	1.11	1.01	0.68	0.52
Cash dividends paid per common share	0.70	0.52	0.345	0.235	0.145
Dividend pay-out ratio (4)	52.63%	45.61%	33.17%	34.06%	27.88%
Stockholders' equity per common share (5)	$ 7.85	$ 7.33	$ 7.22	$ 6.87	$ 6.89
Weighted average number of common shares outstanding:					
Basic	179,856,896	182,568,936	184,928,344	195,862,296	219,014,380
Diluted	184,965,868	187,673,653	190,005,378	198,987,520	219,937,552
Capital Ratios:					
Average stockholders' equity to average assets	7.29%	8.73%	10.12%	13.05%	16.35%
Stockholders' equity to assets (6)	6.96	7.80	9.30	11.28	15.61
Regulatory Capital Ratios of Bank:					
Leverage capital (5)	6.36%	7.52%	8.85%	10.64%	14.16%
Total risk-based capital (7)	17.49	20.89	26.81	31.96	43.06
Asset Quality Ratios:					
Non-performing loans to total loans	0.19%	0.23%	0.29%	0.26%	0.27%
Non-performing assets to total assets	0.11	0.12	0.15	0.14	0.14
Allowance for loan losses to non-performing loans	126.44	131.09	126.27	153.44	170.67
Allowance for loan losses to total loans	0.24	0.30	0.37	0.40	0.45
Net charge-off (recoveries) to average loans	—	—	—	—	—
Branch and Deposit Data:					
Number of deposit accounts	476,627	491,293	503,998	495,871	463,369
Branches	85	81	81	80	79
Average deposits per branch (thousands)	$ 135,027	$ 129,059	$ 112,823	$ 98,910	$ 83,596

(1) Determined by subtracting the weighted average cost of average total interest-bearing liabilities from the weighted average yield on average total interest-earning assets

(2) Determined by dividing net interest income by average total interest-earning assets

(3) Determined by dividing total non-interest expense by the sum of net interest income and total non-interest income

(4) The dividend pay-out ratio for 2004 uses amount per share information that does not reflect the dividend waiver by Hudson City, MHC.

(5) Ratios determined pursuant to FDIC regulations for 2003 and prior years. Beginning January 1, 2004, Hudson City Savings became subject to the capital requirements under OTS regulations

(6) We had no goodwill or other intangible assets at any of the dates presented. Accordingly, our tangible stockholders' equity to assets is the same at each date as our stockholders' equity to assets

(7) The calculation is the same under both OTS and FDIC regulations

Source: Hudson City Bancorp's Prospectus.

EXHIBIT I-4

Hudson City Bancorp, Inc.
Investment Portfolio Composition

Exhibit I-4
Hudson City Bancorp, Inc.
Investment Portfolio Composition

	At December 31,								
	2004			2003			2002		
	Carrying Value	Percent of Total (1)	Fair Value	Carrying Value	Percent of Total (1)	Fair Value	Carrying Value	Percent of Total (1)	Fair Value
					(Dollars in thousands)				
Money market investments:									
Federal funds sold	$ 45,700	100.00%	$ 45,700	$ 63,600	100.00%	$ 63,600	$ 87,700	100.00%	$ 87,700
Investment securities:									
Held to maturity:									
United States government-sponsored agencies	$ 1,333,018	45.51 %	$ 1,325,054	$ -	- %	$ -	$ -	- %	$ -
Municipal bonds	1,231	0.04	1,282	1,366	0.06	1,443	1,406	0.25	1,497
Total held to maturity	1,334,249	45.55	1,326,336	1,366	0.06	1,443	1,406	0.25	1,497
Available for sale:									
United States government-sponsored agencies	1,584,384	54.10	1,584,384	2,233,035	99.46	2,233,035	549,505	97.72	549,505
Corporate bonds	74	-	74	81	-	81	334	0.06	334
Equity securities	10,181	0.35	10,181	10,696	0.48	10,696	11,093	1.97	11,093
Total available for sale	1,594,639	54.45	1,594,639	2,243,812	99.94	2,243,812	560,932	99.75	560,932
Total investment securities	$ 2,928,888	100.00 %	$ 2,920,975	$ 2,245,178	100.00 %	$ 2,245,255	$ 562,338	100.00 %	$ 562,429
Mortgage-backed securities:									
By issuer:									
Held to maturity:									
GNMA pass-through certificates	$ 416,665	7.75 %	$ 422,032	$ 616,618	11.37 %	$ 626,239	$ 1,059,848	17.30 %	$ 1,088,541
FNMA pass-through certificates	2,017,165	37.51	2,017,791	1,650,544	30.44	1,652,854	1,186,247	19.36	1,221,835
FHLMC pass-through certificates	561,095	10.44	554,341	439,793	8.11	433,097	213,686	3.49	219,564
FHLMC and FNMA REMICs	760,996	14.15	726,865	1,585,489	29.24	1,538,498	2,274,485	37.13	2,298,999
Total held to maturity	3,755,921	69.85	3,721,029	4,292,444	79.16	4,250,688	4,734,266	77.28	4,828,939
Available for sale:									
GNMA pass-through certificates	503,839	9.37	503,839	336,458	6.20	336,458	1,391,895	22.72	1,391,895
FNMA pass-through certificates	743,380	13.83	743,380	493,383	9.10	493,383	-	-	-
FHLMC pass-through certificates	373,489	6.95	373,489	300,416	5.54	300,416	-	-	-
Available for sale	1,620,708	30.15	1,620,708	1,130,257	20.84	1,130,257	1,391,895	22.72	1,391,895
Total mortgage-backed securities	$ 5,376,629	100.00 %	$ 5,341,737	$ 5,422,701	100.00 %	$ 5,380,945	$ 6,126,161	100.00 %	$ 6,220,834
By coupon type:									
Adjustable-rate	$ 1,258,859	23.41 %	$ 1,262,923	$ 959,445	17.69	$ 967,477	$ 2,409,746	39.34%	$ 2,433,191
Fixed-rate	4,117,770	76.59	4,078,814	4,463,256	82.31	4,413,468	3,716,415	60.66	3,787,643
Total mortgage-backed securities	$ 5,376,629	100.00%	$ 5,341,737	$ 5,422,701	100.00 %	$ 5,380,945	$ 6,126,161	100.00 %	$ 6,220,834
Total investment portfolio	$ 8,351,217		$ 8,308,412	$ 7,731,479		$ 7,689,800	$ 6,776,199		$ 6,870,963

(1) Based on carrying value for each investment type.

Source: Hudson City Bancorp's Prospectus.

EXHIBIT I-5

Hudson City Bancorp, Inc.
Yields and Costs

Exhibit I-5
Hudson City Bancorp, Inc.
Yields and Costs

	For the Year Ended December 31,								
	2004			2003			2002		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)								
Assets:									
Interest-earning assets:									
First mortgage loans, net (1)	$ 9,783,953	$ 539,966	5.52%	$ 6,989,907	$ 414,417	5.93%	$ 6,352,764	$ 440,073	6.93%
Consumer and other loans	144,621	8,650	5.98	129,087	8,379	6.49	139,432	10,027	7.19
Federal funds sold	124,755	1,580	1.27	170,302	1,794	1.05	153,773	2,427	1.58
Mortgage-backed securities, at amortized cost	5,379,439	242,335	4.50	5,948,336	268,235	4.51	5,461,673	307,743	5.63
Federal Home Loan Bank stock	150,104	3,213	2.14	156,721	4,424	2.82	101,591	5,002	4.92
Investment securities at amortized cost	2,671,263	119,314	4.47	1,733,236	80,079	4.62	315,153	18,945	6.01
Total interest-earning assets	18,254,135	915,058	5.01	15,127,589	777,328	5.14	12,524,386	784,217	6.26
Noninterest-earning assets	334,712			325,230			263,718		
Total assets	$ 18,588,847			$ 15,452,819			$ 12,788,104		
Liabilities and stockholders' equity:									
Interest-bearing liabilities:									
Savings accounts	$ 942,486	9,359	0.99	$ 927,191	10,680	1.15	$ 869,823	17,212	1.98
Interest-bearing demand accounts	3,575,468	79,750	2.23	1,971,581	43,516	2.21	370,843	9,450	2.55
Money market accounts	593,426	5,681	0.96	623,442	6,889	1.10	593,021	11,697	1.97
Time deposits	5,482,554	120,023	2.19	5,970,416	148,254	2.48	6,311,562	217,416	3.44
Total deposits	10,593,934	214,813	2.03	9,492,630	209,339	2.21	8,145,249	255,775	3.14
Borrowed funds	6,098,282	215,253	3.53	4,090,459	167,015	4.08	2,854,658	139,999	4.90
Total interest-bearing liabilities	16,692,216	430,066	2.58	13,583,089	376,354	2.77	10,999,907	395,774	3.60
Noninterest-bearing liabilities:									
Noninterest-bearing deposits	415,905			409,220			391,865		
Other noninterest-bearing liabilities	125,929			111,706			102,001		
Total noninterest-bearing liabilities	541,834			520,926			493,866		
Total liabilities	17,234,050			14,104,015			11,493,773		
Stockholders' equity	1,354,797			1,348,804			1,294,331		
Total liabilities and stockholders' equity	$ 18,588,847			$ 15,452,819			$ 12,788,104		
Net interest income		$ 484,992			$ 400,974			$ 388,443	
Net interest rate spread (2)			2.43%			2.37%			2.66%
Net interest-earning assets	$ 1,561,919			$ 1,544,500			$ 1,524,479		
Net interest margin (3)			2.66%			2.65%			3.10%
Ratio of interest-earning assets to interest-bearing liabilities			1.09x			1.11x			1.14x

(1) Amount is net of deferred loan fees and allowance for loan losses and includes non-performing loans.

(2) Determined by subtracting the weighted average cost of average total interest-bearing liabilities from the weighted average yield on average total interest-earning assets.

(3) Determined by dividing net interest income by average total interest-earning assets.

Source: Hudson City Bancorp's Prospectus.

EXHIBIT I-6

Hudson City Bancorp, Inc.
Loan Loss Allowance Activity

Exhibit I-6
Hudson City Bancorp, Inc.
Loan Loss Allowance Activity

	At or for the Year Ended December 31,				
	2004	2003	2002	2001	2000
	(Dollars in thousands)				
Balance at beginning of period......	$ 26,547	$ 25,501	$ 24,010	$ 22,144	$ 20,010
Provision for loan losses............	790	900	1,500	1,875	2,130
Charge-offs:					
First mortgage loans..............	(11)	(92)	(3)	(6)	(18)
Consumer and other loans.......	(9)	(4)	(10)	(14)	-
Total charge-offs.............	(20)	(96)	(13)	(20)	(18)
Recoveries.............................	2	242	4	11	22
Net recoveries (charge-offs)	(18)	146	(9)	(9)	4
Balance at end of period............	$ 27,319	$ 26,547	$ 25,501	$ 24,010	$ 22,144
Allowance for loan losses to total loans.........................	0.24	0.30	0.37	0.40	0.45
Allowance for loan losses to non-performing loans............	126.44	131.09	126.27	153.44	170.67

Source: Hudson City Bancorp's Prospectus.

EXHIBIT I-7

Hudson City Bancorp, Inc.
Fixed and Adjustable Rate Loans

Exhibit I-7
Hudson City Bancorp, Inc.
Fixed and Adjustable Rate Loans

	Due After December 31, 2005		
	Fixed	Adjustable	Total
		(In thousands)	
First mortgage loans......................	$ 10,368,257	$ 837,122	$ 11,205,379
Consumer and other loans...............	127,517	29,352	156,869
Total loans due after one year...	$ 10,495,774	$ 866,474	$ 11,362,248

Source: Hudson City Bancorp's Prospectus.

EXHIBIT I-8

Hudson City Bancorp, Inc.
PVE Interest Rate Risk Analysis

Exhibit I-8
Hudson City Bancorp, Inc.
PVE Interest Rate Risk Analysis

Change in Interest Rates	Present Value of Equity			Present Value of Equity As Percent of Present Value of Assets	
	Dollar Amount	Dollar Change	Percent Change	Present Value Ratio	Percent Change
(Basis points)		(Dollars in thousands)			
200	$ 1,752,586	$ (782,548)	(30.87)%	9.44%	(24.54)%
100	2,186,949	(348,185)	(13.73)	11.25	(10.07)
50	2,387,254	(147,880)	(5.83)	12.02	(3.92)
0	2,535,134	-	-	12.51	-
(50)	2,467,662	(67,472)	(2.66)	12.04	(3.76)
(100)	2,271,184	(263,950)	(10.41)	11.02	(11.91)

Source: Hudson City Bancorp's Prospectus.

EXHIBIT I-9

Hudson City Bancorp, Inc.
Gap Table

Exhibit I-9
Hudson City Bancorp, Inc.
Gap Table

	At December 31, 2004						
	Six months or less	More than six months to one year	More than one year to two years	More than two years to three years	More than three years to five years	More than five years	Total
	(Dollars in thousands)						
Interest-earning assets:							
First mortgage loans	$ 883,388	$ 892,184	$ 1,423,202	$ 1,222,270	$ 1,317,564	$ 5,461,124	$ 11,199,732
Consumer and other loans	28,989	301	1,386	2,281	16,843	107,450	157,250
Federal funds sold	45,700	-	-	-	-	-	45,700
Mortgage-backed securities	810,663	999,416	713,610	571,933	520,569	1,760,438	5,376,629
FHLB stock	140,000	-	-	-	-	-	140,000
Investment securities	10,246	-	8	60	1,084,032	1,834,542	2,928,888
Total interest-earning assets	1,918,986	1,891,901	2,138,206	1,796,544	2,939,008	9,163,554	19,848,199
Interest-bearing liabilities:							
Savings accounts	23,980	24,532	46,488	46,488	92,976	697,319	931,783
Interest-bearing demand accounts	107,252	107,252	429,010	429,010	858,020	2,359,555	4,290,099
Money market accounts	14,118	14,118	56,470	56,470	112,940	310,584	564,700
Time deposits	2,458,701	1,248,415	911,789	341,139	313,172	-	5,273,216
Borrowed funds	100,000	775,000	-	-	-	6,275,000	7,150,000
Total interest-bearing liabilities	2,704,051	2,169,317	1,443,757	873,107	1,377,108	9,642,458	18,209,798
Interest rate sensitivity gap	$ (785,065)	$ (277,416)	$ 694,449	$ 923,437	$ 1,561,900	$ (478,904)	$ 1,638,401
Cumulative interest rate sensitivity gap	$ (785,065)	$ (1,062,481)	$ (368,032)	$ 555,405	$ 2,117,305	$ 1,638,404	
Cumulative interest rate sensitivity gap as a percent of total assets	(3.90)%	(5.27)%	(1.83)%	2.76%	10.51%	8.13%	
Cumulative interest-earning assets as a percent of interest-bearing liabilities	70.97%	78.20%	94.17%	107.72%	124.71%	109.00%	

Source: Hudson City Bancorp's Prospectus.

EXHIBIT I-10

Hudson City Bancorp, Inc.
Loan Portfolio Composition

Exhibit I-10
Hudson City Bancorp, Inc.
Loan Portfolio Composition

	At December 31,									
	2004		2003		2002		2001		2000	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)									
First mortgage loans:										
One- to four-family....	$ 11,120,874	97.87%	$ 8,597,442	97.32%	$ 6,708,806	96.25%	$ 5,664,973	94.93%	$ 4,607,891	94.56%
FHA/VA....................	81,915	0.72	98,502	1.12	131,209	1.88	151,203	2.53	112,937	2.32
Multi-family and Commercial..............	3,000	0.03	2,843	0.03	2,668	0.04	2,548	0.04	2,380	0.05
Total first mortgage Loans.....................	11,205,789	98.62	8,668,787	98.47	6,842,683	98.17	5,818,724	97.50	4,723,208	96.93
Consumer and other loans:										
Fixed-rate second mortgages..................	127,737	1.12	105,361	1.20	93,691	1.34	115,244	1.93	118,319	2.43
Home equity credit lines..........................	28,929	0.25	28,217	0.32	33,543	0.48	32,715	0.55	29,119	0.60
Other.........................	584	0.01	701	0.01	983	0.01	1,488	0.02	2,094	0.04
Total consumer and other loans............	157,250	1.38	134,279	1.53	128,217	1.83	149,447	2.50	149,532	3.07
Total loans............	11,363,039	100.00%	8,803,066	100.00%	6,970,900	100.00%	5,968,171	100.00%	4,872,740	100.00%
Less:										
Deferred loan fees......	8,073		10,255		13,508		12,060		9,555	
Allowance for loan losses........................	27,319		26,547		25,501		24,010		22,144	
Net loans	$ 11,327,647		$ 8,766,264		$ 6,931,891		$ 5,932,101		$ 4,841,041	

Source: Hudson City Bancorp's Prospectus.

EXHIBIT I-11

Hudson City Bancorp, Inc.
Contractual Maturity By Loan Type

Exhibit I-11
Hudson City Bancorp, Inc.
Contractual Maturity By Loan Type

	At December 31, 2004		
	First Mortgage Loans	Consumer and Other Loans	Total
		(In thousands)	
Amounts Due:			
One year or less....................	$ 410	$ 381	$ 791
After one year:			
One to three years.............	12,077	4,047	16,124
Three to five years............	54,591	16,616	71,207
Five to ten years...............	239,865	36,801	276,666
Ten to twenty years...........	2,078,546	99,405	2,177,951
Over twenty years.............	8,820,300	-	8,820,300
Total due after one year...	11,205,379	156,869	11,362,248
Total loans.................	$ 11,205,789	$ 157,250	11,363,039
Less:			
Deferred loan fees.................			8,073
Allowance for loan losses.........			27,319
Net loans...................			$ 11,327,647

Source: Hudson City Bancorp's Prospectus.

EXHIBIT I-12

Hudson City Bancorp, Inc.
Loan Originations, Purchases and Sales

Exhibit I-12
Hudson City Bancorp, Inc.
Loan Originations, Purchases and Sales

	For the Year Ended December 31,		
	2004	2003	2002
		(In thousands)	
Total loans:			
Balance outstanding at beginning of period...	$ 8,803,066	$ 6,970,900	$ 5,968,171
Originations:			
First mortgage loans.......................................	1,378,709	2,168,148	1,840,857
Consumer and other loans..............................	85,932	103,000	66,441
Total originations	1,464,641	2,271,148	1,907,298
Purchases:			
One- to four-family first mortgage loans	3,118,587	3,168,892	1,684,368
FHA/VA first mortgage loans........................	3,506	36,064	32,819
Other first mortgage loans	316	293	219
Total purchases	3,122,409	3,205,249	1,717,406
Less:			
Principal payments:			
First mortgage loans	1,956,395	3,530,205	2,531,976
Consumer and other loans	62,960	96,938	87,671
Total principal payments	2,019,355	3,627,143	2,619,647
Premium amortization and discount accretion, net	5,374	14,094	1,071
Transfers to foreclosed real estate..................	2,348	2,994	1,257
Balance outstanding at end of period	$ 11,363,039	$ 8,803,066	$ 6,970,900

Source: Hudson City Bancorp's Prospectus.

EXHIBIT I-13

Hudson City Bancorp, Inc.
Non-Performing Assets

Exhibit I-13
Hudson City Bancorp, Inc.
Non-Performing Assets

	At December 31,				
	2004	2003	2002	2001	2000
	(Dollars in thousands)				
Non-accrual first mortgage loans............	$ 6,057	$ 4,401	$ 6,053	$ 8,177	$ 10,422
Non-accrual consumer and other loans......	-	102	19	85	30
Accruing loans delinquent 90 days or more..	15,550	15,748	14,123	7,386	2,523
Total non-performing loans...............	21,607	20,251	20,195	15,648	12,975
Foreclosed real estate, net.....................	878	1,002	1,276	250	438
Total non-performing assets..............	$ 22,485	$ 21,253	$ 21,471	$ 15,898	$ 13,413
Non-performing loans to total loans..........	0.19%	0.23%	0.29%	0.26%	0.27%
Non-performing assets to total assets.........	0.11	0.12	0.15	0.14	0.14

Source: Hudson City Bancorp's Prospectus.

EXHIBIT I-14

Hudson City Bancorp, Inc.
Deposit Composition

Exhibit I-14
Hudson City Bancorp, Inc.
Deposit Composition

	At December 31,								
	2004			2003			2002		
	Amount	Percent of total deposits	Weighted average nominal rate	Amount	Percent of total deposits	Weighted average nominal rate	Amount	Percent of total deposits	Weighted average nominal rate
	(Dollars in thousands)								
Savings	$ 931,783	8.12%	0.98%	$ 945,595	9.05%	0.98%	$ 892,678	9.77%	1.61%
Interest-bearing demand	4,290,099	37.38	2.46	2,808,901	26.87	2.09	1,040,614	11.39	2.80
Money market	564,700	4.92	0.96	623,811	5.97	0.96	629,042	6.88	1.56
Noninterest-bearing demand	417,502	3.64	-	396,495	3.79	-	388,465	4.25	-
Total	6,204,084	54.06	1.94	4,774,802	45.68	1.55	2,950,799	32.29	1.81
Time deposits:									
Time deposits $100,000 and over	886,079	7.72	2.45	914,639	8.75	2.19	967,983	10.59	2.83
Time deposits less than $100,000 with original maturities of:									
Three months or less	339,354	2.96	1.37	483,460	4.62	1.37	619,953	6.78	2.10
Over three months to twelve months	864,250	7.53	1.64	1,166,713	11.16	1.52	1,668,926	18.26	2.54
Over twelve months to twenty-four months	1,368,900	11.93	2.07	1,634,702	15.64	2.18	1,723,400	18.86	3.03
Over twenty-four months to thirty-six months	650,289	5.67	2.81	562,678	5.38	2.94	456,832	5.00	3.79
Over thirty-six months to forty-eight months	283,747	2.47	3.40	149,801	1.43	3.48	73,431	0.80	4.16
Over forty-eight months to sixty months	48,692	0.42	3.76	27,594	0.26	3.70	15,419	0.17	4.19
Over sixty months	135,160	1.18	3.87	70,850	0.68	3.79	37,018	0.41	4.33
IRA and Keogh accounts	696,745	6.06	2.65	668,541	6.40	2.57	624,868	6.84	3.28
Total time deposits	5,273,216	45.94	2.32	5,678,978	54.32	2.16	6,187,830	67.71	2.88
Total deposits	$ 11,477,300	100.00%	2.11	$ 10,453,780	100.00%	1.88	$ 9,138,629	100.00%	2.53

Source: Hudson City Bancorp's Prospectus.

EXHIBIT I-15

Hudson City Bancorp, Inc.
Scheduled Maturity of Time Deposits

Exhibit I-15
Hudson City Bancorp, Inc.
Scheduled Maturity of Time Deposits

	Period to Maturity from December 31, 2004						
	Within three months	Over three to six months	Over six months to one year	Over one to two years	Over two to three years	Over three years	Total
				(In thousands)			
Time deposit accounts:							
1.50% or less.........	$ 829,542	$ 86,340	$ 26,803	$ -	$ -	$ -	$ 942,685
1.51% to 2.00%.....	391,617	554,641	425,671	3,637	20	7	1,375,593
2.01% to 2.50%......	140,201	265,461	685,349	254,171	18	86	1,345,286
2.51% to 3.00%......	63,359	81,041	65,770	278,600	22,203	64	511,037
3.01% to 3.50%......	22,575	1,208	25,937	353,784	88,962	65,240	557,706
3.51% and over.....	10,981	9,129	20,201	22,887	229,937	247,774	540,909
Total..............	$ 1,458,275	$ 997,820	$ 1,249,731	$ 913,079	$ 341,140	$ 313,171	$ 5,273,216

Source: Hudson City Bancorp's Prospectus.

EXHIBIT I-16

Hudson City Bancorp, Inc.
Borrowings Activity

Exhibit I-16
Hudson City Bancorp, Inc.
Borrowings Activity

	2004		2003	
	Principal	Weighted Average Rate	Principal	Weighted Average Rate
	(Dollars in thousands)			
Securities sold under agreements to repurchase:				
FHLB	$ 950,000	4.73%	$ 1,250,000	4.00%
Other brokers	4,350,000	3.11	1,950,000	3.14
Total securities sold under agreements to repurchase	5,300,000	3.40	3,200,000	3.48
Advances from the FHLB	1,850,000	3.81	1,950,000	3.69
Total borrowed funds	$ 7,150,000	3.51	$ 5,150,000	3.56

Source: Hudson City Bancorp's Prospectus.

EXHIBIT II-1

Historical Interest Rates

Exhibit II-1
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1997:	Quarter 1	8.50%	5.35%	6.02%	6.92%
	Quarter 2	8.50%	5.25%	5.67%	6.51%
	Quarter 3	8.50%	5.06%	5.47%	6.12%
	Quarter 4	8.50%	5.36%	5.51%	5.75%
1998:	Quarter 1	8.50%	5.16%	5.41%	5.67%
	Quarter 2	8.50%	5.10%	5.38%	5.44%
	Quarter 3	8.25%	4.37%	4.41%	4.44%
	Quarter 4	7.75%	4.48%	4.53%	4.65%
1999:	Quarter 1	7.75%	4.49%	4.72%	5.25%
	Quarter 2	7.75%	4.78%	5.07%	5.81%
	Quarter 3	8.25%	4.88%	5.22%	5.90%
	Quarter 4	8.50%	5.33%	5.98%	6.45%
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
	Quarter 3	4.75%	1.70%	2.16%	4.12%
	Quarter 4	5.25%	2.22%	2.75%	4.24%
2005:					
As of February 16, 2005		5.50%	2.57%	3.06%	4.16%

(1) End of period data.

Sources: SNL Financial, The Federal Reserve and The Wall Street Journal.

EXHIBIT II-2

Deposit Market Share By Primary Market Area County

Exhibit II-2
Hudson City Savings Bank
Atlantic County, NJ Deposit Detail

Holding Company Name	Institution Name	HQ City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2002 ($000)	Total Deposits as of June 30, 2004 ($000)	Market Share 2002 (%)	Market Share 2004 (%)	2002-2004 CAGR (%)
Commerce Bancorp Inc.	Commerce Bank NA	Cherry Hill	NJ	Bank	8	$609,225	$855,988	19.80%	23.22%	18.53%
Bank of America Corp.	Fleet National Bank	Providence	RI	Bank	24	$767,391	$746,989	24.94%	20.26%	-1.34%
Sun Bancorp Inc.	Sun National Bank	Vineland	NJ	Bank	14	$423,650	$415,492	13.77%	11.27%	-0.97%
Wachovia Corp.	Wachovia Bank NA	Charlotte	NC	Bank	18	$278,239	$324,520	9.04%	8.80%	8.00%
PNC Financial Services Group	PNC Bank NA	Pittsburgh	PA	Bank	11	$235,577	$247,018	7.66%	6.70%	2.40%
Minotola National Bank	Minotola National Bank	Vineland	NJ	Bank	6	$184,638	$203,263	6.00%	5.51%	4.92%
Boardwalk Bank	Boardwalk Bank	Linwood	NJ	Bank	2	$94,464	$183,828	3.07%	4.99%	39.50%
Absecon Bancorp	First National Bank of Absecon	Absecon	NJ	Bank	4	$119,771	$139,360	3.89%	3.78%	7.87%
Parke Bank	Parke Bank	Washington Township	NJ	Bank	1	$0	$48,220	0.00%	1.31%	N.M.
Hudson United Bancorp	Hudson United Bank	Mahwah	NJ	Bank	1	$13,550	$16,004	0.44%	0.43%	8.68%
Fulton Financial Corp.	The Bank	Woodbury	NJ	Bank	1	$11,782	$14,778	0.38%	0.40%	11.99%
Caixa Geral de Depositos SA	Crown Bank NA	Ocean City	NJ	Bank	1	$6,488	$10,086	0.21%	0.27%	24.68%
TOTAL BANKS					**91**	**$2,744,775**	**$3,205,546**	**89.20%**	**86.94%**	**8.07%**
OC Financial MHC	Ocean City Home Bank (MHC)	Ocean City	NJ	Thrift	4	$147,175	$186,777	4.78%	5.07%	12.65%
Cape Savings Bank	Cape Savings Bank	Cape May Ct House	NJ	SB	5	$109,585	$123,573	3.56%	3.35%	6.19%
CBHC Financialcorp Inc.	Select Bank	Egg Harbor	NJ	Thrift	3	$42,409	$75,936	1.38%	2.06%	33.81%
Fox Chase Bank	Fox Chase Bank	Hatboro	PA	Thrift	1	$17,195	$61,631	0.56%	1.67%	89.32%
Hudson City Bancorp Inc. (MHC)	Hudson City Savings Bk, FSB	Paramus	NJ	Thrift	1	$15,834	$33,334	0.51%	0.90%	45.09%
TOTAL SAVINGS INSTITUTIONS					**14**	**$332,198**	**$481,251**	**10.79%**	**13.05%**	**20.36%**
TOTAL BANKS AND SAVINGS INSTITUTIONS					**105**	**$3,076,973**	**$3,686,797**	**99.99%**	**99.99%**	**9.46%**
NEW JERSEY					**3,859**	**$180,944,791**	**$211,318,456**	**99.93%**	**100.00%**	**8.07%**
BANKS					**2,887**	**$132,596,380**	**$154,010,070**	**73.18%**	**72.90%**	**7.77%**
SAVINGS INSTITUTIONS					**972**	**$48,348,411**	**$57,308,386**	**26.75%**	**27.10%**	**8.87%**

Source: SNL Financial.

Exhibit II-2
Hudson City Savings Bank
Bergen County, NJ Deposit Detail

Holding Company Name	Institution Name	HQ City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2002 ($000)	Total Deposits as of June 30, 2004 ($000)	Market Share 2002 (%)	Market Share 2004 (%)	2002-2004 CAGR (%)
Bank of America Corp.	Fleet National Bank	Providence	RI	Bank	86	$7,580,217	$8,137,752	27.32%	25.58%	3.61%
Commerce Bancorp Inc.	Commerce Bank/North	Ramsey	NJ	Bank	21	$1,299,287	$1,982,178	4.68%	6.23%	23.51%
Valley National Bancorp	Valley National Bank	Passiac	NJ	Bank	39	$1,311,597	$1,476,989	4.73%	4.64%	6.12%
PNC Financial Services Group	PNC Bank NA	Pittsburgh	PA	Bank	33	$1,505,868	$1,451,911	5.43%	4.56%	-1.81%
Bank of New York Co.	Bank of New York	New York	NY	Bank	38	$1,193,587	$1,243,290	4.30%	3.91%	2.06%
Interchange Financial Services	Interchange Bank	Saddle Brook	NJ	Bank	30	$1,023,078	$1,187,084	3.69%	3.73%	7.72%
Wachovia Corp.	Wachovia Bank NA	Charlotte	NC	Bank	38	$981,185	$1,177,031	3.54%	3.70%	9.53%
JPMorgan Chase & Co.	JPMorgan Chase Bank, NA	New York	NY	Bank	11	$781,688	$939,870	2.82%	2.95%	9.65%
Hudson United Bancorp	Hudson United Bank	Mahwah	NJ	Bank	22	$770,420	$748,127	2.78%	2.35%	-1.46%
North Fork Bancorp.	North Fork Bank	Mattituck	NY	Bank	27	$473,587	$468,766	1.71%	1.47%	-0.51%
Woori Financial Group	Woori America Bank	New York	NY	Bank	5	$233,881	$267,920	0.84%	0.84%	7.03%
Greater Community Bancorp	Bergen Commercial Bank	Paramus	NJ	Bank	6	$162,328	$208,496	0.59%	0.66%	13.33%
Community Bk of Bergen County	Community Bk of Bergen County	Maywood	NJ	Bank	3	$190,457	$208,036	0.69%	0.65%	4.51%
Lakeland Bancorp	Lakeland Bank	Newfoundland	NJ	Bank	5	$132,762	$164,402	0.48%	0.52%	11.28%
Stewardship Financial Corp.	Atlantic Stewardship Bank	Midland Park	NJ	Bank	3	$122,009	$148,463	0.44%	0.47%	10.31%
Mariner's Bank	Mariner's Bank	Edgewater	NJ	Bank	2	$32,447	$76,524	0.12%	0.24%	53.57%
UNITE HERE	Amalgamated Bank	New York	NY	Bank	1	$45,914	$67,941	0.17%	0.21%	21.64%
Pascack Community Bank	Pascack Community Bank	Westwood	NJ	Bank	1	$5,313	$39,401	0.02%	0.12%	172.32%
BNB Financial Services Corp.	Broadway National Bank	Fort Lee	NJ	Bank	1	$0	$33,144	0.00%	0.10%	N.M.
Greater Community Bancorp	Rock Community Bank	Glen Rock	NJ	Bank	1	$31,709	$25,992	0.11%	0.08%	-9.46%
Banco Comercial Portugues SA	BCPBank NA	Newark	NJ	Bank	1	$0	$16,668	0.00%	0.05%	N.M.
City National Bancshares Corp.	City NB of New Jersey	Newark	NJ	Bank	1	$9,333	$9,674	0.03%	0.03%	1.81%
1st Constitution Bancorp	1st Constitution Bank	Cranbury	NJ	Bank	1	$0	$906	0.00%	0.00%	N.M.
TOTAL BANKS					**378**	**$17,886,667**	**$20,080,565**	**64.49%**	**63.09%**	**5.96%**
Hudson City Bancorp Inc. (MHC)	Hudson City Savings Bk, FSB	Paramus	NJ	Thrift	24	$2,801,464	$3,682,622	10.10%	11.57%	14.65%
Columbia Savings Bank M.H.C.	Columbia Bank (MHC)	Fair Lawn	NJ	Thrift	13	$919,880	$1,040,531	3.32%	3.27%	6.36%
Boiling Springs MHC	Boiling Springs Svgs Bk (MHC)	Rutherford	NJ	SB	11	$904,376	$868,663	3.26%	2.73%	-1.99%
Golden West Financial	World SB FSB	Oakland	CA	Thrift	12	$568,414	$788,044	2.05%	2.48%	17.75%
Kearny Financial Corp (MHC)	Kearny FSB (MHC)	Kearny	NJ	Thrift	10	$778,132	$787,130	2.80%	2.47%	0.58%
Spencer Savings Bank SLA	Spencer Savings Bank SLA	Elmwood Park	NJ	Thrift	8	$688,881	$757,332	2.48%	2.38%	4.85%
Ocwen Financial Corp.	Ocwen Federal Bank FSB	Fort Lee	NJ	Thrift	1	$496,508	$666,008	1.79%	2.09%	15.82%
Washington Mutual Inc.	Washington Mutual Bank, FA	Stockton	CA	Thrift	17	$482,467	$658,423	1.74%	2.07%	16.82%
Oritani Financial Corp M.H.C.	Oritani Savings Bank (MHC)	Hackensack	NJ	SB	19	$557,323	$596,960	2.01%	1.88%	3.49%
NVE Bancorp MHC	NVE Bank	Englewood	NJ	SB	14	$497,975	$514,732	1.79%	1.62%	1.67%
Citigroup Inc.	Citibank FSB	Reston	VA	Thrift	2	$206,295	$318,343	0.74%	1.00%	24.22%
Provident Financial Services	Provident Bank	Jersey City	NJ	SB	4	$184,195	$214,987	0.66%	0.68%	8.04%
Bogota Savings Bank	Bogota Savings Bank	Bogota	NJ	SB	2	$147,986	$160,838	0.53%	0.50%	4.19%
Sovereign Bancorp Inc.	Sovereign Bank	Wyomissing	PA	Thrift	2	$124,295	$135,830	0.45%	0.43%	4.54%
Haven Savings Bank	Haven Savings Bank	Hoboken	NJ	SB	1	$76,395	$98,420	0.28%	0.31%	13.50%
Glen Rock Savings Bank	Glen Rock Savings Bank	Glen Rock	NJ	SB	2	$87,566	$92,722	0.32%	0.29%	2.90%
Independence Cmnty Bank Corp.	Independence Community Bank	Brooklyn	NY	SB	4	$89,315	$91,953	0.32%	0.29%	1.47%
Clifton Svngs Bncp Inc.(MHC)	Clifton Savings Bank S.L.A.	Clifton	NJ	Thrift	3	$80,143	$93,472	0.29%	0.29%	8.00%
Wawel Savings Bank (MHC)	Wawel Savings Bank (MHC)	Wallington	NJ	Thrift	1	$52,969	$59,546	0.19%	0.19%	6.03%
Pamrapo Bancorp Inc.	Pamrapo SB SLA	Bayonne	NJ	Thrift	1	$25,430	$32,898	0.09%	0.10%	13.74%
Provident Bancorp Inc.	Provident Bank	Montebello	NY	Thrift	2	$34,739	$28,993	0.13%	0.09%	-8.64%
GSL Savings Bank	GSL Savings Bank	Guttenberg	NJ	SB	1	$27,173	$26,956	0.10%	0.08%	-0.40%
Fort Lee FSB	Fort Lee FSB	Fort Lee	NJ	Thrift	1	$27,390	$23,284	0.10%	0.07%	-7.80%
TOTAL SAVINGS INSTITUTIONS					**155**	**$9,859,311**	**$11,738,487**	**35.54%**	**36.88%**	**9.11%**
TOTAL BANKS AND SAVINGS INSTITUTIONS					**531**	**$27,745,978**	**$31,819,052**	**100.03%**	**99.97%**	**7.09%**
NEW JERSEY					**3,859**	**$180,944,791**	**$211,318,456**	**99.93%**	**100.00%**	**8.07%**
BANKS					**2,887**	**$132,596,380**	**$154,010,070**	**73.18%**	**72.90%**	**7.77%**
SAVINGS INSTITUTIONS					**972**	**$48,348,411**	**$57,308,386**	**26.75%**	**27.10%**	**8.87%**

Source: SNL Financial.

Exhibit II-2
Hudson City Savings Bank
Burlington County, NJ Deposit Detail

Holding Company Name	Institution Name	HQ City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2002 ($000)	Total Deposits as of June 30, 2004 ($000)	Market Share 2002 (%)	Market Share 2004 (%)	2002-2004 CAGR (%)
Commerce Bancorp Inc.	Commerce Bank NA	Cherry Hill	NJ	Bank	13	$946,724	$1,289,527	18.82%	21.51%	16.71%
Wachovia Corp.	Wachovia Bank NA	Charlotte	NC	Bank	32	$685,918	$792,473	13.64%	13.22%	7.49%
PNC Financial Services Group	PNC Bank NA	Pittsburgh	PA	Bank	22	$723,836	$672,243	14.39%	11.21%	-3.63%
Bank of America Corp.	Fleet National Bank	Providence	RI	Bank	30	$681,490	$605,855	13.55%	10.11%	-5.71%
Susquehanna Bancshares Inc.	Susquehanna Patriot Bank	Marlton	NJ	Bank	5	$107,065	$226,407	2.13%	3.78%	45.42%
Sterling Bank	Sterling Bank	Mount Laurel	NJ	Bank	5	$148,556	$205,773	2.95%	3.43%	17.69%
Sun Bancorp Inc.	Sun National Bank	Vineland	NJ	Bank	7	$156,064	$146,435	3.10%	2.44%	-3.13%
Hudson United Bancorp	Hudson United Bank	Mahwah	NJ	Bank	7	$119,112	$98,652	2.37%	1.65%	-8.99%
Cornerstone Bank	Cornerstone Bank	Moorestown	NJ	Bank	3	$55,791	$92,846	1.11%	1.55%	29.00%
Yardville National Bancorp	Yardville National Bank	Yardville	NJ	Bank	1	$25,624	$79,023	0.51%	1.32%	75.61%
Dickinson Financial Corp. II	Armed Forces Bank NA	Fort Leavenworth	KS	Bank	1	$1,541	$3,991	0.03%	0.07%	60.93%
Banco Comercial Portugues SA	BCPBank NA	Newark	NJ	Bank	1	$0	$2,299	0.00%	0.04%	N.M.
TOTAL BANKS					**127**	**$3,651,721**	**$4,215,524**	**72.60%**	**70.33%**	**7.44%**
FMS Financial Corp.	Farmers & Mechanics Bank	Burlington Townshi[p]	NJ	Thrift	39	$744,936	$886,877	14.81%	14.79%	9.11%
Royal Bank of Scotland Group	Citizens Bank of PA	Philadelphia	PA	SB	3	$91,777	$243,077	1.82%	4.05%	62.74%
Sovereign Bancorp Inc.	Sovereign Bank	Wyomissing	PA	Thrift	8	$156,183	$183,463	3.11%	3.06%	8.38%
Columbia Savings Bank M.H.C.	Columbia Bank (MHC)	Fair Lawn	NJ	Thrift	2	$98,067	$112,384	1.95%	1.87%	7.05%
Hudson City Bancorp Inc. (MHC)	Hudson City Savings Bk, FSB	Paramus	NJ	Thrift	1	$77,949	$93,490	1.55%	1.56%	9.52%
Farnsworth Bancorp Inc.	Peoples SB	Bordentown	NJ	Thrift	4	$70,935	$88,854	1.41%	1.48%	11.92%
Delanco Bancorp Inc.	Delanco FSB (MHC)	Delanco	NJ	Thrift	1	$52,722	$62,625	1.05%	1.04%	8.99%
Roebling Financial Corp.	Roebling Bank	Roebling	NJ	Thrift	2	$44,857	$50,886	0.89%	0.85%	6.51%
Beneficial Mutual Savings Bank	Beneficial Mutual Savings Bank	Philadelphia	PA	SB	1	$15,818	$22,364	0.31%	0.37%	18.90%
Semperverde Holding Company	Firstrust Savings Bank	Conshohocken	PA	SB	1	$4,631	$15,752	0.09%	0.26%	84.43%
Audubon Savings Bank	Audubon Savings Bank	Audubon	NJ	SB	1	$10,334	$13,866	0.21%	0.23%	15.84%
Roma Bank	Roma Bank	Trenton	NJ	Thrift	1	$0	$6,325	0.00%	0.11%	N.M.
First Investors Consolidated	First Investors FSB	Woodbridge	NJ	Thrift	1	$9,549	$0	0.19%	0.00%	-100.00%
TOTAL SAVINGS INSTITUTIONS					**65**	**$1,377,758**	**$1,779,963**	**27.39%**	**29.67%**	**13.66%**
TOTAL BANKS AND SAVINGS INSTITUTIONS					**192**	**$5,029,479**	**$5,995,487**	**99.99%**	**100.00%**	**9.18%**
NEW JERSEY					**3,859**	**$180,944,791**	**$211,318,456**	**99.93%**	**100.00%**	**8.07%**
BANKS					**2,887**	**$132,596,380**	**$154,010,070**	**73.18%**	**72.90%**	**7.77%**
SAVINGS INSTITUTIONS					**972**	**$48,348,411**	**$57,308,386**	**26.75%**	**27.10%**	**8.87%**

Source: SNL Financial.

Exhibit II-2
Hudson City Savings Bank
Camden County, NJ Deposit Detail

Holding Company Name	Institution Name	HQ City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2002 ($000)	Total Deposits as of June 30, 2004 ($000)	Market Share 2002 (%)	Market Share 2004 (%)	2002-2004 CAGR (%)
Commerce Bancorp Inc.	Commerce Bank NA	Cherry Hill	NJ	Bank	20	$2,237,058	$2,877,399	33.16%	36.19%	13.41%
PNC Financial Services Group	PNC Bank NA	Pittsburgh	PA	Bank	47	$1,124,354	$1,091,674	16.67%	13.73%	-1.46%
Wachovia Corp.	Wachovia Bank NA	Charlotte	NC	Bank	33	$821,950	$989,971	12.18%	12.45%	9.75%
Bank of America Corp.	Fleet National Bank	Providence	RI	Bank	28	$637,437	$584,740	9.45%	7.35%	-4.22%
Hudson United Bancorp	Hudson United Bank	Mahwah	NJ	Bank	19	$361,857	$322,258	5.36%	4.05%	-5.63%
Sun Bancorp Inc.	Sun National Bank	Vineland	NJ	Bank	8	$249,256	$230,872	3.69%	2.90%	-3.76%
Susquehanna Bancshares Inc.	Susquehanna Patriot Bank	Marlton	NJ	Bank	8	$181,649	$196,348	2.69%	2.47%	3.97%
InterState Net Bank	InterState Net Bank	Cherry Hill	NJ	Bank	1	$62,514	$177,701	0.93%	2.24%	68.60%
1st Colonial Bancorp	1st Colonial National Bank	Collingswood	NJ	Bank	1	$60,893	$96,764	0.90%	1.22%	26.06%
Fulton Financial Corp.	The Bank	Woodbury	NJ	Bank	2	$15,965	$53,861	0.24%	0.68%	83.68%
Liberty Bell Bank	Liberty Bell Bank	Cherry Hill	NJ	Bank	1	$0	$47,479	0.00%	0.60%	N.M.
Sterling Bank	Sterling Bank	Mount Laurel	NJ	Bank	1	$22,093	$33,782	0.33%	0.42%	23.66%
TOTAL BANKS					**169**	**$5,775,026**	**$6,702,849**	**85.60%**	**84.30%**	**7.73%**
Hudson City Bancorp Inc. (MHC)	Hudson City Savings Bk, FSB	Paramus	NJ	Thrift	3	$350,303	$436,927	5.19%	5.50%	11.68%
Royal Bank of Scotland Group	Citizens Bank of PA	Philadelphia	PA	SB	4	$133,221	$237,348	1.97%	2.99%	33.48%
Haddon Savings Bank	Haddon Savings Bank	Haddon Heights	NJ	SB	2	$205,830	$211,655	3.05%	2.66%	1.41%
Sovereign Bancorp Inc.	Sovereign Bank	Wyomissing	PA	Thrift	5	$121,545	$138,593	1.80%	1.74%	6.78%
Columbia Savings Bank M.H.C.	Columbia Bank (MHC)	Fair Lawn	NJ	Thrift	1	$75,121	$85,271	1.11%	1.07%	6.54%
Audubon Savings Bank	Audubon Savings Bank	Audubon	NJ	SB	2	$59,526	$71,671	0.88%	0.90%	9.73%
Golden West Financial	World SB FSB	Oakland	CA	Thrift	1	$0	$38,981	0.00%	0.49%	N.M.
FMS Financial Corp.	Farmers & Mechanics Bank	Burlington Townshi[illegible]	NJ	Thrift	3	$25,772	$24,357	0.38%	0.31%	-2.78%
Gateway Community Finl MHC	Gloucester County FSB (MHC)	Sewell	NJ	Thrift	1	$0	$3,165	0.00%	0.04%	N.M.
TOTAL SAVINGS INSTITUTIONS					**22**	**$971,318**	**$1,247,968**	**14.38%**	**15.70%**	**13.35%**
TOTAL BANKS AND SAVINGS INSTITUTIONS					**191**	**$6,746,344**	**$7,950,817**	**99.98%**	**100.00%**	**8.56%**
NEW JERSEY					**3,859**	**$180,944,791**	**$211,318,456**	**99.93%**	**100.00%**	**8.07%**
BANKS					**2,887**	**$132,596,380**	**$154,010,070**	**73.18%**	**72.90%**	**7.77%**
SAVINGS INSTITUTIONS					**972**	**$48,348,411**	**$57,308,386**	**26.75%**	**27.10%**	**8.87%**

Source: SNL Financial.

Exhibit II-2
Hudson City Savings Bank
Essex County, NJ Deposit Detail

Holding Company Name	Institution Name	HQ City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2002 ($000)	Total Deposits as of June 30, 2004 ($000)	Market Share 2002 (%)	Market Share 2004 (%)	2002-2004 CAGR (%)
Wachovia Corp.	Wachovia Bank NA	Charlotte	NC	Bank	44	$1,799,890	$1,946,932	14.18%	13.15%	4.00%
Bank of America Corp.	Fleet National Bank	Providence	RI	Bank	43	$1,611,110	$1,608,753	12.69%	10.87%	-0.07%
PNC Financial Services Group	PNC Bank NA	Pittsburgh	PA	Bank	32	$1,510,187	$1,423,317	11.89%	9.61%	-2.92%
Valley National Bancorp	Valley National Bank	Passiac	NJ	Bank	29	$1,106,502	$1,349,468	8.71%	9.11%	10.43%
JPMorgan Chase & Co.	JPMorgan Chase Bank, NA	New York	NY	Bank	12	$555,569	$795,581	4.38%	5.37%	19.67%
Commerce Bancorp Inc.	Commerce Bank/North	Ramsey	NJ	Bank	6	$147,672	$352,459	1.16%	2.38%	54.49%
Popular Inc.	Banco Popular North Amer	New York	NY	Bank	5	$232,172	$252,987	1.83%	1.71%	4.39%
Bank of New York Co.	Bank of New York	New York	NY	Bank	6	$232,824	$247,304	1.83%	1.67%	3.06%
North Fork Bancorp.	North Fork Bank	Mattituck	NY	Bank	9	$254,271	$222,969	2.00%	1.51%	-6.36%
Hudson United Bancorp	Hudson United Bank	Mahwah	NJ	Bank	15	$219,672	$221,886	1.73%	1.50%	0.50%
City National Bancshares Corp.	City NB of New Jersey	Newark	NJ	Bank	3	$129,738	$207,902	1.02%	1.40%	26.59%
Banco Comercial Portugues SA	BCPBank NA	Newark	NJ	Bank	3	$111,054	$169,615	0.87%	1.15%	23.58%
Caixa Geral de Depositos SA	Crown Bank NA	Ocean City	NJ	Bank	2	$57,257	$77,833	0.45%	0.53%	16.59%
Franklin Bank	Franklin Bank	Nutley	NJ	Bank	1	$34,961	$68,250	0.28%	0.46%	39.72%
Allegiance Community Bank	Allegiance Community Bank	South Orange	NJ	Bank	1	$33,129	$59,149	0.26%	0.40%	33.62%
Lakeland Bancorp	Lakeland Bank	Newfoundland	NJ	Bank	1	$16,111	$17,194	0.13%	0.12%	3.31%
TOTAL BANKS					212	$8,052,119	$9,021,599	63.41%	60.94%	5.85%
Independence Cmnty Bank Corp.	Independence Community Bank	Brooklyn	NY	SB	15	$505,264	$1,080,336	3.98%	7.30%	46.22%
Hudson City Bancorp Inc. (MHC)	Hudson City Savings Bk, FSB	Paramus	NJ	Thrift	10	$770,233	$980,063	6.07%	6.62%	12.80%
PennFed Financial Services Inc	Penn FSB	Newark	NJ	Thrift	14	$756,537	$798,230	5.96%	5.39%	2.72%
Sovereign Bancorp Inc.	Sovereign Bank	Wyomissing	PA	Thrift	10	$566,819	$607,477	4.46%	4.10%	3.52%
Investors Bancorp MHC	Investors Savings Bank (MHC)	Short Hills	NJ	SB	9	$489,907	$524,358	3.86%	3.54%	3.46%
Provident Financial Services	Provident Bank	Jersey City	NJ	SB	6	$514,190	$519,325	4.05%	3.51%	0.50%
ASB Holding Co (MHC)	American SB of NJ (MHC)	Bloomfield	NJ	Thrift	2	$242,791	$304,977	1.91%	2.06%	12.08%
Washington Mutual Inc.	Washington Mutual Bank, FA	Stockton	CA	Thrift	4	$165,741	$181,967	1.31%	1.23%	4.78%
Kearny Financial Corp (MHC)	Kearny FSB (MHC)	Kearny	NJ	Thrift	4	$142,790	$138,548	1.12%	0.94%	-1.50%
Lusitania Financial MHC	Lusitania SB FSB (MHC)	Newark	NJ	Thrift	2	$112,575	$130,808	0.89%	0.88%	7.79%
Llewellyn-Edison SB FSB	Llewellyn-Edison SB FSB	West Orange	NJ	Thrift	3	$124,501	$123,346	0.98%	0.83%	-0.46%
Golden West Financial	World SB FSB	Oakland	CA	Thrift	2	$57,951	$122,752	0.46%	0.83%	45.54%
New York Community Bancorp	New York Community Bank	Westbury	NY	SB	2	$80,548	$69,662	0.63%	0.47%	-7.00%
Haven Savings Bank	Haven Savings Bank	Hoboken	NJ	SB	1	$0	$68,280	0.00%	0.46%	N.M.
Spencer Savings Bank SLA	Spencer Savings Bank SLA	Elmwood Park	NJ	Thrift	2	$51,129	$66,266	0.40%	0.45%	13.84%
Columbia Savings Bank M.H.C.	Columbia Bank (MHC)	Fair Lawn	NJ	Thrift	1	$32,661	$45,468	0.26%	0.31%	17.99%
Gibraltar Savings Bank FSB	Gibraltar Savings Bank FSB	Oak Ridge	NJ	Thrift	2	$22,390	$22,076	0.18%	0.15%	-0.70%
TOTAL SAVINGS INSTITUTIONS					89	$4,636,027	$5,783,939	36.52%	39.07%	11.70%
TOTAL BANKS AND SAVINGS INSTITUTIONS					301	$12,688,146	$14,805,538	99.93%	100.01%	8.02%
NEW JERSEY					3,859	$180,944,791	$211,318,456	99.93%	100.00%	8.07%
BANKS					2,887	$132,596,380	$154,010,070	73.18%	72.90%	7.77%
SAVINGS INSTITUTIONS					972	$48,348,411	$57,308,386	26.75%	27.10%	8.87%

Source: SNL Financial.

Exhibit II-2
Hudson City Savings Bank
Gloucester County, NJ Deposit Detail

Holding Company Name	Institution Name	HQ City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2002 ($000)	Total Deposits as of June 30, 2004 ($000)	Market Share 2002 (%)	Market Share 2004 (%)	2002-2004 CAGR (%)
Commerce Bancorp Inc.	Commerce Bank NA	Cherry Hill	NJ	Bank	10	$705,581	$1,004,942	24.06%	29.23%	19.34%
Fulton Financial Corp.	The Bank	Woodbury	NJ	Bank	14	$435,287	$485,963	14.84%	14.13%	5.66%
Wachovia Corp.	Wachovia Bank NA	Charlotte	NC	Bank	18	$288,854	$320,163	9.85%	9.31%	5.28%
Bank of America Corp.	Fleet National Bank	Providence	RI	Bank	13	$252,248	$236,508	8.60%	6.88%	-3.17%
Newfield Bancorp Inc.	Newfield National Bank	Newfield	NJ	Bank	6	$212,409	$212,624	7.24%	6.18%	0.05%
Susquehanna Bancshares Inc.	Susquehanna Patriot Bank	Marlton	NJ	Bank	3	$95,851	$123,174	3.27%	3.58%	13.36%
PNC Financial Services Group	PNC Bank NA	Pittsburgh	PA	Bank	6	$125,612	$114,784	4.28%	3.34%	-4.41%
Parke Bank	Parke Bank	Washington Townsl	NJ	Bank	2	$80,514	$114,480	2.74%	3.33%	19.24%
Sun Bancorp Inc.	Sun National Bank	Vineland	NJ	Bank	2	$52,139	$48,050	1.78%	1.40%	-4.00%
Pennsylvania Bus Bk	Pennsylvania Bus Bk	Philadelphia	PA	Bank	1	$13,693	$36,139	0.47%	1.05%	62.46%
Elmer Bancorp Inc.	First National Bank of Elmer	Elmer	NJ	Bank	1	$24,193	$30,429	0.82%	0.88%	12.15%
Minotola National Bank	Minotola National Bank	Vineland	NJ	Bank	2	$16,054	$26,506	0.55%	0.77%	28.49%
Royal Bancshares of PA	Royal Bank America	Narberth	PA	Bank	1	$7,016	$25,647	0.24%	0.75%	91.19%
Hudson United Bancorp	Hudson United Bank	Mahwah	NJ	Bank	3	$37,267	$22,860	1.27%	0.66%	-21.68%
1st Colonial Bancorp	1st Colonial National Bank	Collingswood	NJ	Bank	1	$0	$7,694	0.00%	0.22%	N.M.
TOTAL BANKS					83	$2,346,718	$2,809,963	80.01%	81.71%	9.43%
Gateway Community Finl MHC	Gloucester County FSB (MHC)	Sewell	NJ	Thrift	4	$268,963	$281,553	9.17%	8.19%	2.31%
Columbia Savings Bank M.H.C.	Columbia Bank (MHC)	Fair Lawn	NJ	Thrift	2	$57,076	$72,330	1.95%	2.10%	12.57%
Hudson City Bancorp Inc. (MHC)	Hudson City Savings Bk, FSB	Paramus	NJ	Thrift	1	$60,134	$70,585	2.05%	2.05%	8.34%
Century Bancorp MHC	Century Savings Bank (MHC)	Bridgeton	NJ	SB	2	$63,804	$68,401	2.18%	1.99%	3.54%
Monroe Savings Bank SLA	Monroe Savings Bank SLA	Williamstown	NJ	Thrift	3	$55,917	$60,861	1.91%	1.77%	4.33%
Franklin SB SLA	Franklin SB SLA	Salem	NJ	Thrift	2	$38,914	$42,787	1.33%	1.24%	4.86%
Colonial Bkshrs Inc. (MHC)	Colonial Bank FSB (MHC)	Bridgeton	NJ	Thrift	2	$37,257	$28,171	1.27%	0.82%	-13.04%
SE Financial Corp.	St. Edmond's FSB	Philadelphia	PA	Thrift	1	$4,351	$3,834	0.15%	0.11%	-6.13%
TOTAL SAVINGS INSTITUTIONS					17	$586,416	$628,522	20.01%	18.27%	3.53%
TOTAL BANKS AND SAVINGS INSTITUTIONS					100	$2,933,134	$3,438,485	100.02%	99.98%	8.27%
NEW JERSEY					3,859	$180,944,791	$211,318,456	99.93%	100.00%	8.07%
BANKS					2,887	$132,596,380	$154,010,070	73.18%	72.90%	7.77%
SAVINGS INSTITUTIONS					972	$48,348,411	$57,308,386	26.75%	27.10%	8.87%

Source: SNL Financial.

Exhibit II-2
Hudson City Savings Bank
Hudson County, NJ Deposit Detail

Holding Company Name	Institution Name	HQ City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2002 ($000)	Total Deposits as of June 30, 2004 ($000)	Market Share 2002 (%)	Market Share 2004 (%)	2002-2004 CAGR (%)
Bank of America Corp.	Fleet National Bank	Providence	RI	Bank	32	$8,258,724	$11,125,527	38.65%	39.06%	16.07%
TD Bank Financial Group	TD Waterhouse Bank NA	Jersey City	NJ	Bank	1	$5,304,370	$8,313,936	24.82%	29.19%	25.19%
North Fork Bancorp.	North Fork Bank	Mattituck	NY	Bank	19	$1,521,384	$1,331,086	7.12%	4.67%	-6.46%
Charles Schwab Corp.	U.S. Trust Co. of New York	New York	NY	Bank	1	$571,331	$1,299,806	2.67%	4.56%	50.83%
Wachovia Corp.	Wachovia Bank NA	Charlotte	NC	Bank	13	$337,885	$426,413	1.58%	1.50%	12.34%
Hudson United Bancorp	Hudson United Bank	Mahwah	NJ	Bank	14	$368,359	$382,379	1.72%	1.34%	1.89%
Valley National Bancorp	Valley National Bank	Passiac	NJ	Bank	13	$319,847	$378,793	1.50%	1.33%	8.83%
PNC Financial Services Group	PNC Bank NA	Pittsburgh	PA	Bank	10	$322,443	$339,634	1.51%	1.19%	2.63%
BCB Bancorp Inc	Bayonne Community Bank	Bayonne	NJ	Bank	3	$139,897	$308,739	0.65%	1.08%	48.56%
Bank of New York Co.	Bank of New York	New York	NY	Bank	10	$248,700	$250,361	1.16%	0.88%	0.33%
Popular Inc.	Banco Popular North Amer	New York	NY	Bank	4	$148,142	$190,549	0.69%	0.67%	13.41%
JPMorgan Chase & Co.	JPMorgan Chase Bank, NA	New York	NY	Bank	2	$1,162	$80,143	0.01%	0.28%	730.48%
Sumitomo Trust & Banking Co.	Sumitomo T&BC (USA)	Hoboken	NJ	Bank	1	$8,784	$65,771	0.04%	0.23%	173.63%
Caixa Geral de Depositos SA	Crown Bank NA	Ocean City	NJ	Bank	1	$7,322	$39,266	0.03%	0.14%	131.58%
First BankAmericano	First BankAmericano	Elizabeth	NJ	Bank	1	$0	$26,278	0.00%	0.09%	N.M.
Banco Comercial Portugues SA	BCPBank NA	Newark	NJ	Bank	1	$10,671	$14,549	0.05%	0.05%	16.77%
TOTAL BANKS					126	$17,569,021	$24,573,230	82.20%	86.26%	18.27%
Provident Financial Services	Provident Bank	Jersey City	NJ	SB	17	$930,527	$952,781	4.35%	3.35%	1.19%
Hudson City Bancorp Inc. (MHC)	Hudson City Savings Bk, FSB	Paramus	NJ	Thrift	8	$849,512	$922,382	3.98%	3.24%	4.20%
Pamrapo Bancorp Inc.	Pamrapo SB SLA	Bayonne	NJ	Thrift	7	$367,857	$423,557	1.72%	1.49%	7.30%
Haven Savings Bank	Haven Savings Bank	Hoboken	NJ	SB	2	$333,234	$341,534	1.56%	1.20%	1.24%
Kearny Financial Corp (MHC)	Kearny FSB (MHC)	Kearny	NJ	Thrift	3	$272,233	$282,065	1.27%	0.99%	1.79%
Independence Cmnty Bank Corp.	Independence Community Bank	Brooklyn	NY	SB	11	$275,592	$269,555	1.29%	0.95%	-1.10%
New York Community Bancorp	New York Community Bank	Westbury	NY	SB	4	$299,801	$217,711	1.40%	0.76%	-14.78%
Oritani Financial Corp M.H.C.	Oritani Savings Bank (MHC)	Hackensack	NJ	SB	4	$109,904	$109,292	0.51%	0.38%	-0.28%
Schuyler Savings Bank	Schuyler Savings Bank	Kearny	NJ	SB	1	$102,985	$104,370	0.48%	0.37%	0.67%
Washington Mutual Inc.	Washington Mutual Bank, FA	Stockton	CA	Thrift	4	$93,871	$102,797	0.44%	0.36%	4.65%
PennFed Financial Services Inc	Penn FSB	Newark	NJ	Thrift	2	$82,602	$74,099	0.39%	0.26%	-5.29%
GSL Savings Bank	GSL Savings Bank	Guttenberg	NJ	SB	1	$69,546	$67,696	0.33%	0.24%	-1.34%
Ponce De Leon Federal Bank	Ponce De Leon Federal Bank	Bronx	NY	Thrift	1	$0	$25,686	0.00%	0.09%	N.M.
Lusitania Financial MHC	Lusitania SB FSB (MHC)	Newark	NJ	Thrift	1	$10,448	$14,878	0.05%	0.05%	19.33%
TD Bank Financial Group	TD Bank USA FSB	Jersey City	NJ	Thrift	1	$1,170	$615	0.01%	0.00%	-27.50%
Lehman Brothers Holdings Inc.	Lehman Brothers Bank FSB	Wilmington	DE	Thrift	1	$0	$215	0.00%	0.00%	N.M.
TOTAL SAVINGS INSTITUTIONS					68	$3,799,282	$3,909,233	17.78%	13.73%	1.44%
TOTAL BANKS AND SAVINGS INSTITUTIONS					194	$21,368,303	$28,482,463	99.98%	99.99%	15.45%
NEW JERSEY					3,859	$180,944,791	$211,318,456	99.93%	100.00%	8.07%
BANKS					2,887	$132,596,380	$154,010,070	73.18%	72.90%	7.77%
SAVINGS INSTITUTIONS					972	$48,348,411	$57,308,386	26.75%	27.10%	8.87%

Source: SNL Financial.

Exhibit II-2
Hudson City Savings Bank
Mercer County, NJ Deposit Detail

Holding Company Name	Institution Name	HQ City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2002 ($000)	Total Deposits as of June 30, 2004 ($000)	Market Share 2002 (%)	Market Share 2004 (%)	2002-2004 CAGR (%)
Wachovia Corp.	Wachovia Bank NA	Charlotte	NC	Bank	30	$1,564,464	$1,888,321	21.28%	21.41%	9.86%
Yardville National Bancorp	Yardville National Bank	Yardville	NJ	Bank	15	$1,150,200	$1,384,782	15.65%	15.70%	9.72%
Bank of America Corp.	Fleet National Bank	Providence	RI	Bank	34	$1,089,264	$1,071,539	14.82%	12.15%	-0.82%
PNC Financial Services Group	PNC Bank NA	Pittsburgh	PA	Bank	13	$830,101	$862,724	11.29%	9.78%	1.95%
Commerce Bancorp Inc.	Commerce Bank NA	Cherry Hill	NJ	Bank	8	$276,145	$443,364	3.76%	5.03%	26.71%
Sun Bancorp Inc.	Sun National Bank	Vineland	NJ	Bank	10	$128,564	$211,607	1.75%	2.40%	28.29%
Fulton Financial Corp.	First Washington State Bank	Windsor	NJ	Bank	7	$148,501	$197,991	2.02%	2.24%	15.47%
Hopewell Valley Cmnty Bank	Hopewell Valley Cmnty Bank	Pennington	NJ	Bank	4	$71,014	$132,656	0.97%	1.50%	36.68%
Grand Bank NA	Grand Bank NA	Hamilton	NJ	Bank	1	$35,742	$99,733	0.49%	1.13%	67.04%
Bear Stearns Cos.	Custodial Trust Company	Princeton	NJ	Bank	1	$134,150	$96,172	1.83%	1.09%	-15.33%
Charles Schwab Corp.	U.S. Trust Co. of New York	New York	NY	Bank	2	$34,989	$41,554	0.48%	0.47%	8.98%
1st Constitution Bancorp	1st Constitution Bank	Cranbury	NJ	Bank	3	$18,198	$24,113	0.25%	0.27%	15.11%
Amboy Bancorporation	Amboy National Bank	Old Bridge	NJ	Bank	1	$18,582	$21,524	0.25%	0.24%	7.63%
North Fork Bancorp.	North Fork Bank	Mattituck	NY	Bank	2	$30,340	$18,270	0.41%	0.21%	-22.40%
JPMorgan Chase & Co.	JPMorgan Chase Bank, NA	New York	NY	Bank	1	$0	$1	0.00%	0.00%	N.M.
TOTAL BANKS					**132**	**$5,530,254**	**$6,494,351**	**75.25%**	**73.62%**	**8.37%**
Sovereign Bancorp Inc.	Sovereign Bank	Wyomissing	PA	Thrift	21	$756,061	$787,164	10.29%	8.92%	2.04%
Roma Bank	Roma Bank	Trenton	NJ	Thrift	6	$490,585	$550,001	6.67%	6.24%	5.88%
Cenlar Capital Corp	Cenlar FSB	Trenton	NJ	Thrift	4	$118,167	$328,699	1.61%	3.73%	66.78%
Pacific MHC	College Savings Bank	Princeton	NJ	SB	1	$151,914	$234,891	2.07%	2.66%	24.35%
NJ Manufacturers Ins Co.	N.J.M. Bank FSB	West Trenton	NJ	Thrift	1	$109,351	$203,021	1.49%	2.30%	36.26%
TF Financial Corp.	Third FSB	Newtown	PA	Thrift	4	$90,444	$91,724	1.23%	1.04%	0.71%
Washington Mutual Inc.	Washington Mutual Bank, FA	Stockton	CA	Thrift	1	$63,628	$78,644	0.87%	0.89%	11.18%
Provident Financial Services	Provident Bank	Jersey City	NJ	SB	1	$39,686	$45,525	0.54%	0.52%	7.10%
Hudson City Bancorp Inc. (MHC)	Hudson City Savings Bk, FSB	Paramus	NJ	Thrift	2	$0	$5,590	0.00%	0.06%	N.M.
FMS Financial Corp.	Farmers & Mechanics Bank	Burlington Townshi	NJ	Thrift	1	$0	$379	0.00%	0.00%	N.M.
TOTAL SAVINGS INSTITUTIONS					**42**	**$1,819,836**	**$2,325,638**	**24.77%**	**26.36%**	**13.05%**
TOTAL BANKS AND SAVINGS INSTITUTIONS					**174**	**$7,350,090**	**$8,819,989**	**100.02%**	**99.98%**	**9.54%**
NEW JERSEY					**3,859**	**$180,944,791**	**$211,318,456**	**99.93%**	**100.00%**	**8.07%**
BANKS					**2,887**	**$132,596,380**	**$154,010,070**	**73.18%**	**72.90%**	**7.77%**
SAVINGS INSTITUTIONS					**972**	**$48,348,411**	**$57,308,386**	**26.75%**	**27.10%**	**8.87%**

Source: SNL Financial.

Exhibit II-2
Hudson City Savings Bank
Middlesex County, NJ Deposit Detail

Holding Company Name	Institution Name	HQ City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2002 ($000)	Total Deposits as of June 30, 2004 ($000)	Market Share 2002 (%)	Market Share 2004 (%)	2002-2004 CAGR (%)
Merrill Lynch & Co.	Merrill Lynch B&TC	Plainsboro Townshi	NJ	Bank	2	$12,632,236	$10,757,438	47.54%	39.59%	-7.72%
Wachovia Corp.	Wachovia Bank NA	Charlotte	NC	Bank	53	$2,015,675	$2,642,313	7.59%	9.72%	14.49%
Bank of America Corp.	Fleet National Bank	Providence	RI	Bank	49	$2,429,190	$2,495,380	9.14%	9.18%	1.35%
PNC Financial Services Group	PNC Bank NA	Pittsburgh	PA	Bank	34	$2,075,007	$2,383,997	7.81%	8.77%	7.19%
Amboy Bancorporation	Amboy National Bank	Old Bridge	NJ	Bank	11	$1,149,682	$1,310,106	4.33%	4.82%	6.75%
Commerce Bancorp Inc.	Commerce Bank NA	Cherry Hill	NJ	Bank	11	$212,062	$763,529	0.80%	2.81%	89.75%
Bessemer Group Inc.	Bessemer Trust Company	Woodbridge	NJ	Bank	1	$434,329	$394,593	1.63%	1.45%	-4.68%
North Fork Bancorp.	North Fork Bank	Mattituck	NY	Bank	12	$265,772	$235,817	1.00%	0.87%	-5.80%
Bank of New York Co.	Bank of New York	New York	NY	Bank	6	$191,239	$208,600	0.72%	0.77%	4.44%
1st Constitution Bancorp	1st Constitution Bank	Cranbury	NJ	Bank	5	$150,310	$204,863	0.57%	0.75%	16.74%
Unity Bancorp Inc.	Unity Bank	Clinton	NJ	Bank	4	$82,443	$102,091	0.31%	0.38%	11.28%
Brunswick Bancorp	Brunswick Bank & Trust Company	New Brunswick	NJ	Bank	6	$79,948	$93,644	0.30%	0.34%	8.23%
Chinatrust Financial Hldg Co	Chinatrust Bank USA	Torrance	CA	Bank	1	$58,819	$74,037	0.22%	0.27%	12.19%
Valley National Bancorp	Valley National Bank	Passiac	NJ	Bank	1	$38,199	$72,091	0.14%	0.27%	37.38%
New Millennium Bank	New Millennium Bank	New Brunswick	NJ	Bank	1	$73,029	$66,843	0.27%	0.25%	-4.33%
Yardville National Bancorp	Yardville National Bank	Yardville	NJ	Bank	1	$0	$61,826	0.00%	0.23%	N.M.
United Heritage Bank	United Heritage Bank	Edison	NJ	Bank	1	$39,298	$51,910	0.15%	0.19%	14.93%
Grand Bank NA	Grand Bank NA	Hamilton	NJ	Bank	1	$78,994	$51,355	0.30%	0.19%	-19.37%
Popular Inc.	Banco Popular North Amer	New York	NY	Bank	1	$26,870	$47,914	0.10%	0.18%	33.54%
Hudson United Bancorp	Hudson United Bank	Mahwah	NJ	Bank	2	$33,423	$35,936	0.13%	0.13%	3.69%
Sun Bancorp Inc.	Sun National Bank	Vineland	NJ	Bank	2	$18,884	$13,774	0.07%	0.05%	-14.60%
SVB Financial Services Inc.	Somerset Valley Bank	Somerville	NJ	Bank	1	$8,738	$13,340	0.03%	0.05%	23.56%
Banco Comercial Portugues SA	BCPBank NA	Newark	NJ	Bank	1	$1,424	$7,000	0.01%	0.03%	121.71%
Maham Beteiligungsgesellschaft	Habib American Bank	New York	NY	Bank	1	$0	$5,015	0.00%	0.02%	N.M.
TOTAL BANKS					208	$22,095,571	$22,093,412	83.16%	81.31%	0.00%
Provident Financial Services	Provident Bank	Jersey City	NJ	SB	25	$1,478,782	$1,541,107	5.57%	5.67%	2.09%
Sovereign Bancorp Inc.	Sovereign Bank	Wyomissing	PA	Thrift	11	$990,385	$1,061,600	3.73%	3.91%	3.53%
Washington Mutual Inc.	Washington Mutual Bank, FA	Stockton	CA	Thrift	4	$328,072	$401,502	1.23%	1.48%	10.63%
Columbia Savings Bank M.H.C.	Columbia Bank (MHC)	Fair Lawn	NJ	Thrift	7	$220,796	$274,559	0.83%	1.01%	11.51%
Metuchen Savings Bank	Metuchen Savings Bank	Metuchen	NJ	SB	2	$191,912	$253,642	0.72%	0.93%	14.96%
Magyar Savings Bank	Magyar Savings Bank	New Brunswick	NJ	SB	3	$211,730	$229,135	0.80%	0.84%	4.03%
Hudson City Bancorp Inc. (MHC)	Hudson City Savings Bk, FSB	Paramus	NJ	Thrift	1	$142,948	$211,986	0.54%	0.78%	21.78%
NSB Holding Corp.	Northfield Savings Bk (MHC)	Staten Island	NY	SB	5	$185,275	$166,294	0.70%	0.61%	-5.26%
Investors Bancorp MHC	Investors Savings Bank (MHC)	Short Hills	NJ	SB	3	$101,888	$152,826	0.38%	0.56%	22.47%
Independence Cmnty Bank Corp.	Independence Community Bank	Brooklyn	NY	SB	5	$86,456	$149,246	0.33%	0.55%	31.39%
PennFed Financial Services Inc	Penn FSB	Newark	NJ	Thrift	2	$122,532	$116,839	0.46%	0.43%	-2.35%
Synergy Finl Group Inc.	Synergy Bank	Cranford	NJ	Thrift	4	$60,855	$97,465	0.23%	0.36%	26.55%
Kearny Financial Corp (MHC)	Kearny FSB (MHC)	Kearny	NJ	Thrift	3	$50,050	$89,896	0.19%	0.33%	34.02%
United Roosevelt MHC	United Roosevelt Svgs Bk (MHC)	Carteret	NJ	SB	1	$88,991	$87,008	0.33%	0.32%	-1.12%
OceanFirst Financial Corp.	OceanFirst Bank	Brick	NJ	Thrift	1	$83,270	$82,776	0.31%	0.30%	-0.30%
Somerset Savings Bank SLA	Somerset Savings Bank SLA	Bound Brook	NJ	Thrift	1	$59,986	$59,007	0.23%	0.22%	-0.82%
Pamrapo Bancorp Inc.	Pamrapo SB SLA	Bayonne	NJ	Thrift	1	$19,185	$45,825	0.07%	0.17%	54.55%
First Investors Consolidated	First Investors FSB	Woodbridge	NJ	Thrift	1	$28,400	$34,757	0.11%	0.13%	10.63%
Summit Federal Bankshares MHC	Summit FSB	Summit	NJ	Thrift	1	$16,597	$17,288	0.06%	0.06%	2.06%
Abacus FSB	Abacus FSB	New York	NY	Thrift	1	$7,730	$6,307	0.03%	0.02%	-9.67%
TOTAL SAVINGS INSTITUTIONS					82	$4,475,840	$5,079,065	16.85%	18.68%	6.53%
TOTAL BANKS AND SAVINGS INSTITUTIONS					290	$26,571,411	$27,172,477	100.01%	99.99%	1.12%
NEW JERSEY					3,859	$180,944,791	$211,318,456	99.93%	100.00%	8.07%
BANKS					2,887	$132,596,380	$154,010,070	73.18%	72.90%	7.77%
SAVINGS INSTITUTIONS					972	$48,348,411	$57,308,386	26.75%	27.10%	8.87%

Source: SNL Financial.

Exhibit II-2
Hudson City Savings Bank
Monmouth County, NJ Deposit Detail

Holding Company Name	Institution Name	HQ City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2002 ($000)	Total Deposits as of June 30, 2004 ($000)	Market Share 2002 (%)	Market Share 2004 (%)	2002-2004 CAGR (%)
Bank of America Corp.	Fleet National Bank	Providence	RI	Bank	64	$2,144,004	$2,258,584	19.01%	16.70%	2.64%
Wachovia Corp.	Wachovia Bank NA	Charlotte	NC	Bank	50	$1,709,572	$2,064,799	15.16%	15.27%	9.90%
Commerce Bancorp Inc.	Commerce Bank NA	Cherry Hill	NJ	Bank	19	$613,136	$1,063,195	5.44%	7.86%	31.68%
PNC Financial Services Group	PNC Bank NA	Pittsburgh	PA	Bank	30	$939,703	$963,915	8.33%	7.13%	1.28%
Sun Bancorp Inc.	Sun National Bank	Vineland	NJ	Bank	13	$321,448	$429,982	2.85%	3.18%	15.66%
Valley National Bancorp	Valley National Bank	Passiac	NJ	Bank	12	$307,133	$342,443	2.72%	2.53%	5.59%
Bank of New York Co.	Bank of New York	New York	NY	Bank	7	$276,689	$308,147	2.45%	2.28%	5.53%
Monmouth Community Bancorp	Monmouth Community Bank NA	Long Branch	NJ	Bank	6	$143,339	$221,549	1.27%	1.64%	24.32%
Two River Community Bank	Two River Community Bank	Middletown	NJ	Bank	7	$88,138	$197,155	0.78%	1.46%	49.56%
Monmouth Community Bancorp	Allaire Community Bank	Wall Township	NJ	Bank	6	$106,368	$167,296	0.94%	1.24%	25.41%
Amboy Bancorporation	Amboy National Bank	Old Bridge	NJ	Bank	7	$113,072	$137,782	1.00%	1.02%	10.39%
North Fork Bancorp.	North Fork Bank	Mattituck	NY	Bank	8	$133,979	$129,465	1.19%	0.96%	-1.70%
Fulton Financial Corp.	First Washington State Bank	Windsor	NJ	Bank	4	$90,243	$108,997	0.80%	0.81%	9.90%
Rumson-Fair Haven BT&C	Rumson-Fair Haven BT&C	Rumson	NJ	Bank	2	$56,343	$89,848	0.50%	0.66%	26.28%
Brunswick Bancorp	Brunswick Bank & Trust Company	New Brunswick	NJ	Bank	1	$8,360	$9,358	0.07%	0.07%	5.80%
Banco Comercial Portugues SA	BCPBank NA	Newark	NJ	Bank	1	$0	$2,835	0.00%	0.02%	N.M.
TOTAL BANKS					**237**	**$7,051,527**	**$8,495,350**	**62.51%**	**62.83%**	**9.76%**
Sovereign Bancorp Inc.	Sovereign Bank	Wyomissing	PA	Thrift	30	$1,619,782	$1,823,880	14.36%	13.49%	6.11%
Investors Bancorp MHC	Investors Savings Bank (MHC)	Short Hills	NJ	SB	9	$813,118	$910,630	7.21%	6.73%	5.83%
Hudson City Bancorp Inc. (MHC)	Hudson City Savings Bk, FSB	Paramus	NJ	Thrift	4	$438,387	$706,727	3.89%	5.23%	26.97%
Provident Financial Services	Provident Bank	Jersey City	NJ	SB	13	$307,626	$343,392	2.73%	2.54%	5.65%
MSB Mutual Holding Company	Manasquan Savings Bank (MHC)	Wall Township	NJ	SB	4	$251,871	$320,512	2.23%	2.37%	12.81%
Independence Cmnty Bank Corp.	Independence Community Bank	Brooklyn	NY	SB	2	$270,126	$272,066	2.40%	2.01%	0.36%
Freehold S&LA	Freehold S&LA	Freehold	NJ	Thrift	2	$156,827	$156,350	1.39%	1.16%	-0.15%
Columbia Savings Bank M.H.C.	Columbia Bank (MHC)	Fair Lawn	NJ	Thrift	3	$121,034	$139,696	1.07%	1.03%	7.43%
Washington Mutual Inc.	Washington Mutual Bank, FA	Stockton	CA	Thrift	4	$68,040	$119,965	0.60%	0.89%	32.78%
PennFed Financial Services Inc	Penn FSB	Newark	NJ	Thrift	2	$93,741	$90,416	0.83%	0.67%	-1.79%
OceanFirst Financial Corp.	OceanFirst Bank	Brick	NJ	Thrift	2	$73,727	$87,205	0.65%	0.64%	8.76%
Synergy Finl Group Inc.	Synergy Bank	Cranford	NJ	Thrift	3	$4,261	$57,350	0.04%	0.42%	266.87%
New York Community Bancorp	New York Community Bank	Westbury	NY	SB	1	$5,991	$0	0.05%	0.00%	-100.00%
TOTAL SAVINGS INSTITUTIONS					**79**	**$4,224,531**	**$5,028,189**	**37.45%**	**37.18%**	**9.10%**
TOTAL BANKS AND SAVINGS INSTITUTIONS					**316**	**$11,276,058**	**$13,523,539**	**99.96%**	**100.01%**	**9.51%**
NEW JERSEY					**3,859**	**$180,944,791**	**$211,318,456**	**99.93%**	**100.00%**	**8.07%**
BANKS					**2,887**	**$132,596,380**	**$154,010,070**	**73.18%**	**72.90%**	**7.77%**
SAVINGS INSTITUTIONS					**972**	**$48,348,411**	**$57,308,386**	**26.75%**	**27.10%**	**8.87%**

Source: SNL Financial.

Exhibit II-2
Hudson City Savings Bank
Morris County, NJ Deposit Detail

Holding Company Name	Institution Name	HQ City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2002 ($000)	Total Deposits as of June 30, 2004 ($000)	Market Share 2002 (%)	Market Share 2004 (%)	2002-2004 CAGR (%)
Bank of America Corp.	Fleet National Bank	Providence	RI	Bank	47	$1,988,281	$2,009,451	20.31%	16.87%	0.53%
JPMorgan Chase & Co.	JPMorgan Chase Bank, NA	New York	NY	Bank	14	$983,187	$1,224,511	10.04%	10.28%	11.60%
Wachovia Corp.	Wachovia Bank NA	Charlotte	NC	Bank	26	$907,616	$1,060,091	9.27%	8.90%	8.07%
PNC Financial Services Group	PNC Bank NA	Pittsburgh	PA	Bank	26	$852,276	$940,409	8.71%	7.89%	5.04%
Valley National Bancorp	Valley National Bank	Passiac	NJ	Bank	20	$609,778	$713,858	6.23%	5.99%	8.20%
Commerce Bancorp Inc.	Commerce Bank NA	Cherry Hill	NJ	Bank	10	$287,958	$711,810	2.94%	5.97%	57.22%
Bank of New York Co.	Bank of New York	New York	NY	Bank	17	$477,424	$506,847	4.88%	4.25%	3.04%
First Morris Bank & Trust	First Morris Bank & Trust	Morristown	NJ	Bank	10	$349,831	$470,499	3.57%	3.95%	15.97%
Lakeland Bancorp	Lakeland Bank	Newfoundland	NJ	Bank	9	$269,222	$422,093	2.75%	3.54%	25.21%
Peapack-Gladstone Financial	Peapack-Gladstone Bank	Gladstone	NJ	Bank	6	$242,472	$277,589	2.48%	2.33%	7.00%
Fulton Financial Corp.	Skylands Community Bank	Hackettstown	NJ	Bank	4	$135,274	$165,813	1.38%	1.39%	10.71%
North Fork Bancorp.	North Fork Bank	Mattituck	NY	Bank	11	$192,540	$156,882	1.97%	1.32%	-9.73%
Center Bancorp Inc.	Union Center National Bank	Union	NJ	Bank	4	$121,578	$149,666	1.24%	1.26%	10.95%
Hudson United Bancorp	Hudson United Bank	Mahwah	NJ	Bank	5	$37,690	$73,486	0.39%	0.62%	39.63%
Somerset Hills Bancorp	Somerset Hills Bank	Bernardsville	NJ	Bank	2	$30,947	$57,861	0.32%	0.49%	36.74%
Stewardship Financial Corp.	Atlantic Stewardship Bank	Midland Park	NJ	Bank	1	$23,363	$28,716	0.24%	0.24%	10.87%
Commerce Bancorp Inc.	Commerce Bank/North	Ramsey	NJ	Bank	1	$0	$23,090	0.00%	0.19%	N.M.
Greater Community Bancorp	Greater Community Bank	Totowa	NJ	Bank	1	$7,804	$18,977	0.08%	0.16%	55.94%
Charles Schwab Corp.	U.S. Trust Co. of New York	New York	NY	Bank	1	$1,185	$12,114	0.01%	0.10%	219.73%
TOTAL BANKS					215	$7,518,426	$9,023,763	76.81%	75.74%	9.55%
Hudson City Bancorp Inc. (MHC)	Hudson City Savings Bk, FSB	Paramus	NJ	Thrift	9	$955,105	$1,312,514	9.76%	11.02%	17.23%
Sovereign Bancorp Inc.	Sovereign Bank	Wyomissing	PA	Thrift	12	$527,649	$590,943	5.39%	4.96%	5.83%
Investors Bancorp MHC	Investors Savings Bank (MHC)	Short Hills	NJ	SB	7	$174,763	$253,450	1.79%	2.13%	20.43%
Millington Savings Bank	Millington Savings Bank	Millington	NJ	SB	1	$129,345	$142,032	1.32%	1.19%	4.79%
Columbia Savings Bank M.H.C.	Columbia Bank (MHC)	Fair Lawn	NJ	Thrift	2	$120,510	$140,553	1.23%	1.18%	8.00%
Washington Mutual Inc.	Washington Mutual Bank, FA	Stockton	CA	Thrift	5	$99,694	$139,671	1.02%	1.17%	18.36%
Kearny Financial Corp (MHC)	Kearny FSB (MHC)	Kearny	NJ	Thrift	2	$86,333	$87,210	0.88%	0.73%	0.51%
Lincoln Park Bancorp (MHC)	Lincoln Park Savings Bk (MHC)	Lincoln Park	NJ	Thrift	1	$50,459	$58,141	0.52%	0.49%	7.34%
Gibraltar Savings Bank FSB	Gibraltar Savings Bank FSB	Oak Ridge	NJ	Thrift	3	$55,320	$49,348	0.57%	0.41%	-5.55%
Provident Financial Services	Provident Bank	Jersey City	NJ	SB	3	$30,008	$37,930	0.31%	0.32%	12.43%
Boiling Springs MHC	Boiling Springs Svgs Bk (MHC)	Rutherford	NJ	SB	1	$32,227	$34,579	0.33%	0.29%	3.58%
NJ Manufacturers Ins Co.	N.J.M. Bank FSB	West Trenton	NJ	Thrift	1	$0	$34,348	0.00%	0.29%	N.M.
GSL Savings Bank	GSL Savings Bank	Guttenberg	NJ	SB	1	$3,650	$5,523	0.04%	0.05%	23.01%
Synergy Finl Group Inc.	Synergy Bank	Cranford	NJ	Thrift	1	$4,826	$4,347	0.05%	0.04%	-5.09%
TOTAL SAVINGS INSTITUTIONS					49	$2,269,889	$2,890,589	23.21%	24.27%	12.85%
TOTAL BANKS AND SAVINGS INSTITUTIONS					264	$9,788,315	$11,914,352	100.02%	100.01%	10.33%
NEW JERSEY					3,859	$180,944,791	$211,318,456	99.93%	100.00%	8.07%
BANKS					2,887	$132,596,380	$154,010,070	73.18%	72.90%	7.77%
SAVINGS INSTITUTIONS					972	$48,348,411	$57,308,386	26.75%	27.10%	8.87%

Exhibit II-2
Hudson City Savings Bank
Ocean County, NJ Deposit Detail

Holding Company Name	Institution Name	HQ City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2002 ($000)	Total Deposits as of June 30, 2004 ($000)	Market Share 2002 (%)	Market Share 2004 (%)	2002-2004 CAGR (%)
Commerce Bancorp Inc.	Commerce Bank NA	Cherry Hill	NJ	Bank	18	$1,145,910	$1,530,280	11.92%	14.27%	15.56%
Bank of America Corp.	Fleet National Bank	Providence	RI	Bank	53	$1,604,378	$1,524,971	16.69%	14.22%	-2.51%
Wachovia Corp.	Wachovia Bank NA	Charlotte	NC	Bank	43	$1,316,868	$1,418,144	13.70%	13.23%	3.77%
PNC Financial Services Group	PNC Bank NA	Pittsburgh	PA	Bank	14	$371,839	$322,611	3.87%	3.01%	-6.85%
Sun Bancorp Inc.	Sun National Bank	Vineland	NJ	Bank	9	$185,544	$194,681	1.93%	1.82%	2.43%
Fulton Financial Corp.	First Washington State Bank	Windsor	NJ	Bank	5	$76,635	$102,306	0.80%	0.95%	15.54%
Shore Community Bank	Shore Community Bank	Toms River	NJ	Bank	4	$62,648	$99,245	0.65%	0.93%	25.86%
Bank of New York Co.	Bank of New York	New York	NY	Bank	2	$59,092	$66,382	0.61%	0.62%	5.99%
Hudson United Bancorp	Hudson United Bank	Mahwah	NJ	Bank	2	$33,953	$32,348	0.35%	0.30%	-2.39%
Monmouth Community Bancorp	Allaire Community Bank	Wall Township	NJ	Bank	1	$5,984	$22,882	0.06%	0.21%	95.55%
Caixa Geral de Depositos SA	Crown Bank NA	Ocean City	NJ	Bank	1	$8,639	$12,746	0.09%	0.12%	21.47%
North Fork Bancorp.	North Fork Bank	Mattituck	NY	Bank	3	$25,460	$0	0.26%	0.00%	-100.00%
TOTAL BANKS					**155**	**$4,896,950**	**$5,326,596**	**50.93%**	**49.68%**	**4.29%**
Hudson City Bancorp Inc. (MHC)	Hudson City Savings Bk, FSB	Paramus	NJ	Thrift	12	$1,158,516	$1,469,578	12.05%	13.71%	12.63%
Sovereign Bancorp Inc.	Sovereign Bank	Wyomissing	PA	Thrift	28	$1,157,650	$1,174,638	12.04%	10.95%	0.73%
OceanFirst Financial Corp.	OceanFirst Bank	Brick	NJ	Thrift	15	$1,004,703	$1,025,624	10.45%	9.57%	1.04%
Investors Bancorp MHC	Investors Savings Bank (MHC)	Short Hills	NJ	SB	5	$363,859	$452,061	3.78%	4.22%	11.46%
Independence Cmnty Bank Corp.	Independence Community Bank	Brooklyn	NY	SB	6	$316,677	$384,143	3.29%	3.58%	10.14%
Golden West Financial	World SB FSB	Oakland	CA	Thrift	6	$241,137	$366,772	2.51%	3.42%	23.33%
Provident Financial Services	Provident Bank	Jersey City	NJ	SB	9	$192,401	$192,615	2.00%	1.80%	0.06%
MSB Mutual Holding Company	Manasquan Savings Bank (MHC)	Wall Township	NJ	SB	2	$71,235	$121,005	0.74%	1.13%	30.33%
PennFed Financial Services Inc	Penn FSB	Newark	NJ	Thrift	3	$119,325	$104,261	1.24%	0.97%	-6.53%
Kearny Financial Corp (MHC)	Kearny FSB (MHC)	Kearny	NJ	Thrift	3	$64,654	$75,238	0.67%	0.70%	7.88%
Roebling Financial Corp.	Roebling Bank	Roebling	NJ	Thrift	1	$26,229	$27,743	0.27%	0.26%	2.85%
Washington Mutual Inc.	Washington Mutual Bank, FA	Stockton	CA	Thrift	1	$0	$2,163	0.00%	0.02%	N.M.
TOTAL SAVINGS INSTITUTIONS					**91**	**$4,716,386**	**$5,395,841**	**49.04%**	**50.33%**	**6.96%**
TOTAL BANKS AND SAVINGS INSTITUTIONS					**246**	**$9,613,336**	**$10,722,437**	**99.97%**	**100.01%**	**5.61%**
NEW JERSEY					**3,859**	**$180,944,791**	**$211,318,456**	**99.93%**	**100.00%**	**8.07%**
BANKS					**2,887**	**$132,596,380**	**$154,010,070**	**73.18%**	**72.90%**	**7.77%**
SAVINGS INSTITUTIONS					**972**	**$48,348,411**	**$57,308,386**	**26.75%**	**27.10%**	**8.87%**

Source: SNL Financial.

Exhibit II-2
Hudson City Savings Bank
Passaic County, NJ Deposit Detail

Holding Company Name	Institution Name	HQ City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2002 ($000)	Total Deposits as of June 30, 2004 ($000)	Market Share 2002 (%)	Market Share 2004 (%)	2002-2004 CAGR (%)
Valley National Bancorp	Valley National Bank	Passiac	NJ	Bank	24	$2,187,439	$2,362,888	27.50%	26.63%	3.93%
PNC Financial Services Group	PNC Bank NA	Pittsburgh	PA	Bank	23	$983,259	$1,005,110	12.36%	11.33%	1.11%
Wachovia Corp.	Wachovia Bank NA	Charlotte	NC	Bank	22	$668,061	$784,262	8.40%	8.84%	8.35%
Hudson United Bancorp	Hudson United Bank	Mahwah	NJ	Bank	19	$457,388	$395,111	5.75%	4.45%	-7.06%
Greater Community Bancorp	Greater Community Bank	Totowa	NJ	Bank	8	$327,984	$372,873	4.12%	4.20%	6.62%
Lakeland Bancorp	Lakeland Bank	Newfoundland	NJ	Bank	8	$260,068	$354,958	3.27%	4.00%	16.83%
JPMorgan Chase & Co.	JPMorgan Chase Bank, NA	New York	NY	Bank	7	$292,085	$328,102	3.67%	3.70%	5.99%
Bank of America Corp.	Fleet National Bank	Providence	RI	Bank	11	$296,088	$300,543	3.72%	3.39%	0.75%
North Fork Bancorp.	North Fork Bank	Mattituck	NY	Bank	9	$325,642	$249,227	4.09%	2.81%	-12.52%
Commerce Bancorp Inc.	Commerce Bank/North	Ramsey	NJ	Bank	4	$149,977	$236,936	1.89%	2.67%	25.69%
Stewardship Financial Corp.	Atlantic Stewardship Bank	Midland Park	NJ	Bank	5	$130,712	$171,758	1.64%	1.94%	14.63%
Popular Inc.	Banco Popular North Amer	New York	NY	Bank	3	$85,929	$128,268	1.08%	1.45%	22.18%
Bank of New York Co.	Bank of New York	New York	NY	Bank	6	$85,247	$99,765	1.07%	1.12%	8.18%
City National Bancshares Corp.	City NB of New Jersey	Newark	NJ	Bank	1	$11,154	$13,320	0.14%	0.15%	9.28%
TOTAL BANKS					**150**	**$6,261,033**	**$6,803,121**	**78.70%**	**76.68%**	**4.24%**
Hudson City Bancorp Inc. (MHC)	Hudson City Savings Bk, FSB	Paramus	NJ	Thrift	3	$504,155	$636,496	6.34%	7.17%	12.36%
Washington Mutual Inc.	Washington Mutual Bank, FA	Stockton	CA	Thrift	10	$435,354	$583,224	5.47%	6.57%	15.74%
Clifton Svngs Bncp Inc.(MHC)	Clifton Savings Bank S.L.A.	Clifton	NJ	Thrift	7	$392,910	$438,435	4.94%	4.94%	5.63%
Columbia Savings Bank M.H.C.	Columbia Bank (MHC)	Fair Lawn	NJ	Thrift	3	$178,500	$191,357	2.24%	2.16%	3.54%
Spencer Savings Bank SLA	Spencer Savings Bank SLA	Elmwood Park	NJ	Thrift	1	$104,678	$124,661	1.32%	1.41%	9.13%
Oritani Financial Corp M.H.C.	Oritani Savings Bank (MHC)	Hackensack	NJ	SB	1	$28,003	$29,800	0.35%	0.34%	3.16%
Boiling Springs MHC	Boiling Springs Svgs Bk (MHC)	Rutherford	NJ	SB	1	$20,438	$27,965	0.26%	0.32%	16.97%
Kearny Financial Corp (MHC)	Kearny FSB (MHC)	Kearny	NJ	Thrift	2	$21,896	$24,763	0.28%	0.28%	6.35%
Glen Rock Savings Bank	Glen Rock Savings Bank	Glen Rock	NJ	SB	1	$3,827	$12,364	0.05%	0.14%	79.74%
New York Community Bancorp	New York Community Bank	Westbury	NY	SB	1	$4,253	$0	0.05%	0.00%	-100.00%
TOTAL SAVINGS INSTITUTIONS					**30**	**$1,694,014**	**$2,069,065**	**21.30%**	**23.33%**	**10.52%**
TOTAL BANKS AND SAVINGS INSTITUTIONS					**180**	**$7,955,047**	**$8,872,186**	**100.00%**	**100.01%**	**5.61%**
NEW JERSEY					**3,859**	**$180,944,791**	**$211,318,456**	**99.93%**	**100.00%**	**8.07%**
BANKS					**2,887**	**$132,596,380**	**$154,010,070**	**73.18%**	**72.90%**	**7.77%**
SAVINGS INSTITUTIONS					**972**	**$48,348,411**	**$57,308,386**	**26.75%**	**27.10%**	**8.87%**

Source: SNL Financial.

Exhibit II-2
Hudson City Savings Bank
Union County, NJ Deposit Detail

Holding Company Name	Institution Name	HQ City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2002 ($000)	Total Deposits as of June 30, 2004 ($000)	Market Share 2002 (%)	Market Share 2004 (%)	2002-2004 CAGR (%)
Wachovia Corp.	Wachovia Bank NA	Charlotte	NC	Bank	51	$4,331,360	$4,823,826	32.62%	31.98%	5.53%
Bank of America Corp.	Fleet National Bank	Providence	RI	Bank	49	$2,287,757	$2,225,194	17.23%	14.75%	-1.38%
PNC Financial Services Group	PNC Bank NA	Pittsburgh	PA	Bank	16	$677,981	$703,205	5.11%	4.66%	1.84%
Commerce Bancorp Inc.	Commerce Bank NA	Cherry Hill	NJ	Bank	10	$203,390	$573,458	1.53%	3.80%	67.91%
Center Bancorp Inc.	Union Center National Bank	Union	NJ	Bank	11	$483,669	$562,248	3.64%	3.73%	7.82%
JPMorgan Chase & Co.	JPMorgan Chase Bank, NA	New York	NY	Bank	5	$266,021	$338,518	2.00%	2.24%	12.81%
Valley National Bancorp	Valley National Bank	Passiac	NJ	Bank	9	$162,747	$235,641	1.23%	1.56%	20.33%
Hilltop Community Bancorp Inc.	Hilltop Comnty Bk	Summit	NJ	Bank	2	$61,253	$110,511	0.46%	0.73%	34.32%
Town Bank	Town Bank	Westfield	NJ	Bank	2	$63,069	$105,917	0.48%	0.70%	29.59%
Unity Bancorp Inc.	Unity Bank	Clinton	NJ	Bank	4	$111,499	$105,200	0.84%	0.70%	-2.87%
Popular Inc.	Banco Popular North Amer	New York	NY	Bank	1	$45,580	$57,253	0.34%	0.38%	12.08%
Banco Comercial Portugues SA	BCPBank NA	Newark	NJ	Bank	1	$44,904	$55,309	0.34%	0.37%	10.98%
First BankAmericano	First BankAmericano	Elizabeth	NJ	Bank	1	$38,003	$51,081	0.29%	0.34%	15.94%
Caixa Geral de Depositos SA	Crown Bank NA	Ocean City	NJ	Bank	2	$15,797	$38,325	0.12%	0.25%	55.76%
Enterprise Bank	Enterprise Bank	Kenilworth	NJ	Bank	1	$0	$36,388	0.00%	0.24%	N.M.
North Fork Bancorp.	North Fork Bank	Mattituck	NY	Bank	2	$5,724	$6,407	0.04%	0.04%	5.80%
Hudson United Bancorp	Hudson United Bank	Mahwah	NJ	Bank	1	$7,505	$0	0.06%	0.00%	-100.00%
Wachovia Corp.	Wachovia Bank of DE	Wilmington	DE	Bank	1	$12,822	$0	0.10%	0.00%	-100.00%
TOTAL BANKS					169	$8,819,081	$10,028,481	66.43%	66.47%	6.64%
Union County Savings Bank	Union County Savings Bank	Elizabeth	NJ	SB	4	$646,956	$863,250	4.87%	5.72%	15.51%
Investors Bancorp MHC	Investors Savings Bank (MHC)	Short Hills	NJ	SB	10	$773,866	$800,293	5.83%	5.31%	1.69%
Sovereign Bancorp Inc.	Sovereign Bank	Wyomissing	PA	Thrift	9	$551,044	$531,449	4.15%	3.52%	-1.79%
Independence Cmnty Bank Corp.	Independence Community Bank	Brooklyn	NY	SB	14	$324,431	$390,247	2.44%	2.59%	9.68%
Synergy Finl Group Inc.	Synergy Bank	Cranford	NJ	Thrift	10	$287,399	$363,941	2.16%	2.41%	12.53%
RSI Bancorp MHC	Rahway Svgs Instn (MHC)	Rahway	NJ	SB	2	$371,716	$361,245	2.80%	2.39%	-1.42%
Hudson City Bancorp Inc. (MHC)	Hudson City Savings Bk, FSB	Paramus	NJ	Thrift	3	$292,789	$354,782	2.21%	2.35%	10.08%
Golden West Financial	World SB FSB	Oakland	CA	Thrift	6	$243,409	$340,402	1.83%	2.26%	18.26%
Roselle Savings Bank	Roselle Savings Bank	Roselle	NJ	SB	2	$217,800	$224,887	1.64%	1.49%	1.61%
Columbia Savings Bank M.H.C.	Columbia Bank (MHC)	Fair Lawn	NJ	Thrift	2	$155,978	$166,609	1.17%	1.10%	3.35%
Spencer Savings Bank SLA	Spencer Savings Bank SLA	Elmwood Park	NJ	Thrift	6	$111,275	$160,047	0.84%	1.06%	19.93%
Provident Financial Services	Provident Bank	Jersey City	NJ	SB	3	$95,886	$103,290	0.72%	0.68%	3.79%
NSB Holding Corp.	Northfield Savings Bk (MHC)	Staten Island	NY	SB	2	$100,250	$92,876	0.76%	0.62%	-3.75%
Summit Federal Bankshares MHC	Summit FSB	Summit	NJ	Thrift	2	$88,492	$89,275	0.67%	0.59%	0.44%
New York Community Bancorp	New York Community Bank	Westbury	NY	SB	3	$72,717	$73,195	0.55%	0.49%	0.33%
Haven Savings Bank	Haven Savings Bank	Hoboken	NJ	SB	1	$57,812	$66,903	0.44%	0.44%	7.58%
Kearny Financial Corp (MHC)	Kearny FSB (MHC)	Kearny	NJ	Thrift	1	$66,259	$59,525	0.50%	0.39%	-5.22%
PennFed Financial Services Inc	Penn FSB	Newark	NJ	Thrift	1	$0	$12,932	0.00%	0.09%	N.M.
TOTAL SAVINGS INSTITUTIONS					81	$4,458,079	$5,055,148	33.58%	33.50%	6.49%
TOTAL BANKS AND SAVINGS INSTITUTIONS					250	$13,277,160	$15,083,629	100.01%	99.97%	6.59%
NEW JERSEY					3,859	$180,944,791	$211,318,456	99.93%	100.00%	8.07%
BANKS					2,887	$132,596,380	$154,010,070	73.18%	72.90%	7.77%
SAVINGS INSTITUTIONS					972	$48,348,411	$57,308,386	26.75%	27.10%	8.87%

Source: SNL Financial.

Exhibit II-2
Hudson City Savings Bank
Warren County, NJ Deposit Detail

Holding Company Name	Institution Name	HQ City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2002 ($000)	Total Deposits as of June 30, 2004 ($000)	Market Share 2002 (%)	Market Share 2004 (%)	2002-2004 CAGR (%)
PNC Financial Services Group	PNC Bank NA	Pittsburgh	PA	Bank	16	$668,217	$702,247	41.76%	39.38%	2.51%
First Hope Bank A Nat Bk Asc.	First Hope Bank A Nat Bk Asc.	Hope	NJ	Bank	4	$177,507	$205,804	11.09%	11.54%	7.68%
Bank of America Corp.	Fleet National Bank	Providence	RI	Bank	7	$180,929	$175,703	11.31%	9.85%	-1.45%
Wachovia Corp.	Wachovia Bank NA	Charlotte	NC	Bank	5	$132,674	$157,935	8.29%	8.86%	9.11%
Fulton Financial Corp.	Skylands Community Bank	Hackettstown	NJ	Bank	3	$127,044	$146,082	7.94%	8.19%	7.23%
Valley National Bancorp	Valley National Bank	Passiac	NJ	Bank	3	$74,452	$87,015	4.65%	4.88%	8.11%
Lakeland Bancorp	Newton Trust Company	Newton	NJ	Bank	2	$26,367	$27,204	1.65%	1.53%	1.57%
Bank of New York Co.	Bank of New York	New York	NY	Bank	1	$20,878	$21,777	1.30%	1.22%	2.13%
InterState Net Bank	InterState Net Bank	Cherry Hill	NJ	Bank	1	$0	$10,564	0.00%	0.59%	N.M.
TOTAL BANKS					42	$1,408,068	$1,534,331	87.99%	86.04%	4.39%
Hudson City Bancorp Inc. (MHC)	Hudson City Savings Bk, FSB	Paramus	NJ	Thrift	2	$134,692	$182,227	8.42%	10.22%	16.31%
Washington Mutual Inc.	Washington Mutual Bank, FA	Stockton	CA	Thrift	1	$36,233	$43,898	2.26%	2.46%	10.07%
Summit Federal Bankshares MHC	Summit FSB	Summit	NJ	Thrift	1	$21,153	$22,955	1.32%	1.29%	4.17%
TOTAL SAVINGS INSTITUTIONS					4	$192,078	$249,080	12.00%	13.97%	13.88%
TOTAL BANKS AND SAVINGS INSTITUTIONS					46	$1,600,146	$1,783,411	99.99%	100.01%	5.57%
NEW JERSEY					3,859	$180,944,791	$211,318,456	99.93%	100.00%	8.07%
BANKS					2,887	$132,596,380	$154,010,070	73.18%	72.90%	7.77%
SAVINGS INSTITUTIONS					972	$48,348,411	$57,308,386	26.75%	27.10%	8.87%

Source: SNL Financial.

Exhibit II-2
Hudson City Savings Bank
Suffolk County, NY Deposit Detail

Holding Company Name	Institution Name	HQ City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2002 ($000)	Total Deposits as of June 30, 2004 ($000)	Market Share 2002 (%)	Market Share 2004 (%)	2002-2004 CAGR (%)
North Fork Bancorp.	North Fork Bank	Mattituck	NY	Bank	82	$4,722,810	$5,811,706	19.09%	19.96%	10.93%
JPMorgan Chase & Co.	JPMorgan Chase Bank, NA	New York	NY	Bank	58	$4,176,701	$5,035,394	16.89%	17.29%	9.80%
Citigroup Inc.	Citibank NA	New York	NY	Bank	34	$2,427,811	$2,241,519	9.82%	7.70%	-3.91%
Bank of America Corp.	Fleet National Bank	Providence	RI	Bank	52	$1,754,610	$2,050,430	7.09%	7.04%	8.10%
Bank of New York Co.	Bank of New York	New York	NY	Bank	50	$1,566,587	$1,568,667	6.33%	5.39%	0.07%
HSBC Holdings plc	HSBC Bank USA NA	Wilmington	DE	Bank	26	$1,330,897	$1,464,148	5.38%	5.03%	4.89%
Suffolk Bancorp	Suffolk County National Bank	Riverhead	NY	Bank	27	$1,135,436	$1,309,637	4.59%	4.50%	7.40%
Smithtown Bancorp Inc.	Bank of Smithtown	Smithtown	NY	Bank	11	$349,373	$537,124	1.41%	1.84%	23.99%
Bridge Bancorp Inc.	Bridgehampton National Bank	Bridgehampton	NY	Bank	11	$400,261	$509,250	1.62%	1.75%	12.80%
Commerce Bancorp Inc.	Commerce Bank NA	Cherry Hill	NJ	Bank	6	$7,425	$387,663	0.03%	1.33%	622.57%
Long Island Financial Corp.	Long Island Commercial Bank	Islandia	NY	Bank	9	$297,638	$313,369	1.20%	1.08%	2.61%
State Bancorp Inc.	State Bank of Long Island	New Hyde Park	NY	Bank	5	$334,421	$296,843	1.35%	1.02%	-5.79%
First of Long Island Corp.	First Natl Bk of Long Island	Huntington	NY	Bank	7	$182,187	$229,368	0.74%	0.79%	12.20%
M&T Bank Corp.	Manufacturers & Traders TC	Buffalo	NY	Bank	5	$23,979	$108,732	0.10%	0.37%	112.94%
Hamptons State Bank	Hamptons State Bank	Southampton	NY	Bank	1	$24,631	$49,208	0.10%	0.17%	41.34%
Bank Hapoalim B.M.	Signature Bank	New York	NY	Bank	1	$0	$13,403	0.00%	0.05%	N.M.
TOTAL BANKS					**385**	**$18,734,767**	**$21,926,461**	**75.74%**	**75.31%**	**8.18%**
Astoria Financial Corp.	Astoria FS&LA	Long Island City	NY	Thrift	27	$2,357,623	$2,617,988	9.53%	8.99%	5.38%
Washington Mutual Inc.	Washington Mutual Bank, FA	Stockton	CA	Thrift	36	$1,562,612	$2,431,746	6.32%	8.35%	24.75%
New York Community Bancorp	New York Community Bank	Westbury	NY	SB	27	$1,096,497	$1,191,790	4.43%	4.09%	4.25%
Apple Bank for Savings	Apple Bank for Savings	Scarsdale	NY	SB	10	$764,174	$668,067	3.09%	2.29%	-6.50%
Ridgewood Savings Bank	Ridgewood Savings Bank	Ridgewood	NY	SB	2	$94,427	$131,395	0.38%	0.45%	17.96%
Emigrant Bancorp Inc.	Emigrant Savings Bank	New York	NY	SB	1	$91,293	$81,544	0.37%	0.28%	-5.49%
Independence Cmnty Bank Corp.	Independence Community Bank	Brooklyn	NY	SB	1	$16,180	$52,059	0.07%	0.18%	79.37%
Brooklyn Fed Svgs Bk	Brooklyn Fed Svgs Bk	Brooklyn	NY	Thrift	1	$17,478	$21,250	0.07%	0.07%	10.26%
TOTAL SAVINGS INSTITUTIONS					**105**	**$6,000,284**	**$7,195,839**	**24.26%**	**24.70%**	**9.51%**
TOTAL BANKS AND SAVINGS INSTITUTIONS					**490**	**$24,735,051**	**$29,122,300**	**100.00%**	**100.01%**	**8.51%**
NEW YORK					**5,669**	**$515,919,248**	**$637,592,451**	**99.94%**	**100.03%**	**11.17%**
BANKS					**4,492**	**$440,557,119**	**$553,590,044**	**85.32%**	**86.83%**	**12.10%**
SAVINGS INSTITUTIONS					**1,177**	**$75,362,129**	**$84,002,407**	**14.62%**	**13.20%**	**5.58%**

Source: SNL Financial.

Exhibit II-2
Hudson City Savings Bank
Richmond County, NY Deposit Detail

Holding Company Name	Institution Name	HQ City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2002 ($000)	Total Deposits as of June 30, 2004 ($000)	Market Share 2002 (%)	Market Share 2004 (%)	2002-2004 CAGR (%)
Citigroup Inc.	Citibank NA	New York	NY	Bank	7	$830,043	$923,496	11.36%	11.71%	5.48%
JPMorgan Chase & Co.	JPMorgan Chase Bank, NA	New York	NY	Bank	11	$794,392	$900,263	10.87%	11.42%	6.46%
HSBC Holdings plc	HSBC Bank USA NA	Wilmington	DE	Bank	2	$214,730	$227,722	2.94%	2.89%	2.98%
VSB Bancorp Inc.	Victory State Bank	Staten Island	NY	Bank	4	$105,812	$191,911	1.45%	2.43%	34.67%
North Fork Bancorp.	North Fork Bank	Mattituck	NY	Bank	3	$0	$191,544	0.00%	2.43%	N.M.
Commerce Bancorp Inc.	Commerce Bank NA	Cherry Hill	NJ	Bank	3	$0	$84,729	0.00%	1.07%	N.M.
TOTAL BANKS					30	$1,944,977	$2,519,665	26.62%	31.95%	13.82%
Independence Cmnty Bank Corp.	Independence Community Bank	Brooklyn	NY	SB	23	$2,643,683	$2,539,342	36.19%	32.20%	-1.99%
New York Community Bancorp	New York Community Bank	Westbury	NY	SB	23	$1,603,752	$1,477,125	21.95%	18.73%	-4.03%
NSB Holding Corp.	Northfield Savings Bk (MHC)	Staten Island	NY	SB	12	$648,639	$780,056	8.88%	9.89%	9.66%
Washington Mutual Inc.	Washington Mutual Bank, FA	Stockton	CA	Thrift	5	$464,105	$569,753	6.35%	7.22%	10.80%
TOTAL SAVINGS INSTITUTIONS					63	$5,360,179	$5,366,276	73.37%	68.04%	0.06%
TOTAL BANKS AND SAVINGS INSTITUTIONS					93	$7,305,156	$7,885,941	99.99%	99.99%	3.90%
NEW YORK					5,669	$515,919,248	$637,592,451	99.94%	100.03%	11.17%
BANKS					4,492	$440,557,119	$553,590,044	85.32%	86.83%	12.10%
SAVINGS INSTITUTIONS					1,177	$75,362,129	$84,002,407	14.62%	13.20%	5.58%

Source: SNL Financial.

Exhibit II-2
Hudson City Savings Bank
Queens County, NY Deposit Detail

Holding Company Name	Institution Name	HQ City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2002 ($000)	Total Deposits as of June 30, 2004 ($000)	Market Share 2002 (%)	Market Share 2004 (%)	2002-2004 CAGR (%)
JPMorgan Chase & Co.	JPMorgan Chase Bank, NA	New York	NY	Bank	66	$5,147,207	$5,755,169	16.01%	16.24%	5.74%
North Fork Bancorp.	North Fork Bank	Mattituck	NY	Bank	63	$4,628,164	$5,028,226	14.39%	14.19%	4.23%
Citigroup Inc.	Citibank NA	New York	NY	Bank	35	$4,071,969	$4,559,067	12.66%	12.87%	5.81%
HSBC Holdings plc	HSBC Bank USA NA	Wilmington	DE	Bank	24	$2,203,419	$2,322,611	6.85%	6.56%	2.67%
Bank of America Corp.	Fleet National Bank	Providence	RI	Bank	19	$702,377	$739,946	2.18%	2.09%	2.64%
Bank of New York Co.	Bank of New York	New York	NY	Bank	17	$534,695	$599,104	1.66%	1.69%	5.85%
Piraeus Bank	Marathon NB of New York	Astoria	NY	Bank	6	$327,267	$405,139	1.02%	1.14%	11.26%
National Bank of Greece SA	Atlantic Bank of New York	New York	NY	Bank	5	$391,316	$374,364	1.22%	1.06%	-2.19%
Chinatrust Financial Hldg Co	Chinatrust Bank USA	Torrance	CA	Bank	2	$262,864	$265,539	0.82%	0.75%	0.51%
Asia Bancshares Inc.	Asia Bank NA	Flushing	NY	Bank	3	$222,578	$227,241	0.69%	0.64%	1.04%
Popular Inc.	Banco Popular North Amer	New York	NY	Bank	5	$191,171	$210,610	0.59%	0.59%	4.96%
Commerce Bancorp Inc.	Commerce Bank NA	Cherry Hill	NJ	Bank	7	$0	$187,812	0.00%	0.53%	N.M.
Sterling Bancorp	Sterling National Bank	New York	NY	Bank	3	$113,486	$176,273	0.35%	0.50%	24.63%
Nara Bancorp Inc.	Nara Bank National Association	Los Angeles	CA	Bank	3	$110,772	$173,429	0.34%	0.49%	25.13%
Woori Financial Group	Woori America Bank	New York	NY	Bank	3	$130,730	$166,153	0.41%	0.47%	12.74%
Great Eastern Bank	Great Eastern Bank	New York	NY	Bank	1	$139,299	$145,081	0.43%	0.41%	2.05%
National Bank of New York City	National Bank of New York City	Flushing	NY	Bank	1	$130,011	$132,903	0.40%	0.38%	1.11%
Amerasia Bank	Amerasia Bank	Flushing	NY	Bank	1	$118,970	$126,359	0.37%	0.36%	3.06%
M&T Bank Corp.	Manufacturers & Traders TC	Buffalo	NY	Bank	1	$148,453	$107,061	0.46%	0.30%	-15.08%
UNITE HERE	Amalgamated Bank	New York	NY	Bank	1	$97,362	$102,355	0.30%	0.29%	2.53%
CAB Holding LLC	Chinese American Bank	New York	NY	Bank	1	$61,498	$92,704	0.19%	0.26%	22.78%
Cathay General Bancorp Inc.	Cathay Bank	Los Angeles	CA	Bank	2	$53,639	$90,385	0.17%	0.26%	29.81%
Shinhan Financial Grp	CHB America Bank	New York	NY	Bank	1	$49,729	$61,015	0.15%	0.17%	10.77%
State Bancorp Inc.	State Bank of Long Island	New Hyde Park	NY	Bank	3	$13,421	$35,078	0.04%	0.10%	61.67%
Maham Beteiligungsgesellschaft	Habib American Bank	New York	NY	Bank	1	$22,366	$34,967	0.07%	0.10%	24.98%
First American Intl Bank	First American Intl Bank	Brooklyn	NY	Bank	1	$0	$28,683	0.00%	0.08%	N.M.
Liberty Bank of New York	Liberty Bank of New York	New York	NY	Bank	1	$14,970	$16,279	0.05%	0.05%	4.28%
United Orient Bank	United Orient Bank	New York	NY	Bank	1	$0	$4,219	0.00%	0.01%	N.M.
Wachovia Corp.	Wachovia Bank NA	Charlotte	NC	Bank	1	$560	$395	0.00%	0.00%	-16.01%
TOTAL BANKS					278	$19,888,313	$22,168,167	61.82%	62.58%	5.58%
Astoria Financial Corp.	Astoria FS&LA	Long Island City	NY	Thrift	20	$3,172,376	$3,105,619	9.87%	8.77%	-1.06%
New York Community Bancorp	New York Community Bank	Westbury	NY	SB	36	$3,016,047	$2,949,322	9.38%	8.32%	-1.11%
Ridgewood Savings Bank	Ridgewood Savings Bank	Ridgewood	NY	SB	9	$1,363,557	$1,505,982	4.24%	4.25%	5.09%
Dime Community Bancshares Inc.	Dime SB of Williamsburg	Brooklyn	NY	Thrift	9	$709,102	$923,881	2.21%	2.61%	14.14%
Maspeth FS&LA	Maspeth FS&LA	Maspeth	NY	Thrift	5	$839,655	$904,688	2.61%	2.55%	3.80%
Independence Cmnty Bank Corp.	Independence Community Bank	Brooklyn	NY	SB	12	$897,572	$880,080	2.79%	2.48%	-0.98%
Washington Mutual Inc.	Washington Mutual Bank, FA	Stockton	CA	Thrift	15	$583,970	$816,195	1.82%	2.30%	18.22%
Flushing Financial Corp.	Flushing SB FSB	Flushing	NY	Thrift	6	$543,941	$768,593	1.69%	2.17%	18.87%
Emigrant Bancorp Inc.	Emigrant Savings Bank	New York	NY	SB	5	$504,641	$449,737	1.57%	1.27%	-5.60%
Cross County FSB	Cross County FSB	Middle Village	NY	Thrift	4	$225,794	$267,140	0.70%	0.75%	8.77%
Apple Bank for Savings	Apple Bank for Savings	Scarsdale	NY	SB	2	$135,733	$167,037	0.42%	0.47%	10.93%
First Central Savings Bank	First Central Savings Bank	Whitestone	NY	SB	3	$89,272	$167,009	0.28%	0.47%	36.78%
Ponce De Leon Federal Bank	Ponce De Leon Federal Bank	Bronx	NY	Thrift	2	$67,189	$143,072	0.21%	0.40%	45.92%
Doral Financial Corp.	Doral Bank FSB	New York	NY	Thrift	2	$47,030	$86,733	0.15%	0.24%	35.80%
Carver Bancorp Inc.	Carver FSB	New York	NY	Thrift	3	$46,081	$64,663	0.14%	0.18%	18.46%
Community FSB Hldg Co	Community Federal Savings Bank	Woodhaven	NY	Thrift	2	$16,740	$48,349	0.05%	0.14%	69.95%
Abacus FSB	Abacus FSB	New York	NY	Thrift	1	$10,577	$15,234	0.03%	0.04%	20.01%
TOTAL SAVINGS INSTITUTIONS					136	$12,269,277	$13,263,334	38.16%	37.41%	3.97%
TOTAL BANKS AND SAVINGS INSTITUTIONS					414	$32,157,590	$35,431,501	99.98%	99.99%	4.97%
NEW YORK					5,669	$515,919,248	$637,592,451	99.94%	100.03%	11.17%
BANKS					4,492	$440,557,119	$553,590,044	85.32%	86.83%	12.10%
SAVINGS INSTITUTIONS					1,177	$75,362,129	$84,002,407	14.62%	13.20%	5.58%

Source: SNL Financial.

EXHIBIT III-1

General Characteristics of Publicly-Traded Institutions

Exhibit III-1
Thrift Industry General Characteristics
As of January 28, 2005

Ticker	Company Name	City	State	Exchange	Region	Total Assets MstRctQtr ($000)	IPO Date	Fiscal Year	Closing Price ($)	Market Value ($M)	# of Offices	States of Operation
MidAtlantic Companies												
SOV	Sovereign Bancorp, Inc.	Philadelphia	PA	NYSE	MidAtlantic	54,471,313	08/12/1986	December	22.58	8,550.8	671	MA(255),PA(204),NJ(118),CT(35),RI(30),NH(21),MD(8)
NYB	New York Community Bancorp, Inc.	Westbury	NY	NYSE	MidAtlantic	24,007,836	11/23/1993	December	17.80	4,720.4	145	NY(136),NJ(9)
AF	Astoria Financial Corporation	Lake Success	NY	NYSE	MidAtlantic	23,415,869	11/18/1993	December	37.03	2,723.1	86	NY(86)
HCBK	Hudson City Bancorp, Inc. (MHC)	Paramus	NJ	NASDAQ	MidAtlantic	20,145,981	07/13/1999	December	35.16	6,544.9	84	NJ(84)
ICBC	Independence Community Bank Corp.	Brooklyn	NY	NASDAQ	MidAtlantic	17,753,430	03/17/1998	December	38.60	3,278.3	123	NY(72),NJ(51)
PFS	Provident Financial Services, Inc.	Jersey City	NJ	NYSE	MidAtlantic	6,433,322	01/16/2003	December	18.00	1,333.4	78	NJ(78)
NWSB	Northwest Bancorp, Inc. (MHC)	Warren	PA	NASDAQ	MidAtlantic	6,333,172	11/07/1994	June	22.24	1,122.8	152	PA(135),NY(10),OH(5),MD(2)
FNFG	First Niagara Financial Group, Inc.	Lockport	NY	NASDAQ	MidAtlantic	5,078,374	01/21/2003	December	13.38	1,099.5	123	NY(123)
PRTR	Partners Trust Financial Group, Inc.	Utica	NY	NASDAQ	MidAtlantic	3,651,627	07/15/2004	December	10.80	536.2	37	NY(37)
DCOM	Dime Community Bancshares, Inc.	Brooklyn	NY	NASDAQ	MidAtlantic	3,377,266	06/26/1996	December	16.10	598.4	20	NY(20)
TRST	TrustCo Bank Corp NY	Glenville	NY	NASDAQ	MidAtlantic	2,863,834	NA	December	12.15	905.7	69	NY(64),FL(4),VT(1)
PBCP	Provident Bancorp, Inc.	Montebello	NY	NASDAQ	MidAtlantic	2,553,430	01/15/2004	September	12.42	570.2	39	NY(37),NJ(2)
WSFS	WSFS Financial Corporation	Wilmington	DE	NASDAQ	MidAtlantic	2,502,956	11/26/1986	December	56.69	399.4	23	DE(21),PA(2)
KNBT	KNBT Bancorp, Inc.	Bethlehem	PA	NASDAQ	MidAtlantic	2,415,103	11/03/2003	December	15.95	488.1	41	PA(41)
FFIC	Flushing Financial Corporation	Lake Success	NY	NASDAQ	MidAtlantic	2,058,044	11/21/1995	December	18.54	356.6	11	NY(11)
PFSB	PennFed Financial Services, Inc.	West Orange	NJ	NASDAQ	MidAtlantic	1,979,488	07/15/1994	June	15.73	214.7	24	NJ(24)
OCFC	OceanFirst Financial Corp.	Toms River	NJ	NASDAQ	MidAtlantic	1,914,275	07/03/1996	December	23.94	311.8	17	NJ(17)
PVSA	Parkvale Financial Corporation	Monroeville	PA	NASDAQ	MidAtlantic	1,913,403	07/16/1987	June	29.93	167.3	47	PA(39),OH(6),WV(2)
ESBF	ESB Financial Corporation	Ellwood City	PA	NASDAQ	MidAtlantic	1,388,708	06/13/1990	December	13.76	147.3	17	PA(17)
FMCO	FMS Financial Corporation	Burlington	NJ	NASDAQ	MidAtlantic	1,231,264	12/14/1988	December	20.21	131.4	40	NJ(40)
WGBC	Willow Grove Bancorp, Inc.	Maple Glen	PA	NASDAQ	MidAtlantic	993,120	04/04/2002	June	17.16	165.2	14	PA(14)
SFFS	Sound Federal Bancorp, Inc.	White Plains	NY	NASDAQ	MidAtlantic	984,372	01/07/2003	March	15.00	197.7	12	NY(9),CT(3)
SYNF	Synergy Financial Group, Inc.	Cranford	NJ	NASDAQ	MidAtlantic	860,677	01/21/2004	December	12.83	159.8	18	NJ(18)
NEPF	Northeast Pennsylvania Financial Corp.	Hazleton	PA	NASDAQ	MidAtlantic	836,035	04/01/1998	September	22.65	82.9	15	PA(15)
CSBK	Clifton Savings Bancorp, Inc. (MHC)	Clifton	NJ	NASDAQ	MidAtlantic	831,736	03/04/2004	March	11.13	339.8	10	NJ(10)
BCSB	BCSB Bankcorp, Inc. (MHC)	Baltimore	MD	NASDAQ	MidAtlantic	773,618	07/08/1998	September	17.50	103.2	15	MD(15)
HARL	Harleysville Savings Financial Corporation	Harleysville	PA	NASDAQ	MidAtlantic	718,232	08/04/1987	September	34.00	78.3	5	PA(5)
SVBI	Severn Bancorp, Inc.	Annapolis	MD	NASDAQ	MidAtlantic	688,918	NA	December	21.10	175.5	2	MD(2)
ABBC	Abington Community Bancorp, Inc. (MHC)	Jenkintown	PA	NASDAQ	MidAtlantic	657,744	12/17/2004	December	13.12	208.2	12	PA(12)
FSBI	Fidelity Bancorp, Inc.	Pittsburgh	PA	NASDAQ	MidAtlantic	646,684	06/24/1988	September	23.46	62.0	13	PA(13)
PBCI	Pamrapo Bancorp, Inc.	Bayonne	NJ	NASDAQ	MidAtlantic	639,899	11/14/1989	December	22.04	109.7	9	NJ(9)
THRD	TF Financial Corporation	Newtown	PA	NASDAQ	MidAtlantic	629,457	07/13/1994	December	31.99	87.7	14	PA(11),NJ(3)
CNY	Carver Bancorp, Inc.	New York	NY	AMEX	MidAtlantic	616,068	10/25/1994	March	19.60	48.6	8	NY(8)
FKFS	First Keystone Financial, Inc.	Media	PA	NASDAQ	MidAtlantic	571,919	01/26/1995	September	23.75	45.8	7	PA(7)
WSB	Washington Savings Bank, F.S.B. (The)	Bowie	MD	AMEX	MidAtlantic	553,120	08/03/1988	July	15.76	115.9	5	MD(5)
OSHC	Ocean Shore Holding Company (MHC)	Ocean City	NJ	NASDAQ	MidAtlantic	528,850	12/22/2004	December	10.85	95.1	6	NJ(6)
ONFC	Oneida Financial Corp. (MHC)	Oneida	NY	NASDAQ	MidAtlantic	427,249	12/30/1998	December	14.00	104.9	10	NY(10)
WVFC	WVS Financial Corp.	Pittsburgh	PA	NASDAQ	MidAtlantic	422,950	11/29/1993	June	16.25	39.7	6	PA(6)
ALLB	Greater Delaware Valley Savings Bank (MHC)	Broomall	PA	NASDAQ	MidAtlantic	381,788	03/03/1995	December	32.35	111.3	8	PA(8)
PHSB	PHSB Financial Corp.	Beaver Falls	PA	NASDAQ	MidAtlantic	337,472	12/21/2001	December	26.74	77.7	10	PA(10)
ESBK	Elmira Savings Bank, FSB	Elmira	NY	NASDAQ	MidAtlantic	317,540	03/01/1985	December	30.06	32.9	6	NY(5),PA(1)
LARL	Laurel Capital Group, Inc.	Allison Park	PA	NASDAQ	MidAtlantic	306,633	02/20/1987	June	23.75	46.1	8	PA(8)
PBHC	Pathfinder Bancorp, Inc. (MHC)	Oswego	NY	NASDAQ	MidAtlantic	303,029	11/16/1995	December	17.10	41.9	6	NY(6)
GCBC	Greene County Bancorp Inc. (MHC)	Catskill	NY	NASDAQ	MidAtlantic	284,675	12/30/1998	June	34.67	71.3	7	NY(7)
ROME	Rome Bancorp, Inc. (MHC)	Rome	NY	NASDAQ	MidAtlantic	268,152	10/06/1999	December	28.00	118.5	4	NY(4)
ALFC	Atlantic Liberty Financial Corp	Brooklyn	NY	NASDAQ	MidAtlantic	185,447	10/23/2002	March	23.50	39.5	2	NY(2)
IFSB	Independence Federal Savings Bank	Washington	DC	NASDAQ	MidAtlantic	184,118	06/06/1985	December	11.00	17.1	5	DC(3),MD(2)
GOV	Gouverneur Bancorp Inc. (MHC)	Gouverneur	NY	AMEX	MidAtlantic	104,169	03/23/1999	September	14.50	33.1	2	NY(2)
MidWest Companies												
FBC	Flagstar Bancorp, Inc.	Troy	MI	NYSE	MidWest	13,142,361	04/30/1997	December	20.91	1,283.0	117	MI(94),IN(23)
CFB	Commercial Federal Corporation	Omaha	NE	NYSE	MidWest	11,451,453	12/31/1984	December	27.93	1,096.4	195	CO(48),NE(42),IA(40),KS(27),OK(19),MO(13),AZ(6)
MAFB	MAF Bancorp, Inc.	Clarendon Hills	IL	NASDAQ	MidWest	9,681,384	01/12/1990	December	42.83	1,425.1	70	IL(47),WI(23)

Exhibit III-1
Thrift Industry General Characteristics
As of January 28, 2005

Ticker	Company Name	City	State	Exchange	Region	Total Assets MstRctQtr ($000)	IPO Date	Fiscal Year	Closing Price ($)	Market Value ($M)	# of Offices	States of Operation
CFFN	Capitol Federal Financial (MHC)	Topeka	KS	NASDAQ	MidWest	8,541,036	04/01/1999	September	36.00	2,666.4	36	KS(36)
ABCW	Anchor BanCorp Wisconsin Inc.	Madison	WI	NASDAQ	MidWest	3,914,257	07/16/1992	March	26.51	608.2	57	WI(57)
BKMU	Bank Mutual Corporation	Milwaukee	WI	NASDAQ	MidWest	3,445,299	10/30/2003	December	12.02	883.3	70	WI(69),MN(1)
TONE	TierOne Corporation	Lincoln	NE	NASDAQ	MidWest	3,048,081	10/02/2002	December	24.47	447.5	NA	NE(57),IA(9),KS(3)
FPFC	First Place Financial Corp.	Warren	OH	NASDAQ	MidWest	2,385,302	01/04/1999	June	20.19	302.6	27	OH(22),MI(5)
UCFC	United Community Financial Corp.	Youngstown	OH	NASDAQ	MidWest	2,287,788	07/09/1998	December	10.12	315.8	35	OH(34),PA(1)
NASB	NASB Financial, Inc.	Grandview	MO	NASDAQ	MidWest	1,361,888	09/27/1985	September	39.96	337.9	8	MO(8)
CTZN	Citizens First Bancorp, Inc.	Port Huron	MI	NASDAQ	MidWest	1,349,045	03/07/2001	December	24.36	211.8	20	MI(20)
CITZ	CFS Bancorp, Inc.	Munster	IN	NASDAQ	MidWest	1,326,430	07/24/1998	December	14.19	175.8	21	IN(11),IL(10)
FDEF	First Defiance Financial Corp.	Defiance	OH	NASDAQ	MidWest	1,126,667	10/02/1995	December	27.93	175.4	24	OH(24)
CAFI	Camco Financial Corporation	Cambridge	OH	NASDAQ	MidWest	1,065,764	NA	December	16.71	128.1	21	OH(16),KY(5)
EFC	EFC Bancorp, Inc.	Elgin	IL	AMEX	MidWest	999,002	04/07/1998	December	26.16	122.9	8	IL(8)
HMNF	HMN Financial, Inc.	Rochester	MN	NASDAQ	MidWest	960,673	06/30/1994	December	32.50	143.7	13	MN(11),IA(2)
PCBI	Peoples Community Bancorp, Inc.	West Chester	OH	NASDAQ	MidWest	889,121	03/30/2000	September	23.06	89.9	12	OH(12)
HFFC	HF Financial Corp.	Sioux Falls	SD	NASDAQ	MidWest	857,207	04/08/1992	June	18.00	64.0	34	SD(33),MN(1)
MFSF	MutualFirst Financial, Inc.	Muncie	IN	NASDAQ	MidWest	830,142	12/30/1999	December	24.19	115.7	18	IN(18)
LNCB	Lincoln Bancorp	Plainfield	IN	NASDAQ	MidWest	810,981	12/30/1998	December	18.75	100.1	16	IN(16)
CASH	First Midwest Financial, Inc.	Storm Lake	IA	NASDAQ	MidWest	808,420	09/20/1993	September	23.86	59.5	16	IA(13),SD(3)
PVFC	PVF Capital Corp.	Solon	OH	NASDAQ	MidWest	774,109	12/30/1992	June	12.95	91.1	16	OH(16)
PULB	Pulaski Financial Corp.	St. Louis	MO	NASDAQ	MidWest	691,959	12/03/1998	September	20.34	112.7	7	MO(7)
HFBC	HopFed Bancorp, Inc.	Hopkinsville	KY	NASDAQ	MidWest	573,079	02/09/1998	December	17.10	62.2	9	KY(9)
FFSX	First Federal Bankshares, Inc.	Sioux City	IA	NASDAQ	MidWest	572,611	04/14/1999	June	21.99	80.3	13	IA(12),NE(1)
MFBC	MFB Corp.	Mishawaka	IN	NASDAQ	MidWest	528,310	03/25/1994	September	27.00	36.0	11	IN(11)
PFDC	Peoples Bancorp	Auburn	IN	NASDAQ	MidWest	491,445	07/07/1987	September	22.00	74.1	15	IN(11),MI(4)
FFFD	North Central Bancshares, Inc.	Fort Dodge	IA	NASDAQ	MidWest	453,450	03/21/1996	December	40.25	62.3	10	IA(10)
ASBI	Ameriana Bancorp	New Castle	IN	NASDAQ	MidWest	434,046	03/02/1987	December	15.40	48.5	10	IN(10)
FCAP	First Capital, Inc.	Corydon	IN	NASDAQ	MidWest	424,234	01/04/1999	December	20.70	58.3	12	IN(12)
WAYN	Wayne Savings Bancshares, Inc.	Wooster	OH	NASDAQ	MidWest	381,518	01/09/2003	March	16.08	59.3	11	OH(11)
LSBI	LSB Financial Corp.	Lafayette	IN	NASDAQ	MidWest	351,474	02/03/1995	December	25.60	36.9	5	IN(5)
CFSB	Citizens First Financial Corp.	Bloomington	IL	NASDAQ	MidWest	327,103	05/01/1996	December	32.72	49.0	5	IL(5)
FFBI	First Federal Bancshares, Inc.	Colchester	IL	NASDAQ	MidWest	314,761	09/28/2000	December	24.10	31.7	8	IL(5),MO(3)
STBI	Sturgis Bancorp, Inc.	Sturgis	MI	NASDAQ	MidWest	312,431	11/10/1988	December	14.69	40.0	11	MI(11)
MCBF	Monarch Community Bancorp, Inc.	Coldwater	MI	NASDAQ	MidWest	280,588	08/30/2002	December	13.25	35.9	8	MI(8)
FBEI	First Bancorp of Indiana, Inc.	Evansville	IN	NASDAQ	MidWest	277,928	04/07/1999	June	19.50	31.5	7	IN(7)
CHEV	Cheviot Financial Corp. (MHC)	Cincinnati	OH	NASDAQ	MidWest	276,596	01/06/2004	December	12.26	121.6	5	OH(5)
RIVR	River Valley Bancorp	Madison	IN	NASDAQ	MidWest	274,228	12/20/1996	December	20.50	32.8	6	IN(5),KY(1)
FFHS	First Franklin Corporation	Cincinnati	OH	NASDAQ	MidWest	273,969	01/26/1988	December	18.50	30.5	8	OH(8)
PFED	Park Bancorp, Inc.	Chicago	IL	NASDAQ	MidWest	270,174	08/12/1996	December	30.75	35.2	3	IL(3)
FBSI	First Bancshares, Inc.	Mountain Grove	MO	NASDAQ	MidWest	261,776	12/22/1993	June	21.17	34.2	10	MO(10)
UCBC	Union Community Bancorp	Crawfordsville	IN	NASDAQ	MidWest	256,899	12/29/1997	December	17.95	34.6	6	IN(6)
JXSB	Jacksonville Bancorp, Inc. (MHC)	Jacksonville	IL	NASDAQ	MidWest	253,330	04/21/1995	December	16.50	32.4	8	IL(8)
FFWC	FFW Corporation	Wabash	IN	NASDAQ	MidWest	245,915	04/05/1993	June	23.08	29.7	5	IN(5)
WEFC	Wells Financial Corp.	Wells	MN	NASDAQ	MidWest	232,476	04/11/1995	December	30.34	35.4	11	MN(10),IA(1)
NEIB	Northeast Indiana Bancorp, Inc.	Huntington	IN	NASDAQ	MidWest	228,672	06/28/1995	December	21.50	30.6	3	IN(3)
FBTC	First BancTrust Corporation	Paris	IL	NASDAQ	MidWest	224,683	04/19/2001	December	12.04	30.1	3	IL(3)
BRBI	Blue River Bancshares, Inc.	Shelbyville	IN	NASDAQ	MidWest	213,642	06/24/1998	December	5.40	18.4	5	IN(4),KY(1)
FFED	Fidelity Federal Bancorp	Evansville	IN	NASDAQ	MidWest	200,558	08/31/1987	December	1.81	19.9	5	IN(5)
FIFG	1st Independence Financial Group, Inc.	Harrodsburg	KY	NASDAQ	MidWest	180,442	10/04/1995	September	18.80	36.0	7	KY(4),IN(3)
ASBP	ASB Financial Corp.	Portsmouth	OH	NASDAQ	MidWest	169,206	05/11/1995	June	20.75	35.3	2	OH(2)
HLFC	Home Loan Financial Corporation	Coshocton	OH	NASDAQ	MidWest	160,287	03/26/1998	June	20.61	34.8	3	OH(3)
GTPS	Great American Bancorp, Inc.	Champaign	IL	NASDAQ	MidWest	159,771	06/30/1995	December	28.50	21.0	3	IL(3)
HCFC	Home City Financial Corporation	Springfield	OH	NASDAQ	MidWest	158,386	12/30/1996	December	16.00	13.2	2	OH(2)
GCFC	Central Federal Corporation	Fairlawn	OH	NASDAQ	MidWest	148,459	12/30/1998	December	13.30	29.1	4	OH(4)
FFDF	FFD Financial Corporation	Dover	OH	NASDAQ	MidWest	136,733	04/03/1996	June	16.25	19.3	3	OH(3)

Exhibit III-1
Thrift Industry General Characteristics
As of January 28, 2005

Ticker	Company Name	City	State	Exchange	Region	Total Assets MstRctQtr ($000)	IPO Date	Fiscal Year	Closing Price ($)	Market Value ($M)	# of Offices	States of Operation
PSFC	Peoples-Sidney Financial Corporation	Sidney	OH	NASDAQ	MidWest	134,794	04/28/1997	June	14.90	21.4	4	OH(4)
FFFS	First Federal Financial Services, Inc. (MHC)	Edwardsville	IL	NASDAQ	MidWest	134,503	06/29/2004	December	14.60	57.2	1	IL(1)
FKKY	Frankfort First Bancorp, Inc.	Frankfort	KY	NASDAQ	MidWest	132,337	07/10/1995	June	24.20	30.6	3	KY(3)
PBNC	PFS Bancorp, Inc.	Aurora	IN	NASDAQ	MidWest	129,760	10/12/2001	December	17.76	26.2	3	IN(3)
CIBI	Community Investors Bancorp, Inc.	Bucyrus	OH	NASDAQ	MidWest	122,374	02/07/1995	June	13.78	14.8	4	OH(4)
FNFI	First Niles Financial, Inc.	Niles	OH	NASDAQ	MidWest	97,977	10/27/1998	December	16.72	23.2	1	OH(1)
HWEN	Home Financial Bancorp	Spencer	IN	NASDAQ	MidWest	66,635	07/02/1996	June	5.84	7.9	2	IN(2)
New England Companies												
BFBC	Benjamin Franklin Bancorp, M.H.C.	Franklin	MA	NASDAQ	New England	NA	NA	December	NA	NA	6	MA(6)
PBCT	People's Bank (MHC)	Bridgeport	CT	NASDAQ	New England	10,717,900	07/06/1988	December	36.94	3,468.7	158	CT(158)
NAL	NewAlliance Bancshares, Inc.	New Haven	CT	NYSE	New England	6,264,128	04/02/2004	December	14.64	1,671.3	66	CT(66)
BRKL	Brookline Bancorp, Inc.	Brookline	MA	NASDAQ	New England	1,694,499	07/10/2002	December	15.70	968.1	14	MA(14)
BHL	Berkshire Hills Bancorp, Inc.	Pittsfield	MA	AMEX	New England	1,310,115	06/28/2000	December	35.10	206.2	13	MA(13)
MASB	MASSBANK Corp.	Reading	MA	NASDAQ	New England	978,016	05/28/1986	December	37.35	164.4	15	MA(15)
WRO	Woronoco Bancorp, Inc.	Westfield	MA	AMEX	New England	918,295	03/19/1999	December	35.45	135.9	9	MA(9)
WFD	Westfield Financial Inc. (MHC)	Westfield	MA	AMEX	New England	796,903	12/28/2001	December	24.71	246.5	10	MA(10)
NMIL	NewMil Bancorp, Inc.	New Milford	CT	NASDAQ	New England	730,410	02/01/1986	December	30.30	127.3	20	CT(20)
SIFI	SI Financial Group Inc. (MHC)	Willimantic	CT	NASDAQ	New England	596,122	10/01/2004	December	11.15	140.1	15	CT(15)
NHTB	New Hampshire Thrift Bancshares, Inc.	Newport	NH	NASDAQ	New England	595,514	05/22/1986	December	32.50	67.7	14	NH(14)
HIFS	Hingham Institution for Savings	Hingham	MA	NASDAQ	New England	547,051	12/20/1988	December	42.50	88.5	7	MA(7)
CEBK	Central Bancorp, Inc.	Somerville	MA	NASDAQ	New England	504,999	10/24/1986	March	28.32	45.0	10	MA(10)
LSBX	LSB Corporation	North Andover	MA	NASDAQ	New England	500,989	05/02/1986	December	18.75	81.1	7	MA(6),NH(1)
PSBH	PSB Holdings, Inc. (MHC)	Putnam	CT	NASDAQ	New England	346,405	10/05/2004	June	10.90	75.7	4	CT(4)
NVSL	Naugatuck Valley Financial Corp. (MHC)	Naugatuck	CT	NASDAQ	New England	329,665	10/01/2004	December	10.95	83.3	6	CT(6)
MFLR	Mayflower Co-operative Bank	Middleboro	MA	NASDAQ	New England	228,817	12/23/1987	April	18.10	37.1	5	MA(5)
SouthEast Companies												
BKUNA	BankUnited Financial Corporation	Coral Gables	FL	NASDAQ	SouthEast	8,914,672	12/11/1985	September	29.00	864.4	47	FL(47)
BBX	BankAtlantic Bancorp, Inc.	Fort Lauderdale	FL	NYSE	SouthEast	6,356,777	11/29/1983	December	18.60	1,027.0	74	FL(74)
BFCF	BFC Financial Corporation	Fort Lauderdale	FL	NASDAQ	SouthEast	6,264,338	NA	December	13.10	292.4	73	
NTBK	NetBank, Inc.	Alpharetta	GA	NASDAQ	SouthEast	4,488,271	07/29/1997	December	9.31	433.0	1	GA(1)
FFFL	Fidelity Bankshares, Inc.	West Palm Beach	FL	NASDAQ	SouthEast	3,470,234	05/15/2001	December	26.28	641.9	42	FL(42)
HARB	Harbor Florida Bancshares, Inc.	Fort Pierce	FL	NASDAQ	SouthEast	2,805,294	03/19/1998	September	33.44	796.2	35	FL(35)
FFCH	First Financial Holdings, Inc.	Charleston	SC	NASDAQ	SouthEast	2,456,593	11/10/1983	September	28.62	352.2	45	SC(44),NC(1)
CFCP	Coastal Financial Corporation	Myrtle Beach	SC	NASDAQ	SouthEast	1,383,899	09/26/1990	September	16.16	283.4	18	SC(13),NC(5)
CHFN	Charter Financial Corp. (MHC)	West Point	GA	NASDAQ	SouthEast	1,068,201	10/17/2001	September	39.00	773.1	8	AL(6),GA(2)
FFLC	FFLC Bancorp, Inc.	Leesburg	FL	NASDAQ	SouthEast	1,065,287	01/04/1994	December	40.52	219.1	16	FL(16)
FFBH	First Federal Bancshares of Arkansas, Inc.	Harrison	AR	NASDAQ	SouthEast	726,338	05/03/1996	December	22.25	114.3	15	AR(15)
PFSL	Pocahontas Bancorp, Inc.	Jonesboro	AR	NASDAQ	SouthEast	719,908	04/01/1998	September	15.27	70.9	18	AR(18)
ACFC	Atlantic Coast Federal Corporation (MHC)	Waycross	GA	NASDAQ	SouthEast	623,079	10/05/2004	December	12.80	186.2	12	FL(8),GA(4)
FDT	Federal Trust Corporation	Sanford	FL	AMEX	SouthEast	545,825	12/12/1997	December	10.00	80.6	6	FL(6)
CSBC	Citizens South Banking Corporation	Gastonia	NC	NASDAQ	SouthEast	508,961	10/01/2002	December	13.90	103.3	10	NC(10)
GAFC	Greater Atlantic Financial Corp.	Reston	VA	NASDAQ	SouthEast	434,370	06/28/1999	September	6.15	18.5	8	VA(6),MD(2)
CFFC	Community Financial Corporation	Staunton	VA	NASDAQ	SouthEast	365,144	03/30/1988	March	23.40	48.7	8	VA(8)
JFBI	Jefferson Bancshares, Inc.	Morristown	TN	NASDAQ	SouthEast	308,448	07/02/2003	June	13.15	105.0	1	TN(1)
FCFL	First Community Bank Corporation of America	Pinellas Park	FL	NASDAQ	SouthEast	225,998	06/27/2003	December	27.91	59.0	4	FL(4)
SSFC	South Street Financial Corp.	Albemarle	NC	NASDAQ	SouthEast	215,193	10/03/1996	December	10.01	30.6	2	NC(2)
PEDE	Great Pee Dee Bancorp, Inc.	Cheraw	SC	NASDAQ	SouthEast	171,112	12/31/1997	June	15.70	28.5	3	SC(3)
SZB	SouthFirst Bancshares, Inc.	Sylacauga	AL	AMEX	SouthEast	141,533	02/14/1995	September	15.10	10.7	3	AL(3)
UTBI	United Tennessee Bankshares, Inc.	Newport	TN	NASDAQ	SouthEast	122,771	01/05/1998	December	19.92	23.8	3	TN(3)
SouthWest Companies												
FBTX	Franklin Bank Corp.	Houston	TX	NASDAQ	SouthWest	3,308,554	12/18/2003	December	16.78	367.4	21	TX(21)

Exhibit III-1
Thrift Industry General Characteristics
As of January 28, 2005

Ticker	Company Name	City	State	Exchange	Region	Total Assets MstRctQtr ($000)	IPO Date	Fiscal Year	Closing Price ($)	Market Value ($M)	# of Offices	States of Operation
MTXC	Matrix Bancorp, Inc.	Denver	CO	NASDAQ	SouthWest	1,877,336	10/18/1996	December	12.51	81.6	1	CO(1)
TSH	Teche Holding Co.	New Iberia	LA	AMEX	SouthWest	653,034	04/19/1995	September	37.74	84.6	18	LA(18)
AABC	Access Anytime Bancorp, Inc.	Albuquerque	NM	NASDAQ	SouthWest	284,582	08/08/1986	December	14.45	23.3	10	NM(9),AZ(1)
GUPB	GFSB Bancorp, Inc.	Gallup	NM	NASDAQ	SouthWest	227,928	06/30/1995	June	22.10	25.3	2	NM(2)
GSLA	GS Financial Corp.	Metairie	LA	NASDAQ	SouthWest	207,191	04/01/1997	December	18.53	23.9	4	LA(4)
Western Companies												
WM	Washington Mutual, Inc.	Seattle	WA	NYSE	West	307,918,000	03/11/1983	December	40.21	34,912.8	1,848	CA(587),TX(210),WA(196),FL(164),NY(154),IL(114),OR(109) GA(86),NJ(55),AZ(43),UT(37),CO(35),ID(30),NV(28)
GDW	Golden West Financial Corporation	Oakland	CA	NYSE	West	106,888,541	05/29/1959	December	63.67	19,516.4	275	CA(122),FL(49),CO(34),TX(25),AZ(15),NJ(12),KS(8) KS(8),IL(6),NV(3),NY(1)
NDE	IndyMac Bancorp Inc.	Pasadena	CA	NYSE	West	16,825,644	11/10/1986	December	35.81	2,220.1	10	CA(10)
DSL	Downey Financial Corp.	Newport Beach	CA	NYSE	West	15,648,808	01/01/1971	December	62.27	1,734.5	167	CA(164),AZ(3)
WES	Westcorp	Irvine	CA	NYSE	West	15,545,340	05/01/1986	December	45.70	2,371.6	20	CA(20)
WFSL	Washington Federal, Inc.	Seattle	WA	NASDAQ	West	7,543,302	11/17/1982	September	25.46	2,004.8	119	WA(44),OR(25),AZ(20),ID(16),UT(10),NV(2),TX(2)
FED	FirstFed Financial Corp.	Santa Monica	CA	NYSE	West	7,468,983	12/16/1983	December	51.89	856.1	29	CA(29)
STSA	Sterling Financial Corporation	Spokane	WA	NASDAQ	West	6,733,446	06/30/1983	December	36.13	823.9	137	OR(60),WA(59),ID(11),MT(7)
CCBI	Commercial Capital Bancorp Inc.	Irvine	CA	NASDAQ	West	5,023,924	12/18/2002	December	19.82	1,080.6	20	CA(20)
PFB	PFF Bancorp, Inc.	Pomona	CA	NYSE	West	3,873,136	03/29/1996	March	42.75	727.4	27	CA(27)
UPFC	United PanAm Financial Corp.	Newport Beach	CA	NASDAQ	West	1,668,665	04/24/1998	December	19.06	310.5	2	
PROV	Provident Financial Holdings, Inc.	Riverside	CA	NASDAQ	West	1,516,486	06/28/1996	June	27.89	195.6	12	CA(12)
HWFG	Harrington West Financial Group, Inc.	Solvang	CA	NASDAQ	West	1,081,330	11/07/2002	December	18.28	96.5	13	CA(10),KS(2),AZ(1)
FMSB	First Mutual Bancshares, Inc.	Bellevue	WA	NASDAQ	West	1,003,783	12/17/1985	December	26.00	137.5	12	WA(12)
HRZB	Horizon Financial Corp.	Bellingham	WA	NASDAQ	West	932,639	08/01/1986	March	19.21	194.4	18	WA(18)
FBNW	FirstBank NW Corp.	Clarkston	WA	NASDAQ	West	769,570	07/02/1997	March	26.81	80.1	22	OR(10),ID(9),WA(3)
RPFG	Rainier Pacific Financial Group, Inc.	Fife	WA	NASDAQ	West	747,900	10/21/2003	December	17.63	142.8	13	WA(13)
FPTB	First PacTrust Bancorp, Inc.	Chula Vista	CA	NASDAQ	West	674,556	08/23/2002	December	26.69	124.0	9	CA(9)
HOME	Home Federal Bancorp, Inc. (MHC)	Nampa	ID	NASDAQ	West	618,321	12/07/2004	September	12.15	184.8	14	ID(14)
KFED	K-Fed Bancorp (MHC)	Covina	CA	NASDAQ	West	606,583	03/31/2004	June	14.09	205.0	5	CA(5)
PPBI	Pacific Premier Bancorp, Inc.	Costa Mesa	CA	NASDAQ	West	543,124	06/25/1997	December	11.83	62.2	3	CA(3)
RVSB	Riverview Bancorp, Inc.	Vancouver	WA	NASDAQ	West	541,887	10/01/1997	March	21.30	102.4	13	WA(13)
TSBK	Timberland Bancorp, Inc.	Hoquiam	WA	NASDAQ	West	534,203	01/13/1998	September	22.94	89.4	25	WA(25)
BYFC	Broadway Financial Corporation	Los Angeles	CA	NASDAQ	West	267,250	01/09/1996	December	12.46	18.9	4	CA(4)

Source: SNL Financial, LC.

EXHIBIT III-2

Public Market Pricing of New Jersey Thrifts and
All Publicly-Traded Thrifts Over $1 Billion in Assets

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part One
Prices As of February 16, 2005

Ticker	Company Name	Excluded From Avgs (1)	MHC % Ownership (%)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil.)	52 Week Price High ($)	52 Week Price Low ($)	Last Week Price ($)	Price Change 1 Week (%)	Price Change 1 Year(3) (%)	Price Change YTD (%)	LTM (4) EPS ($)	LTM (4) Core EPS ($)	Most Recent Quarter Book Value/ Share ($)	Most Recent Quarter Tangible Book Value/ Share (5) ($)	Assets/ Share ($)
New Jersey Averages		------	------	19.17	38,902.2	526.0	22.09	16.35	18.94	1.35	-2.26	-4.37	1.11	1.09	9.62	8.89	107.69
New Jersey Medians		------	------	18.32	13,024.2	160.6	19.71	15.15	17.76	1.07	-5.47	-4.39	1.29	1.25	9.04	9.00	112.72
New Jersey Thrifts																	
CSBK	Clifton Savings Bancorp, Inc. (MHC)	------	55.0%	11.69	30,530.5	160.6	14.25	10.50	11.46	2.05	NA	-3.83	NA	NA	6.65	6.65	27.26
FMCO	FMS Financial Corporation	------	------	20.30	6,502.1	132.0	23.00	15.15	19.99	1.55	9.14	-3.33	1.34	1.27	10.82	10.42	192.23
HCBK	Hudson City Bancorp, Inc. (MHC)	Yes	65.8%	35.19	186,146.0	2,237.0	41.00	31.40	35.05	0.40	-10.07	-4.43	1.29	1.25	7.85	7.85	112.72
OSHC	Ocean Shore Holding Company (MHC)	------	54.3%	11.20	8,762.7	44.8	13.05	10.51	11.08	1.07	NA	-7.44	NA	NA	6.86	6.86	60.34
OCFC	OceanFirst Financial Corp.	------	------	23.72	13,024.2	308.9	25.99	21.30	23.50	0.94	-5.08	-3.77	1.42	1.41	10.59	10.49	146.96
PBCI	Pamrapo Bancorp, Inc.	------	------	23.27	4,974.9	115.8	29.60	19.45	23.25	0.09	-18.00	-5.90	1.59	1.59	11.08	11.08	128.63
PFSB	PennFed Financial Services, Inc.	------	------	15.95	13,649.0	217.7	18.48	13.90	15.61	2.15	-6.86	-0.84	0.96	0.97	9.04	9.00	145.13
PFS	Provident Financial Services, Inc.	------	------	18.32	74,078.8	1,357.1	19.71	15.91	17.76	3.15	-5.47	-5.42	0.80	0.79	15.34	9.36	86.82
SYNF	Synergy Financial Group, Inc.	------	------	12.85	12,452.0	160.0	13.69	9.00	12.75	0.78	20.54	-4.39	0.37	0.37	8.36	8.30	69.12

(1) A company excluded from averages is either under acquisition, or is a mutual holding company that has announced a second-step offering.
(2) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.
(3) Or since offering price if converted or first listing price in 2005 or within last 52 weeks. Percent change figures are actual year-to-date, and are not annualized.
(4) Diluted EPS is based on actual last twelve month data after extraordinary items, and not shown on a pro forma basis; core EPS is before extraordinary items.
(5) Excludes intangibles (goodwill, core deposit intangibles, etc.)
(6) ROA (return on assets) and ROE (return on equity) are based on last twelve month common earnings and average common equity and assets balances.
(7) Annualized, based on last regular quarterly cash dividend announcement.
(8) Indicated dividend as a percent of last twelve month earnings per share.

Source: SNL Financial, LC.

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part Two
Prices As of February 16, 2005

Ticker	Company Name	Excluded From Avgs.	MHC % Ownership (%)	Equity/ Assets (%)	Tangible Equity/ Assets (%)	Reported Earnings(6) ROA (%)	Reported Earnings(6) ROE (%)	Reported Earnings(6) ROI (%)	Core Earnings ROA (%)	Core Earnings ROE (%)	Asset Quality Ratios NPAs/ Assets (%)	Asset Quality Ratios Reserves/ NPAs (%)	Asset Quality Ratios Reserves/ Loans (%)	Pricing Ratios Price/ Earnings (x)	Pricing Ratios Price/Core Earnings (x)	Pricing Ratios Price/ Book (%)	Pricing Ratios Price/ Tg. Book (%)	Pricing Ratios Price/ Assets (%)	Dividend Data Dividend/ Share(7) ($)	Dividend Data Div. Yield (%)	Dividend Data Payout Ratio(8) (%)
	New Jersey Averages	---	---	11.13	10.27	0.81	9.70	4.67	0.83	10.11	0.12	309.74	0.62	21.14	21.46	206.52	218.79	20.90	0.38	1.73	37.14
	New Jersey Medians	---	---	8.61	7.88	0.72	11.34	5.99	0.73	11.50	0.09	312.25	0.63	16.70	16.80	176.40	185.90	18.56	0.20	1.53	32.43
All New Jersey Thrifts																					
CSBK	Clifton Savings Bancorp, Inc. (MHC)	---	55.0%	24.40	24.40	0.59	2.58	NA	0.60	2.62	0.00	NM	0.32	NA	NA	175.80	175.80	42.89	0.20	1.71	NA
FMCO	FMS Financial Corporation	---	---	5.63	5.43	0.71	13.20	6.60	0.67	12.53	NA	NA	1.11	15.20	16.00	187.70	194.80	10.56	0.12	0.59	8.96
HCBK	Hudson City Bancorp, Inc. (MHC)	Yes	65.8%	6.96	6.96	1.29	17.66	0.04	1.25	17.11	NA	NA	0.24	27.30	28.20	448.30	448.30	31.22	0.80	2.27	57.36
OSHC	Ocean Shore Holding Company (MHC)	---	54.3%	11.37	11.37	0.26	4.95	NA	0.52	9.87	0.00	NM	0.43	NA	NA	163.30	163.30	18.56	0.00	0.00	NA
OCFC	OceanFirst Financial Corp.	---	---	7.21	7.14	0.98	13.34	5.99	0.97	13.25	0.20	283.05	0.69	16.70	16.80	224.00	226.30	16.14	0.80	3.37	56.34
PBCI	Pamrapo Bancorp, Inc.	---	---	8.61	8.61	1.24	15.00	6.83	1.24	15.00	0.40	96.44	0.63	14.60	14.60	210.00	210.00	18.09	0.84	3.61	52.83
PFSB	PennFed Financial Services, Inc.	---	---	6.23	6.21	0.72	11.34	6.02	0.73	11.50	0.09	341.44	0.44	16.60	16.40	176.40	177.00	10.99	0.20	1.25	20.83
PFS	Provident Financial Services, Inc.	---	---	17.67	NA	0.93	5.06	4.37	0.91	4.97	0.10	518.04	0.91	22.90	23.30	119.40	NA	21.10	0.28	1.53	31.25
SYNF	Synergy Financial Group, Inc.	---	---	12.09	12.02	0.55	4.21	2.88	0.55	4.18	0.03	NM	0.78	34.70	34.90	153.80	154.80	18.59	0.16	1.25	32.43

(1) A company excluded from averages is either under acquisition, or is a mutual holding company that has announced a second-step offering.
(2) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.
(3) Or since offering price if converted or first listing price in 2005 or within last 52 weeks. Percent change figures are actual year-to-date, and are not annualized.
(4) Diluted EPS is based on actual last twelve month data after extraordinary items, and not shown on a pro forma basis; core EPS is before extraordinary items.
(5) Excludes intangibles (goodwill, core deposit intangibles, etc.)
(6) ROA (return on assets) and ROE (return on equity) are based on last twelve month common earnings and average common equity and assets balances.
(7) Annualized, based on last regular quarterly cash dividend announcement.
(8) Indicated dividend as a percent of last twelve month earnings per share.

Source: SNL Financial, LC.

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part One
Prices As of February 16, 2005

							Stock Price Performance							Per Share Data				
														LTM (4)		Most Recent Quarter		
							52 Week Price		Last Week	Price Change					Core	Book Value/	Tangible Book Value/	Assets/
Ticker	Company Name	Excluded From Avgs (1)	MHC % Ownership (%)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil.)	High ($)	Low ($)	Price ($)	1 Week (%)	1 Year(3) (%)	YTD (%)	EPS ($)	EPS ($)	Share ($)	Share (5) ($)	Share ($)
All Thrifts > $1 Billion in Assets																	
Average				27.02	62,494.4	1,809.7	30.01	21.98 #	26.85	0.73	2.99	-2.86	1.58	1.50	14.73	12.66	179.41
Median				24.28	26,139.4	591.4	26.60	20.27 #	24.00	0.91	2.75	-3.04	1.39	1.32	12.97	11.75	159.07
All Thrifts > $1 Billion in Assets																	
WM	Washington Mutual, Inc.	—	—	41.55	868,262.0	36,076.3	45.36	36.80	40.54	2.49	-7.77	-1.73	3.26	2.77	24.45	17.45	354.82
GDW	Golden West Financial Corporation	—	—	63.50	306,524.7	19,464.3	66.94	48.93	64.95	-2.23	19.19	3.39	4.13	4.10	23.73	23.73	348.71
SOV	Sovereign Bancorp, Inc.	—	—	23.44	349,800.0	8,199.3	23.80	19.31	23.01	1.87	2.76	3.95	1.36	1.36	14.41	7.53	157.32
NYB	New York Community Bancorp, Inc.	—	—	18.10	265,190.6	4,800.0	35.57	17.04	17.76	1.91	-44.35	-12.01	1.33	1.71	12.23	4.40	92.16
AF	Astoria Financial Corporation	—	—	37.74	73,536.4	2,775.3	42.10	33.26	37.61	0.35	-9.99	-5.58	3.00	3.11	19.85	17.17	339.39
HCBK	Hudson City Bancorp, Inc. (MHC)	Yes	65.8%	35.19	186,146.0	2,237.0	41.00	31.40	35.05	0.40	-10.07	-4.43	1.29	1.25	7.85	7.85	112.72
ICBC	Independence Community Bank Corp.	—	—	39.91	84,928.7	3,389.5	43.38	34.83	39.66	0.63	-0.72	-6.27	2.84	2.92	27.13	12.59	209.06
NDE	IndyMac Bancorp Inc.	—	—	36.74	61,995.5	2,277.7	39.15	29.21	37.09	-0.94	10.30	6.65	2.74	2.72	20.39	19.08	271.34
DSL	Downey Financial Corp.	—	—	62.24	27,853.8	1,733.6	65.20	46.40	62.50	-0.42	14.98	9.19	3.85	4.22	36.18	36.07	561.73
WES	Westcorp	—	—	45.68	51,895.3	2,370.6	47.45	37.25	46.75	-2.29	9.15	-0.54	3.96	NA	26.51	26.50	307.61
FBC	Flagstar Bancorp, Inc.	—	—	20.35	61,357.0	1,248.6	28.11	18.00	20.64	-1.41	-14.39	-9.96	2.28	2.28	12.16	12.16	214.21
CFB	Commercial Federal Corporation	—	—	28.00	39,254.1	1,099.1	30.38	24.22	28.35	-1.23	2.00	-5.76	1.87	1.97	20.11	15.65	291.67
PBCT	People's Bank (MHC)	—	58.2%	37.80	93,900.0	1,482.7	44.48	27.58	37.63	0.45	27.50	-2.80	2.13	0.96	12.78	11.68	114.16
MAFB	MAF Bancorp, Inc.	—	—	43.91	33,273.2	1,461.0	47.25	39.27	43.34	1.32	1.39	-2.03	3.01	3.00	29.28	19.72	290.99
BKUNA	BankUnited Financial Corporation	—	—	29.51	30,239.2	892.4	32.95	24.18	28.87	2.23	8.77	-7.64	1.67	1.64	16.39	15.45	294.51
CFFN	Capitol Federal Financial (MHC)	—	70.5%	36.56	74,073.1	799.9	37.30	29.27	36.48	0.22	0.44	1.56	-1.30	-1.30	11.71	11.71	118.20
WFSL	Washington Federal, Inc.	—	—	23.73	86,628.1	2,055.7	25.25	20.12	23.85	-0.50	-0.52	-1.65	1.54	1.55	13.12	12.44	87.11
FED	FirstFed Financial Corp.	—	—	53.70	16,498.8	886.0	55.25	38.16	53.38	0.60	24.19	3.53	3.85	3.85	28.94	28.62	452.78
STSA	Sterling Financial Corporation	—	—	38.53	22,936.2	883.7	41.25	28.57	38.25	0.73	14.24	-1.86	2.43	2.44	20.48	14.72	302.67
PFS	Provident Financial Services, Inc.	—	—	18.32	74,078.8	1,357.1	19.71	15.91	17.76	3.15	-5.47	-5.42	0.80	0.79	15.34	9.36	86.82
BBX	BankAtlantic Bancorp, Inc.	—	—	18.92	60,090.3	1,136.9	20.12	14.37	18.19	4.01	8.42	-4.92	1.11	0.85	7.81	6.36	105.82
NWSB	Northwest Bancorp, Inc. (MHC)	—	58.3%	22.16	50,485.7	466.2	26.32	19.85	22.31	-0.67	-15.74	-11.68	1.10	1.08	11.17	8.08	125.41
BFCF	BFC Financial Corporation	—	—	13.45	21,292.9	286.4	14.18	8.64	13.10	2.67	28.61	6.32	0.53	NA	4.97	0.80	293.67
NAL	NewAlliance Bancshares, Inc.	—	—	14.66	114,158.7	1,673.6	15.76	12.92	14.53	0.89	NA	-4.18	NA	NA	12.41	8.24	54.89
FNFG	First Niagara Financial Group, Inc.	—	—	13.52	82,172.0	1,111.0	15.00	11.49	13.36	1.16	-5.22	-3.12	0.65	0.67	11.86	7.44	64.91
CCBI	Commercial Capital Bancorp Inc.	—	—	21.45	54,519.6	1,169.4	24.99	14.70	21.22	1.08	12.60	-7.46	1.21	1.20	11.47	4.80	92.18
NTBK	NetBank, Inc.	—	—	9.27	46,528.0	431.3	12.76	8.99	9.43	-1.70	-23.39	-10.95	0.09	0.03	8.90	7.20	99.36
ABCW	Anchor BanCorp Wisconsin Inc.	—	—	27.70	22,958.8	636.0	29.75	23.94	27.32	1.39	5.32	-4.97	1.92	1.79	13.97	13.08	171.41
PFB	PFF Bancorp, Inc.	—	—	41.30	16,978.6	701.2	47.18	33.93	42.35	-2.48	11.92	-10.86	2.62	2.44	20.42	20.35	228.05
PRTR	Partners Trust Financial Group, Inc.	—	—	10.90	49,646.0	541.1	21.27	9.35	10.80	0.93	-47.72	-6.44	0.33	0.47	10.87	5.33	73.55
FBTX	Franklin Bank Corp.	—	—	16.96	21,895.8	371.4	19.75	14.33	17.46	-2.86	-7.07	-7.07	1.07	1.06	12.82	9.34	158.95
FFFL	Fidelity Bankshares, Inc.	—	—	25.98	24,425.1	634.6	28.85	20.41	25.62	1.41	4.85	-8.86	1.01	1.01	10.26	NA	142.12
BKMU	Bank Mutual Corporation	—	—	12.06	73,485.1	886.2	12.59	9.65	12.13	-0.58	9.54	-0.90	0.38	0.36	9.12	8.31	46.87
DCOM	Dime Community Bancshares, Inc.	—	—	16.00	37,165.7	594.7	21.51	15.52	15.79	1.33	-24.05	-10.66	1.28	1.27	7.58	6.08	90.86
TONE	TierOne Corporation	—	—	24.83	18,287.8	454.1	25.95	19.77	24.85	-0.08	6.66	-0.08	1.39	1.32	15.15	12.19	166.64
TRST	TrustCo Bank Corp NY	—	—	12.28	74,540.0	915.4	14.19	11.75	12.15	1.07	-9.51	-10.95	0.75	0.63	3.03	3.02	38.42
HARB	Harbor Florida Bancshares, Inc.	—	—	34.46	23,808.9	820.5	36.42	26.02	34.06	1.17	20.91	-0.43	1.82	1.78	12.39	12.24	117.85
PBCP	Provident Bancorp, Inc.	—	—	12.81	45,910.9	588.1	13.80	9.77	12.64	1.34	11.29	-2.88	0.32	0.31	9.29	5.53	55.62
WSFS	WSFS Financial Corporation	—	—	58.36	7,086.0	413.5	62.75	45.03	57.75	1.06	16.21	-2.73	3.41	3.37	27.70	27.55	353.27
FFCH	First Financial Holdings, Inc.	—	—	29.09	12,306.6	358.0	34.14	25.75	28.50	2.07	-1.32	-11.15	1.98	1.65	13.61	11.80	199.52
KNBT	KNBT Bancorp, Inc.	—	—	16.17	30,601.0	494.8	17.99	14.17	15.97	1.25	-5.33	-4.32	0.60	0.59	13.33	11.78	85.33
FPFC	First Place Financial Corp.	—	—	19.74	14,988.8	295.9	23.27	16.44	20.64	-4.38	5.20	-11.86	0.85	1.16	15.20	10.37	159.19

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part One
Prices As of February 16, 2005

Ticker	Company Name	Excluded From Avgs (1)	MHC % Ownership (%)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil.)	52 Week Price High ($)	52 Week Price Low ($)	Last Week Price ($)	Price Change 1 Week (%)	Price Change 1 Year(3) (%)	Price Change YTD (%)	LTM (4) EPS ($)	LTM (4) Core EPS ($)	Most Recent Quarter Book Value/ Share ($)	Most Recent Quarter Tangible Book Value/ Share (5) ($)	Assets/ Share ($)
All Thrifts > $1 Billion in Assets																	
Average				27.02	62,494.4	1,809.7	30.01	21.98 #	26.85	0.73	2.99	-2.86	1.58	1.50	14.73	12.66	179.41
Median				24.28	26,139.4	591.4	26.60	20.27 #	24.00	0.91	2.75	-3.04	1.39	1.32	12.97	11.75	159.07
All Thrifts > $1 Billion in Assets																	
UCFC	United Community Financial Corp.	-----	-----	11.33	31,202.0	353.5	13.99	10.00	11.05	2.53	-5.43	1.16	0.60	0.60	8.09	6.92	73.33
FFIC	Flushing Financial Corporation	-----	-----	18.06	19,232.2	347.3	21.49	16.35	18.00	0.33	-2.90	-9.97	1.25	1.25	8.35	8.15	106.99
PFSB	PennFed Financial Services, Inc.	-----	-----	15.95	13,649.0	217.7	18.48	13.90	15.61	2.15	-6.86	-0.84	0.96	0.97	9.04	9.00	145.13
OCFC	OceanFirst Financial Corp.	-----	-----	23.72	13,024.2	308.9	25.99	21.30	23.50	0.94	-5.08	-3.77	1.42	1.41	10.59	10.49	146.96
PVSA	Parkvale Financial Corporation	-----	-----	30.52	5,589.2	170.6	33.20	25.21	30.00	1.73	0.53	6.01	1.81	1.74	19.32	13.34	342.54
MTXC	Matrix Bancorp, Inc.	-----	-----	12.57	6,620.6	83.2	13.91	9.53	12.53	0.28	12.61	0.45	3.30	NA	13.94	13.94	285.03
BRKL	Brookline Bancorp, Inc.	-----	-----	15.52	59,142.6	917.9	16.45	13.75	15.65	-0.86	-0.86	-4.93	0.31	0.29	9.89	9.89	28.66
UPFC	United PanAm Financial Corp.	-----	-----	20.51	16,164.4	331.5	21.00	14.20	19.76	3.80	17.54	7.61	1.07	1.04	6.82	6.82	103.22
PRVO	Provident Financial Holdings, Inc.	-----	-----	28.08	7,011.9	196.9	29.58	22.30	27.69	1.41	20.98	-2.53	2.48	2.44	16.60	16.59	216.17
NASB	NASB Financial, Inc.	-----	-----	44.79	8,455.4	378.7	47.88	34.27	40.00	11.98	4.41	12.09	3.11	3.05	16.31	15.94	167.69
ESBF	ESB Financial Corporation	-----	-----	13.90	10,677.0	148.4	15.65	10.63	13.61	2.13	-4.47	-3.81	0.94	0.88	9.16	8.46	130.64
CFCP	Coastal Financial Corporation	-----	-----	15.98	17,535.6	280.2	18.44	10.74	16.00	-0.12	38.11	-8.26	0.84	0.87	5.10	5.10	79.07
CTZN	Citizens First Bancorp, Inc.	-----	-----	25.08	8,271.3	207.4	26.40	20.53	24.16	3.81	9.04	3.72	1.14	1.10	19.56	17.90	163.07
CITZ	CFS Bancorp, Inc.	-----	-----	14.12	12,385.3	174.9	15.16	12.44	14.13	-0.07	-6.86	-1.05	-2.16	-2.10	10.45	10.33	107.05
BHL	Berkshire Hills Bancorp, Inc.	-----	-----	34.80	5,873.6	204.4	39.20	32.46	36.29	-4.11	-7.32	-6.33	2.01	1.93	22.43	21.19	223.08
FMCO	FMS Financial Corporation	-----	-----	20.30	6,502.1	132.0	23.00	15.15	19.99	1.55	9.14	-3.33	1.34	1.27	10.82	10.42	192.23
CHFN	Charter Financial Corp. (MHC)	-----	80.9%	36.85	19,598.8	137.9	44.15	31.17	37.23	-1.02	-7.64	-15.71	0.48	0.34	14.88	14.57	57.79
FDEF	First Defiance Financial Corp.	-----	-----	28.00	6,280.0	175.8	29.99	22.01	28.39	-1.37	2.75	-2.95	1.69	1.74	20.11	17.10	178.57
HWFG	Harrington West Financial Group, Inc.	-----	-----	18.30	5,278.9	96.6	19.70	15.40	18.32	-0.11	16.87	-2.92	1.46	NA	9.98	NA	204.93
FFLC	FFLC Bancorp, Inc.	Yes	-----	41.12	5,408.3	222.4	41.54	24.26	40.90	0.54	46.86	17.15	1.83	1.83	15.62	15.62	196.93
EFC	EFC Bancorp, Inc.	-----	-----	26.90	4,744.5	127.6	28.49	23.00	26.34	2.13	2.48	3.26	1.50	1.61	18.03	18.03	211.64
FMSB	First Mutual Bancshares, Inc.	-----	-----	26.04	5,288.5	137.7	26.80	21.55	25.67	1.44	10.81	1.36	1.68	1.67	11.24	11.24	189.80

(1) A company excluded from averages is either under acquisition, or is a mutual holding company that has announced a second-step offering.
(2) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.
(3) Or since offering price if converted or first listing price in 2005 or within last 52 weeks. Percent change figures are actual year-to-date, and are not annualized.
(4) Diluted EPS is based on actual last twelve month data after extraordinary items, and not shown on a pro forma basis; core EPS is before extraordinary items.
(5) Excludes intangibles (goodwill, core deposit intangibles, etc.)
(6) ROA (return on assets) and ROE (return on equity) are based on last twelve month common earnings and average common equity and assets balances.
(7) Annualized, based on last regular quarterly cash dividend announcement.
(8) Indicated dividend as a percent of last twelve month earnings per share.

Source: SNL Financial, LC.

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part Two
Prices As of February 16, 2005

Ticker	Company Name	Excluded From Avgs.	MHC % Ownership (%)	Equity/ Assets (%)	Tangible Equity/ Assets (%)	Reported Earnings(6) ROA (%)	Reported Earnings(6) ROE (%)	Reported Earnings(6) ROI (%)	Core Earnings ROA (%)	Core Earnings ROE (%)	Asset Quality Ratios NPAs/ Assets (%)	Asset Quality Ratios Reserves/ NPAs (%)	Asset Quality Ratios Reserves/ Loans (%)	Pricing Ratios Price/ Earnings (x)	Pricing Ratios Price/Core Earnings (x)	Pricing Ratios Price/ Book (%)	Pricing Ratios Price/ Tg. Book (%)	Pricing Ratios Price/ Assets (%)	Dividend Data Dividend/ Share(7) ($)	Dividend Data Div. Yield (%)	Dividend Data Payout Ratio(8) (%)
All Thrifts > $1 Billion in Assets																					
	Average			9.93	8.49	0.94	11.29	5.36	0.93	10.54	0.33	275.91	1.02	18.20	20.74	192.10	227.10	18.09	0.52	2.01	47.43
	Median			8.25	7.04	0.99	11.88	5.93	0.93	11.57	0.22	208.19	0.91	16.60	17.15	178.25	211.80	15.64	0.42	1.99	33.33
All Thrifts > $1 Billion in Assets																					
WM	Washington Mutual, Inc.	—	—	6.89	4.92	1.01	14.02	7.65	0.86	11.92	NA	NA	0.52	12.80	15.00	169.90	243.20	11.71	1.84	4.43	54.60
GDW	Golden West Financial Corporation	—	—	6.81	6.81	1.37	19.45	6.50	1.36	19.32	NA	NA	0.29	15.40	15.50	267.60	267.60	18.21	0.24	0.38	5.33
SOV	Sovereign Bancorp, Inc.	—	—	9.16	5.00	0.90	10.74	5.80	0.94	11.23	NA	NA	1.12	17.20	17.30	162.70	311.30	14.90	0.12	0.51	8.82
NYB	New York Community Bancorp, Inc.	—	—	13.27	5.22	1.42	11.24	7.35	1.82	14.42	0.12	271.84	0.58	13.60	10.60	148.00	411.00	19.64	1.00	5.52	75.19
AF	Astoria Financial Corporation	—	—	5.85	5.10	0.97	15.81	7.95	1.00	16.37	NA	NA	0.62	12.60	12.20	190.10	219.80	11.12	1.20	3.18	35.00
HCBK	Hudson City Bancorp, Inc. (MHC)	Yes	65.8%	6.96	6.96	1.29	17.66	0.04	1.25	17.11	NA	NA	0.24	27.30	28.20	448.30	448.30	31.22	0.80	2.27	57.38
ICBC	Independence Community Bank Corp.	—	—	12.98	6.47	1.37	11.31	7.12	1.41	11.62	NA	NA	0.89	14.10	13.70	147.10	316.90	19.09	1.04	2.61	34.51
NDE	IndyMac Bancorp Inc.	—	—	7.51	7.06	1.01	14.80	7.46	1.00	14.67	0.73	43.04	0.47	13.40	13.50	180.20	192.60	13.54	1.44	3.92	48.18
DSL	Downey Financial Corp.	—	—	6.44	6.42	0.77	11.37	6.19	0.85	12.47	0.22	101.54	0.24	16.20	14.70	172.00	172.60	11.08	0.40	0.64	10.39
WES	Westcorp	—	—	8.62	8.61	1.38	16.98	8.67	NA	NA	NA	NA	2.60	11.50	NA	172.30	172.40	14.85	0.56	1.23	14.14
FBC	Flagstar Bancorp, Inc.	—	—	5.67	5.67	1.20	20.79	11.20	1.20	20.79	NA	NA	0.31	8.90	8.90	167.40	167.40	9.50	1.00	4.91	43.86
CFB	Commercial Federal Corporation	—	—	6.89	5.45	0.65	10.09	6.68	0.68	10.63	0.69	114.52	1.11	15.00	14.20	139.20	178.90	9.60	0.54	1.93	28.34
PBCT	People's Bank (MHC)	—	58.2%	11.19	10.27	1.86	17.57	0.06	0.84	7.91	0.27	253.50	0.91	17.80	39.40	295.80	325.60	33.11	1.16	3.07	54.46
MAFB	MAF Bancorp, Inc.	—	—	10.06	7.01	1.10	10.98	6.85	1.09	10.94	0.34	110.00	0.52	14.60	14.60	150.00	222.70	15.09	0.92	2.10	28.57
BKUNA	BankUnited Financial Corporation	—	—	5.63	5.33	0.66	11.32	5.66	0.66	11.23	0.19	143.78	0.39	17.70	18.00	180.10	191.00	10.02	0.00	0.00	0.00
CFFN	Capitol Federal Financial (MHC)	—	70.5%	9.91	9.91	-1.09	-10.17	-0.04	-1.09	-10.17	0.10	52.16	0.09	NM	NM	312.20	312.20	30.93	2.00	5.47	NM
WFSL	Washington Federal, Inc.	—	—	15.06	14.40	1.83	12.26	6.49	1.84	12.34	0.18	183.09	0.47	15.40	15.30	180.90	190.70	27.24	0.76	3.22	48.99
FED	FirstFed Financial Corp.	—	—	6.39	6.33	1.12	14.54	7.17	1.12	14.54	0.07	NM	1.14	14.00	14.00	185.60	187.70	11.86	0.00	0.00	0.00
STSA	Sterling Financial Corporation	—	—	6.77	4.96	0.88	13.16	6.31	0.89	13.20	0.20	354.92	1.14	15.90	15.80	188.10	261.80	12.73	0.00	0.00	0.00
PFS	Provident Financial Services, Inc.	—	—	17.67	NA	0.93	5.06	4.37	0.91	4.97	0.10	518.04	0.91	22.90	23.30	119.40	NA	21.10	0.28	1.53	31.25
BBX	BankAtlantic Bancorp, Inc.	—	—	7.38	6.10	1.34	15.91	5.87	1.01	12.02	NA	NA	0.99	17.10	22.30	242.30	297.30	17.88	0.14	0.74	12.25
NWSB	Northwest Bancorp, Inc. (MHC)	—	58.3%	8.91	6.61	0.89	10.21	0.05	0.87	10.01	0.62	75.37	0.70	20.20	20.60	198.40	274.30	17.67	0.48	2.17	41.82
BFCF	BFC Financial Corporation	—	—	1.93	0.52	0.22	12.38	3.94	NA	NA	NA	NA	1.19	25.40	NA	270.50	NM	4.58	0.08	0.59	3.77
NAL	NewAlliance Bancshares, Inc.	—	—	22.61	16.26	0.07	0.36	NA	0.75	3.62	0.16	353.40	1.15	NA	NA	118.10	177.80	26.71	0.20	1.36	NA
FNFG	First Niagara Financial Group, Inc.	—	—	18.28	12.31	1.05	5.59	4.81	1.08	5.74	0.25	324.42	1.27	20.80	20.20	114.00	181.60	20.83	0.36	2.66	49.23
CCBI	Commercial Capital Bancorp Inc.	—	—	12.44	5.62	1.55	14.25	5.64	1.54	14.09	0.13	571.71	0.93	17.70	17.90	187.00	446.40	23.27	0.24	1.12	12.40
NTBK	NetBank, Inc.	—	—	8.96	7.37	0.09	0.98	0.97	0.03	0.35	1.71	30.93	0.74	NM	NM	104.20	128.80	9.33	0.08	0.86	88.89
ABCW	Anchor BanCorp Wisconsin Inc.	—	—	8.15	7.67	1.16	14.33	6.93	1.08	13.39	0.54	130.58	0.83	14.40	15.50	198.30	211.80	16.16	0.50	1.81	25.26
PFB	PFF Bancorp, Inc.	—	—	8.95	8.92	1.19	13.62	6.34	1.11	12.71	0.38	221.32	0.96	15.80	16.90	202.30	203.00	18.11	0.90	2.18	31.49
PRTR	Partners Trust Financial Group, Inc.	—	—	14.78	NA	0.51	3.50	3.03	0.73	4.99	0.36	324.69	2.04	33.00	23.20	100.30	NA	14.82	0.24	2.20	73.64
FBTX	Franklin Bank Corp.	—	—	8.07	6.14	0.80	9.02	6.31	0.80	8.96	0.24	88.77	0.24	15.90	16.00	132.30	177.50	10.67	0.00	0.00	0.00
FFFL	Fidelity Bankshares, Inc.	—	—	7.22	NA	0.69	11.49	3.89	0.69	11.51	NA	NA	0.53	25.70	25.70	253.20	NA	18.28	0.32	1.23	27.73
BKMU	Bank Mutual Corporation	—	—	19.46	18.11	0.93	4.10	3.15	0.88	3.87	0.23	176.46	0.73	31.70	33.60	132.20	144.50	25.73	0.24	1.99	52.63
DCOM	Dime Community Bancshares, Inc.	—	—	8.34	6.81	1.38	16.76	8.00	1.37	16.67	0.04	NM	0.62	12.50	12.60	211.10	263.10	17.61	0.56	3.50	43.75
TONE	TierOne Corporation	—	—	9.09	7.44	0.96	8.53	5.60	0.91	8.08	NA	NA	1.01	17.90	18.90	163.90	203.80	14.90	0.20	0.81	17.99
TRST	TrustCo Bank Corp NY	—	—	7.89	7.87	2.00	25.27	6.11	1.68	21.29	0.11	NM	3.98	16.40	19.40	405.30	406.30	31.96	0.60	4.89	100.00
HARB	Harbor Florida Bancshares, Inc.	—	—	10.51	10.39	1.63	15.16	5.28	1.59	14.79	0.11	597.64	0.93	18.90	19.40	278.10	281.90	29.24	0.80	2.32	37.36
PBCP	Provident Bancorp, Inc.	—	—	16.70	10.67	0.66	3.64	2.50	0.82	4.47	0.13	653.83	1.72	40.00	41.50	137.90	231.60	23.03	0.16	1.25	50.00
WSFS	WSFS Financial Corporation	—	—	7.84	7.80	1.10	13.54	5.84	1.09	13.38	0.22	446.90	1.55	17.10	17.30	210.70	211.90	16.52	0.24	0.41	7.04
FFCH	First Financial Holdings, Inc.	—	—	6.82	5.96	1.03	15.18	6.81	0.86	12.66	0.49	122.73	0.79	14.70	17.60	213.70	246.60	14.58	0.92	3.16	45.45
KNBT	KNBT Bancorp, Inc.	—	—	15.62	14.06	0.81	4.56	3.71	0.80	4.46	0.21	204.08	1.03	27.00	27.60	121.30	137.30	18.95	0.20	1.24	33.33

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part Two
Prices As of February 16, 2005

Ticker	Company Name	Excluded From Avgs.	MHC % Ownership (%)	Equity/ Assets (%)	Tangible Equity/ Assets (%)	Reported Earnings(6) ROA (%)	Reported Earnings(6) ROE (%)	Reported Earnings(6) ROI (%)	Core Earnings ROA (%)	Core Earnings ROE (%)	Asset Quality Ratios NPAs/ Assets (%)	Asset Quality Ratios Reserves/ NPAs (%)	Asset Quality Ratios Reserves/ Loans (%)	Pricing Ratios Price/ Earnings (x)	Pricing Ratios Price/Core Earnings (x)	Pricing Ratios Price/ Book (%)	Pricing Ratios Price/ Tg. Book (%)	Pricing Ratios Price/ Assets (%)	Dividend Data Dividend/ Share(7) ($)	Dividend Data Div. Yield (%)	Dividend Data Payout Ratio(8) (%)
All Thrifts > $1 Billion In Assets																					
Average				9.93	8.49	0.94	11.29	5.36	0.93	10.54	0.33	275.91	1.02	18.20	20.74	192.10	227.10	18.09	0.52	2.01	47.43
Median				8.25	7.04	0.99	11.88	5.93	0.93	11.57	0.22	208.19	0.91	16.60	17.15	178.25	211.80	15.64	0.42	1.99	33.33
All Thrifts > $1 Billion In Assets																					
FPFC	First Place Financial Corp.	------	------	9.55	6.72	0.57	5.57	4.31	0.79	7.71	0.61	120.57	0.96	23.20	17.00	129.80	190.30	12.40	0.56	2.84	65.88
UCFC	United Community Financial Corp.	------	------	11.03	9.59	0.83	7.01	5.30	0.83	7.01	0.97	71.28	0.84	18.90	18.90	140.10	163.70	15.45	0.30	2.65	50.00
FFIC	Flushing Financial Corporation	------	------	7.81	7.63	1.13	14.97	6.92	1.13	15.01	0.04	717.12	0.43	14.50	14.40	216.30	221.70	16.88	0.36	1.99	28.00
PFSB	PennFed Financial Services, Inc.	------	------	6.23	6.21	0.72	11.34	6.02	0.73	11.50	0.09	341.44	0.44	16.60	16.40	176.40	177.00	10.99	0.20	1.25	20.83
OCFC	OceanFirst Financial Corp.	------	------	7.21	7.14	0.98	13.34	5.99	0.97	13.25	0.20	283.05	0.69	16.70	16.80	224.00	226.30	16.14	0.80	3.37	56.34
PVSA	Parkvale Financial Corporation	------	------	5.64	3.97	0.63	9.67	5.93	0.61	9.29	0.38	217.21	1.24	16.90	17.60	158.00	228.70	8.91	0.60	2.62	44.20
MTXC	Matrix Bancorp, Inc.	------	------	4.89	4.89	1.23	28.63	26.25	NA	NA	NA	NA	0.80	3.80	NA	90.10	90.10	4.41	0.00	0.00	0.00
BRKL	Brookline Bancorp, Inc.	------	------	34.52	34.52	1.10	2.99	2.00	1.03	2.80	0.03	NM	1.38	50.10	53.50	156.90	156.90	54.16	0.34	2.19	238.71
UPFC	United PanAm Financial Corp.	------	------	6.60	6.60	1.22	19.03	5.22	1.18	18.52	0.03	NM	4.96	15.70	19.70	300.80	300.80	19.87	0.00	0.00	0.00
PROV	Provident Financial Holdings, Inc.	------	------	7.68	7.67	1.29	15.95	8.83	1.27	15.73	0.08	742.58	0.72	11.30	11.50	169.20	169.30	12.99	0.56	1.99	19.35
NASB	NASB Financial, Inc.	------	------	9.73	9.53	1.97	19.63	6.84	1.93	19.28	1.24	47.58	0.72	14.40	14.70	274.60	281.00	26.71	0.90	2.01	52.25
ESBF	ESB Financial Corporation	------	------	7.01	6.52	0.73	10.38	6.76	0.69	9.75	NA	NA	1.15	14.80	15.80	151.80	164.20	10.64	0.40	2.88	42.55
CFCP	Coastal Financial Corporation	------	------	6.45	6.45	1.21	18.98	5.26	1.24	19.56	NA	NA	1.38	19.00	18.50	313.30	313.30	20.21	0.20	1.25	21.23
CTZN	Citizens First Bancorp, Inc.	------	------	11.99	11.09	0.73	5.63	4.55	0.70	5.44	0.71	136.10	1.15	22.00	22.80	128.30	140.10	15.38	0.36	1.44	31.58
CITZ	CFS Bancorp, Inc.	------	------	9.78	9.66	-1.69	-16.16	-15.30	-1.64	-15.71	NA	NA	1.35	NM	NM	135.10	136.60	13.19	0.44	3.12	NM
BHL	Berkshire Hills Bancorp, Inc.	------	------	10.06	9.55	0.89	9.06	5.78	0.86	8.68	NA	NA	1.13	17.30	18.10	155.20	164.20	15.60	0.48	1.38	23.88
FMCO	FMS Financial Corporation	------	------	5.63	5.43	0.71	13.20	6.60	0.67	12.53	NA	NA	1.11	15.20	16.00	187.70	194.80	10.56	0.12	0.59	8.96
CHFN	Charter Financial Corp. (MHC)	------	80.9%	25.75	25.36	0.89	3.59	0.01	0.63	2.54	0.56	100.74	1.97	NM	108.40	247.70	252.80	63.76	1.00	2.71	656.25
FDEF	First Defiance Financial Corp.	------	------	11.26	9.74	1.01	8.57	6.04	1.04	8.83	0.18	500.05	1.12	16.60	16.10	139.20	163.70	15.68	0.88	3.14	48.52
HWFG	Harrington West Financial Group, Inc.	------	------	4.87	NA	0.80	16.29	7.98	NA	NA	0.01	NM	0.87	12.50	NA	183.40	NA	8.93	0.44	2.40	62.33
FFLC	FFLC Bancorp, Inc.	Yes	------	7.93	7.93	0.99	12.34	0.04	0.99	12.34	0.29	212.30	0.73	22.50	22.50	263.30	263.30	20.88	0.56	1.36	28.96
EFC	EFC Bancorp, Inc.	------	------	8.52	8.52	0.71	8.36	5.58	0.76	8.97	0.29	153.45	0.55	17.90	16.70	149.20	149.20	12.71	0.65	2.42	41.33
FMSB	First Mutual Bancshares, Inc.	------	------	5.92	5.92	1.00	16.85	6.45	0.99	16.76	0.10	923.63	1.14	15.50	15.60	231.70	231.70	13.72	0.36	1.38	19.05

(1) A company excluded from averages is either under acquisition, or is a mutual holding company that has announced a second-step offering.
(2) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.
(3) Or since offering price if converted or first listing price in 2005 or within last 52 weeks. Percent change figures are actual year-to-date, and are not annualized.
(4) Diluted EPS is based on actual last twelve month data after extraordinary items, and not shown on a pro forma basis; core EPS is before extraordinary items.
(5) Excludes intangibles (goodwill, core deposit intangibles, etc.)
(6) ROA (return on assets) and ROE (return on equity) are based on last twelve month common earnings and average common equity and assets balances.
(7) Annualized, based on last regular quarterly cash dividend announcement.
(8) Indicated dividend as a percent of last twelve month earnings per share.

Source: SNL Financial, LC.

EXHIBIT III-3

Peer Group Interest Rate Risk Analyses

Exhibit III-3
Interest Rate Risk Measurements of Peer Group
As of September 30, 2004

	One Year or Less Cumulative Interest Sensitivity Gap As % of Assets	+200 Basis Point Rate Shock	
		Net Portfolio Value	Change in Net Interest Income
Astoria Financial Corp	1.17%	N/A	-1.66%
BankUnited Financial Corp	N/A	N/A	N/A
Downey Financial Corp	7.37%	N/A	N/A
FirstFed Financial Corp	6.39%	N/A	N/A
Golden West Financial Corp	10.8%	N/A	N/A
MAF Bancorp	-1.59%	N/A	N/A
OceanFirst Financial Corp	4.69%	-10.1%	1.4%
PennFed Financial Services	-4.52%	-14.5%	-5.3%
PFF Bancorp	N/A	N/A	N/A
Provident Financial Holdings	N/A	-20.4%	-10.15%
Washington Federal, Inc.	-24.56%	-31.96%	N/A
Washington Mutual, Inc.	N/A	N/A	-0.96%

Note: Institutions use differing assumptions in evaluating interest rate risk. Some do not report such information quarterly unless there are significant differences from prior periods.

Source: Form 10-Ks and Form 10-Qs as of September 30, 2004.

EXHIBIT IV-1

Stock Prices:
As of February 16, 2005

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part One
Prices As of February 16, 2005

					Stock Price Performance						LTM (4)		Per Share Data: Most Recent Quarter		
					52 Week Price		Last	Price Change					Book	Tangible	
Public Company Segment:	# of Comp. (#)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil)	High ($)	Low ($)	Week Price ($)	1 Week (%)	1 Year(3) (%)	YTD (%)	Reported EPS ($)	Core EPS ($)	Value/ Share ($)	Book Value/ Share(5) ($)	Assets/ Share ($)
Market Averages, All Public Companies (1) (No MHC)															
All Public Companies	147	22.72	26,354.6	790.6	25.52	19.00	22.60	0.52	0.62	-1.41	1.26	1.24	14.93	13.52	169.67
NYSE Exchange Traded Companies	15	34.95	159,165.0	5,720.0	38.81	28.38	35.03	0.28	1.50	-2.28	2.58	2.47	19.66	16.84	257.82
AMEX Exchange Traded Companies	7	22.74	4,476.9	95.5	25.78	19.75	23.00	-0.99	9.29	-2.01	1.16	1.49	16.02	15.47	190.97
NASDAQ Listed Companies	125	21.25	11,642.5	238.0	23.92	17.83	21.08	0.63	0.04	-1.28	1.12	1.09	14.30	13.00	157.90
New England Region Companies	10	27.67	19,989.8	341.4	30.53	23.98	27.57	0.35	-2.02	-1.33	1.58	1.49	17.21	15.72	180.71
Mid-Atlantic Region Companies	34	21.78	38,817.3	821.4	25.46	18.11	21.66	0.65	-2.79	-3.79	1.21	1.21	13.49	11.48	159.37
Southeastern Region Companies	20	18.63	14,157.0	277.2	20.63	14.87	18.46	0.80	9.10	-1.73	0.81	0.85	10.81	9.94	135.57
Midwest Region Companies	56	20.79	8,018.4	170.2	23.68	17.98	20.64	0.45	-2.92	-0.28	1.03	1.05	15.57	14.31	161.63
Southwest Region Companies	5	20.13	6,705.1	117.0	22.08	17.74	20.32	-0.92	-0.34	-1.12	1.61	1.20	17.84	15.88	219.42
West Region Companies	22	31.12	72,215.6	3,146.2	33.27	24.75	31.04	0.65	8.50	-0.46	2.10	2.01	17.59	16.41	220.73
Companies Issuing Dividends	134	23.07	27,850.4	840.0	25.85	19.44	22.94	0.56	0.43	-1.29	1.29	1.28	15.23	13.82	168.85
Companies Not Issuing Dividends	13	19.12	10,936.6	281.7	22.17	14.46	19.05	0.12	2.61	-2.66	0.96	0.76	11.83	10.54	178.10
Equity/Assets <6%	13	21.04	17,281.6	458.7	23.95	17.64	20.92	0.57	1.08	-1.61	1.51	1.37	12.88	11.79	255.63
Equity/Assets 6%-12%	99	24.56	25,635.5	906.6	27.43	20.40	24.40	0.65	1.86	-1.13	1.36	1.34	15.41	14.26	165.99
Equity/Assets >12%	35	18.14	31,758.5	585.9	20.73	15.57	18.11	0.13	-3.17	-2.14	0.88	0.91	14.33	12.00	99.49
Assets >$1 Billion	58	26.20	61,552.2	1,904.8	29.07	21.43	26.02	0.80	2.58	-2.88	1.65	1.59	14.98	12.77	185.47
Assets $500 Million to $1 Billion	40	23.24	4,969.1	102.3	25.52	19.29	23.03	0.92	4.09	-1.01	1.32	1.30	15.65	14.40	180.86
Asset $250 Million to $500 Million	24	20.27	2,284.9	41.8	23.23	18.05	20.28	-0.03	-4.79	0.47	1.09	1.07	15.90	14.86	173.93
Assets <$250 Million	25	16.16	2,019.9	25.9	19.50	13.82	16.20	-0.25	-4.19	-0.47	0.43	0.50	12.74	12.54	111.03
Goodwill Companies	105	23.74	31,331.6	874.9	26.58	19.90	23.56	0.75	0.22	-1.79	1.31	1.32	15.49	13.52	177.58
Non-Goodwill Companies	42	20.16	13,912.1	579.8	22.88	16.75	20.18	-0.06	1.62	-0.47	1.14	1.03	13.53	13.53	150.54

(1) A company excluded from averages is either under acquisition, or is a mutual holding company that has announced a second-step offering.
(2) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.
(3) Or since offering price if converted or first listing price in 2005 or within last 52 weeks. Percent change figures are actual year-to-date, and are not annualized.
(4) Diluted EPS is based on actual last twelve month data after extraordinary items, and not shown on a pro forma basis; core EPS is before extraordinary items.
(5) Excludes intangibles (goodwill, core deposit intangibles, etc.)
(6) ROA (return on assets) and ROE (return on equity) are based on last twelve month common earnings and average common equity and assets balances.
(7) Annualized, based on last regular quarterly cash dividend announcement.
(8) Indicated dividend as a percent of last twelve month earnings per share.

Source: SNL Financial, LC.

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part One
Prices As of February 16, 2005

Public Company Segment:	# of Comp. (#)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil)	Stock Price Performance: 52 Week Price High ($)	52 Week Price Low ($)	Last Week Price ($)	Price Change 1 Week (%)	Price Change 1 Year(3) (%)	Price Change YTD (%)	Per Share Data: LTM (4) Reported EPS ($)	LTM (4) Core EPS ($)	Most Recent Quarter Book Value/ Share ($)	Most Recent Quarter Tangible Book Value/ Share(5) ($)	Assets/ Share ($)
Market Averages, All Public Companies (1) (MHC)															
All Public Companies	23	19.08	18,010.4	170.7	21.85	15.66	19.10	0.04	-7.08	-3.84	0.57	0.37	9.22	8.95	74.98
AMEX Exchange Traded Companies	2	19.75	6,130.1	61.7	21.25	14.16	19.32	2.31	3.31	-2.93	0.52	0.47	10.22	10.22	66.03
NASDAQ Listed Companies	21	19.02	19,141.9	181.1	21.91	15.81	19.08	-0.18	-8.97	-3.93	0.58	0.36	9.12	8.81	75.87
New England Region Companies	5	19.32	26,197.5	344.6	21.40	15.12	19.18	0.60	14.14	-3.08	1.39	0.77	9.19	9.60	65.89
Mid-Atlantic Region Companies	10	18.54	12,930.4	92.7	22.10	15.64	18.62	-0.18	-12.22	-4.68	0.69	0.54	8.99	8.42	87.10
Southeastern Region Companies	2	25.23	17,073.1	108.5	29.65	21.27	25.24	0.81	-7.64	-8.47	0.48	0.34	14.88	14.57	57.79
Midwest Region Companies	4	19.77	22,469.6	223.5	21.60	15.91	19.94	-1.23	-9.05	-2.17	-0.24	-0.21	9.83	9.45	77.30
West Region Companies	2	13.67	14,961.8	82.5	14.43	11.04	13.48	1.49	NA	-0.29	NA	NA	6.41	6.26	41.04
Companies Issuing Dividends	18	20.92	19,293.7	198.3	24.17	16.85	21.00	-0.32	-7.08	-4.10	0.57	0.37	9.73	9.28	83.45
Companies Not Issuing Dividends	5	12.45	13,390.5	71.2	13.51	11.39	12.28	1.32	NA	-2.91	NA	NA	6.91	7.07	46.17
Equity/Assets <6%	1	16.99	5,900.0	36.4	21.99	13.15	17.25	-1.51	-22.81	1.43	0.12	0.12	7.41	NA	131.50
Equity/Assets 6%-12%	9	24.37	27,964.7	328.3	28.21	20.13	24.50	-0.57	-5.58	-5.23	0.74	0.39	11.01	10.06	115.48
Equity/Assets >12%	13	15.58	12,050.6	71.9	17.44	12.77	15.51	0.58	-6.03	-3.29	0.42	0.41	8.26	8.21	45.71
Assets >$1 Billion	4	33.34	59,514.4	721.7	38.06	26.97	33.41	-0.26	1.14	-7.16	0.60	0.27	12.64	11.51	103.89
Assets $500 Million to $1 Billion	8	14.48	14,230.5	82.9	16.16	11.99	14.33	1.04	-11.02	-2.69	0.38	0.35	7.54	7.70	60.00
Asset $250 Million to $500 Million	9	18.25	5,238.0	31.6	21.63	15.25	18.49	-1.27	-13.40	-4.19	0.64	0.47	9.34	8.69	83.93
Assets <$250 Million	2	14.60	3,102.1	20.0	15.94	11.25	14.41	1.35	5.84	-1.03	0.39	0.36	8.62	8.62	41.23
Goodwill Companies	11	19.03	21,023.1	222.9	22.70	15.57	19.21	-1.03	-10.57	-4.77	0.76	0.56	9.22	8.55	92.16
Non-Goodwill Companies	12	19.13	15,248.8	122.8	21.08	15.75	19.01	1.01	-3.02	-2.99	0.34	0.12	9.22	9.22	63.08

(1) A company excluded from averages is either under acquisition, or is a mutual holding company that has announced a second-step offering.
(2) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.
(3) Or since offering price if converted or first listing price in 2005 or within last 52 weeks. Percent change figures are actual year-to-date, and are not annualized.
(4) Diluted EPS is based on actual last twelve month data after extraordinary items, and not shown on a pro forma basis; core EPS is before extraordinary items.
(5) Excludes intangibles (goodwill, core deposit intangibles, etc.)
(6) ROA (return on assets) and ROE (return on equity) are based on last twelve month common earnings and average common equity and assets balances.
(7) Annualized, based on last regular quarterly cash dividend announcement.
(8) Indicated dividend as a percent of last twelve month earnings per share.

Source: SNL Financial, LC.

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part One
Prices As of February 16, 2005

Ticker	Company Name	Excluded From Avgs(1)	MHC % Ownership (%)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil.)	Stock Price Performance: 52 Week Price High ($)	52 Week Price Low ($)	Last Week Price ($)	Price Change 1 Week (%)	Price Change 1 Year(3) (%)	YTD (%)	Per Share Data: LTM (4) EPS ($)	LTM (4) Core EPS ($)	Most Recent Quarter Book Value/ Share ($)	Tangible Book Value/ Share (5) ($)	Assets/ Share ($)
NYSE Exchange Companies																	
AF	Astoria Financial Corporation	---	---	37.74	73,536.4	2,775.3	42.10	33.26	37.61	0.35	-9.99	-5.58	3.00	3.11	19.85	17.17	339.39
BBX	BankAtlantic Bancorp, Inc.	---	---	18.92	60,090.3	1,136.9	20.12	14.37	18.19	4.01	8.42	-4.92	1.11	0.85	7.81	6.36	105.82
CFB	Commercial Federal Corporation	---	---	28.00	39,254.1	1,099.1	30.38	24.22	28.35	-1.23	2.00	-5.76	1.87	1.97	20.11	15.65	291.67
DSL	Downey Financial Corp.	---	---	62.24	27,853.8	1,733.6	65.20	46.40	62.50	-0.42	14.98	9.19	3.85	4.22	36.18	36.07	561.73
FED	FirstFed Financial Corp.	---	---	53.70	16,498.8	886.0	55.25	38.16	53.38	0.60	24.19	3.53	3.85	3.85	28.94	28.62	452.78
FBC	Flagstar Bancorp, Inc.	---	---	20.35	61,357.0	1,248.6	28.11	18.00	20.64	-1.41	-14.39	-9.96	2.28	2.28	12.16	12.16	214.21
GDW	Golden West Financial Corporation	---	---	63.50	306,524.7	19,464.3	66.94	48.93	64.95	-2.23	19.19	3.39	4.13	4.10	23.73	23.73	348.71
NDE	IndyMac Bancorp Inc.	---	---	36.74	61,995.5	2,277.7	39.15	29.21	37.09	-0.94	10.30	6.65	2.74	2.72	20.39	19.08	271.34
NYB	New York Community Bancorp, Inc.	---	---	18.10	265,190.6	4,800.0	35.57	17.04	17.76	1.91	-44.35	-12.01	1.33	1.71	12.23	4.40	92.16
NAL	NewAlliance Bancshares, Inc.	---	---	14.66	114,158.7	1,673.6	15.76	12.92	14.53	0.89	NA	-4.18	NA	NA	12.41	8.24	54.89
PFB	PFF Bancorp, Inc.	---	---	41.30	16,978.6	701.2	47.18	33.93	42.35	-2.48	11.92	-10.86	2.62	2.44	20.42	20.35	228.05
PFS	Provident Financial Services, Inc.	---	---	18.32	74,078.8	1,357.1	19.71	15.91	17.76	3.15	-5.47	-5.42	0.80	0.79	15.34	9.36	86.82
SOV	Sovereign Bancorp, Inc.	---	---	23.44	349,800.0	8,199.3	23.80	19.31	23.01	1.87	2.76	3.95	1.36	1.36	14.41	7.53	157.32
WM	Washington Mutual, Inc.	---	---	41.55	868,262.0	36,076.3	45.36	36.80	40.54	2.49	-7.77	-1.73	3.26	2.77	24.45	17.45	354.82
WES	Westcorp	---	---	45.68	51,895.3	2,370.6	47.45	37.25	46.75	-2.29	9.15	-0.54	3.96	NA	26.51	26.50	307.61
AMEX Exchange Companies																	
BHL	Berkshire Hills Bancorp, Inc.	---	---	34.80	5,873.6	204.4	39.20	32.46	36.29	-4.11	-7.32	-6.33	2.01	1.93	22.43	21.19	223.08
CNY	Carver Bancorp, Inc.	---	---	18.91	2,480.4	46.9	25.10	17.85	19.25	-1.77	-22.97	-5.45	1.29	1.48	18.37	18.37	248.49
EFC	EFC Bancorp, Inc.	---	---	26.90	4,744.5	127.6	28.49	23.00	26.34	2.13	2.48	3.26	1.50	1.61	18.03	18.03	211.64
FDT	Federal Trust Corporation	---	---	10.00	7,925.0	79.3	10.75	7.25	10.05	-0.50	34.95	-1.96	0.43	0.42	4.97	4.97	76.05
GOV	Gouverneur Bancorp Inc. (MHC)	---	57.4%	14.50	2,284.2	14.1	16.50	11.50	14.12	2.69	5.84	-2.68	0.39	0.36	8.00	8.00	48.14
SZB	SouthFirst Bancshares, Inc.	---	---	15.30	718.8	11.0	18.75	14.85	15.45	-0.97	-8.66	-0.65	-0.71	NA	14.60	13.83	202.65
TSH	Teche Holding Co.	---	---	37.55	2,242.2	84.2	41.75	34.10	37.75	-0.53	-7.90	-1.83	2.42	2.36	26.82	25.02	299.68
WSB	Washington Savings Bank, F.S.B. (The)	---	---	15.70	7,353.6	115.5	16.45	8.76	15.89	-1.20	74.44	-1.13	1.15	1.15	6.90	6.90	75.23
WFD	Westfield Financial Inc. (MHC)	---	56.2%	25.00	9,976.0	109.2	26.00	16.81	24.53	1.92	0.77	-3.18	0.64	0.58	12.43	12.43	83.92
WRO	Woronoco Bancorp, Inc.	Yes	---	35.25	3,833.7	135.1	40.20	27.75	35.80	-1.54	-4.73	-3.90	0.72	1.44	21.24	20.40	239.63
NASDAQ Listed Companies																	
FIFG	1st Independence Financial Group, Inc.	---	---	18.91	1,223.0	23.1	25.00	17.32	18.81	0.53	-21.21	-0.37	-0.83	-0.68	16.77	16.30	167.20
ABBC	Abington Community Bancorp, Inc. (MHC)	---	55.0%	13.39	15,870.0	95.8	13.70	12.79	13.20	1.44	NA	0.15	NA	NA	7.75	7.75	45.24
AABC	Access Anytime Bancorp, Inc.	---	---	14.49	1,475.7	21.4	15.01	13.00	14.48	0.07	3.95	-3.27	0.75	0.75	13.23	8.68	192.94
ASBI	Ameriana Bancorp	---	---	15.03	3,152.0	47.4	18.00	14.07	14.91	0.80	-1.12	-6.31	0.45	0.45	12.26	12.08	136.02
ABCW	Anchor BanCorp Wisconsin Inc.	---	---	27.70	22,958.8	636.0	29.75	23.94	27.32	1.39	5.32	-4.97	1.92	1.79	13.97	13.08	171.41
ASBP	ASB Financial Corp.	---	---	20.00	1,701.9	34.0	29.24	20.00	20.50	-2.44	-16.91	-9.09	1.18	1.17	10.96	10.96	101.63
ACFC	Atlantic Coast Federal Corporation (MHC)	---	60.0%	13.60	14,547.5	79.1	15.15	11.37	13.25	2.64	NA	-1.23	NA	NA	NA	NA	NA
ALFC	Atlantic Liberty Financial Corp	---	---	22.50	1,693.4	38.1	24.25	16.48	23.45	-4.05	13.75	-4.26	1.23	0.89	16.34	16.34	109.49
BKMU	Bank Mutual Corporation	---	---	12.06	73,485.1	886.2	12.59	9.65	12.13	-0.58	9.54	-0.90	0.38	0.36	9.12	8.31	46.87
BKUNA	BankUnited Financial Corporation	---	---	29.51	30,239.2	892.4	32.95	24.18	28.87	2.23	8.77	-7.64	1.67	1.64	16.39	15.45	294.51
BCSB	BCSB Bankcorp, Inc. (MHC)	---	63.6%	16.99	5,900.0	36.4	21.99	13.15	17.25	-1.51	-22.81	1.43	0.12	0.12	7.41	NA	131.50
BFCF	BFC Financial Corporation	---	---	13.45	21,292.9	286.4	14.18	8.64	13.10	2.67	28.61	6.32	0.53	NA	4.97	0.80	293.67
BRBI	Blue River Bancshares, Inc.	---	---	5.26	3,406.2	17.9	7.00	5.11	5.21	0.96	-15.16	1.54	0.07	0.08	4.77	3.73	62.69
BYFC	Broadway Financial Corporation	---	---	12.23	1,520.3	18.6	14.40	11.01	12.12	0.91	-15.07	-2.08	0.99	1.00	8.91	8.91	180.92
BRKL	Brookline Bancorp, Inc.	---	---	15.52	59,142.6	917.9	16.45	13.75	15.65	-0.86	-0.86	-4.93	0.31	0.29	9.89	9.89	28.66
CFFN	Capitol Federal Financial (MHC)	---	70.5%	36.56	74,073.1	799.9	37.30	29.27	36.48	0.22	0.44	1.56	-1.30	-1.30	11.71	11.71	118.20
CEBK	Central Bancorp, Inc.	---	---	29.00	1,588.6	46.1	38.00	26.00	28.59	1.43	-19.44	0.00	1.25	1.07	24.39	22.99	320.80
GCFC	Central Federal Corporation	---	---	12.11	2,185.1	26.5	18.00	10.95	12.72	-4.79	-15.60	-9.62	-0.82	-0.67	8.93	7.99	78.23

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part One
Prices As of February 16, 2005

Ticker	Company Name	Excluded From Avgs(1)	MHC % Ownership (%)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil.)	Stock Price Performance: 52 Week Price High ($)	52 Week Price Low ($)	Last Week Price ($)	Price Change 1 Week (%)	Price Change 1 Year(3) (%)	Price Change YTD (%)	Per Share Data: LTM (4) EPS ($)	LTM (4) Core EPS ($)	Most Recent Quarter Book Value/ Share ($)	Most Recent Quarter Tangible Book Value/ Share (5) ($)	Assets/ Share ($)
CITZ	CFS Bancorp, Inc.	---	---	14.12	12,385.3	174.9	15.16	12.44	14.13	-0.07	-6.86	-1.05	-2.16	-2.10	10.45	10.33	107.05
CHFN	Charter Financial Corp. (MHC)	---	80.9%	36.85	19,598.8	137.9	44.15	31.17	37.23	-1.02	-7.64	-15.71	0.48	0.34	14.88	14.57	57.79
CHEV	Cheviot Financial Corp. (MHC)	---	55.8%	12.21	9,918.8	53.6	13.75	10.17	12.36	-1.21	-8.68	-3.10	0.14	0.24	7.86	7.86	27.88
CTZN	Citizens First Bancorp, Inc.	---	---	25.08	8,271.3	207.4	26.40	20.53	24.16	3.81	9.04	3.72	1.14	1.10	19.56	17.90	163.07
CFSB	Citizens First Financial Corp.	Yes	---	33.31	1,550.0	51.6	33.49	22.03	33.17	0.42	47.45	2.52	1.87	1.60	23.25	23.25	211.76
CSBC	Citizens South Banking Corporation	---	---	13.70	7,432.0	101.8	14.35	12.40	13.59	0.81	-1.30	-3.99	0.38	0.41	9.74	8.74	68.47
CSBK	Clifton Savings Bancorp, Inc. (MHC)	---	55.0%	11.69	30,530.5	160.6	14.25	10.50	11.46	2.05	NA	-3.83	NA	NA	6.65	6.65	27.26
CFCP	Coastal Financial Corporation	---	---	15.98	17,535.6	280.2	18.44	10.74	16.00	-0.12	38.11	-8.26	0.84	0.87	5.10	5.10	79.07
CCBI	Commercial Capital Bancorp Inc.	---	---	21.45	54,519.6	1,169.4	24.99	14.70	21.22	1.08	12.60	-7.46	1.21	1.20	11.47	4.80	92.18
CFFC	Community Financial Corporation	---	---	23.78	2,080.9	49.5	24.55	18.20	24.35	-2.34	11.17	7.17	1.70	1.70	14.98	14.97	181.94
CIBI	Community Investors Bancorp, Inc.	---	---	13.36	1,070.2	14.3	17.00	13.00	13.72	-2.62	-17.53	-9.42	0.78	0.77	12.38	12.38	110.87
DCOM	Dime Community Bancshares, Inc.	---	---	16.00	37,165.7	594.7	21.51	15.52	15.79	1.33	-24.05	-10.66	1.28	1.27	7.58	6.08	90.86
ESBK	Elmira Savings Bank, FSB	---	---	30.76	1,096.3	33.7	33.35	26.86	30.64	0.39	7.42	-0.77	2.32	2.25	20.32	19.90	291.01
ESBF	ESB Financial Corporation	---	---	13.90	10,677.0	148.4	15.65	10.63	13.61	2.13	-4.47	-3.81	0.94	0.88	9.16	8.46	130.64
FFDF	FFD Financial Corporation	---	---	16.40	1,178.2	19.3	16.75	13.00	16.25	0.92	9.33	2.44	0.59	0.59	14.35	14.35	117.48
FFLC	FFLC Bancorp, Inc.	Yes	---	41.12	5,408.3	222.4	41.54	24.26	40.90	0.54	46.86	17.15	1.83	1.83	15.62	15.62	196.93
FFWC	FFW Corporation	---	---	21.00	1,291.8	27.1	26.12	20.08	21.04	-0.19	-12.35	-2.23	0.44	1.28	18.12	17.37	199.43
FSBI	Fidelity Bancorp, Inc.	---	---	23.50	2,643.2	62.1	25.49	19.75	23.02	2.09	2.58	-6.75	1.60	1.45	15.72	14.64	244.54
FFFL	Fidelity Bankshares, Inc.	---	---	25.98	24,425.1	634.6	28.85	20.41	25.62	1.41	4.85	-8.86	1.01	1.01	10.26	NA	142.12
FFED	Fidelity Federal Bancorp	---	---	1.78	10,999.9	19.6	2.55	1.32	1.82	-2.20	-8.72	-4.30	0.04	0.04	1.48	1.48	18.26
FBEI	First Bancorp of Indiana, Inc.	---	---	20.10	1,608.7	32.3	23.00	19.05	20.10	0.00	-4.74	3.61	0.32	0.32	18.58	17.34	172.83
FBSI	First Bancshares, Inc.	---	---	20.72	1,601.5	33.2	22.15	18.25	20.50	1.07	0.82	1.07	1.77	1.75	17.86	17.58	162.38
FBTC	First BancTrust Corporation	---	---	12.88	2,495.0	32.1	13.75	11.05	12.18	5.76	6.23	8.60	0.51	0.49	11.04	11.04	92.53
FCAP	First Capital, Inc.	---	---	20.40	2,800.0	57.1	24.25	19.55	20.40	0.00	-7.27	-2.85	1.23	NA	14.54	12.43	151.90
FCFL	First Community Bank Corporation of America	---	---	26.40	2,115.4	55.8	30.90	15.50	27.00	-2.22	70.87	-8.97	0.85	0.85	10.94	10.73	106.84
FDEF	First Defiance Financial Corp.	---	---	28.00	6,280.0	175.8	29.99	22.01	28.39	-1.37	2.75	-2.95	1.69	1.74	20.11	17.10	178.57
FFBH	First Federal Bancshares of Arkansas, Inc.	---	---	24.61	5,095.0	125.4	25.00	18.00	23.60	4.28	17.30	9.28	1.45	1.45	14.78	14.78	147.54
FFBI	First Federal Bancshares, Inc.	---	---	26.49	1,316.9	34.9	34.85	20.10	26.49	0.00	-21.07	23.15	1.11	0.81	19.60	18.28	260.22
FFSX	First Federal Bankshares, Inc.	---	---	22.25	3,652.0	81.3	24.02	20.00	22.00	1.14	-5.36	-2.41	1.56	1.20	19.69	14.59	156.47
FFFS	First Federal Financial Services, Inc. (MHC)	---	55.0%	14.69	3,920.1	25.9	15.37	11.00	14.69	0.00	NA	0.62	NA	NA	9.24	9.24	34.31
FFCH	First Financial Holdings, Inc.	---	---	29.09	12,306.6	358.0	34.14	25.75	28.50	2.07	-1.32	-11.15	1.98	1.65	13.61	11.80	199.52
FFHS	First Franklin Corporation	---	---	18.75	1,648.4	30.9	22.00	17.63	18.50	1.35	2.01	-4.82	0.50	0.42	14.67	14.67	166.22
FKFS	First Keystone Financial, Inc.	---	---	22.90	1,930.8	44.2	28.99	21.40	23.02	-0.52	-15.50	-2.97	1.03	0.84	15.36	15.36	294.72
FMSB	First Mutual Bancshares, Inc.	---	---	26.04	5,288.5	137.7	26.80	21.55	25.67	1.44	10.81	1.36	1.68	1.67	11.24	11.24	189.80
FNFG	First Niagara Financial Group, Inc.	---	---	13.52	82,172.0	1,111.0	15.00	11.49	13.36	1.16	-5.22	-3.12	0.65	0.67	11.86	7.44	64.91
FNFI	First Niles Financial, Inc.	---	---	16.96	1,384.6	23.5	20.70	16.50	16.75	1.25	-3.91	-7.27	0.78	0.65	11.85	11.85	71.65
FPTB	First PacTrust Bancorp, Inc.	---	---	26.75	4,644.9	124.3	27.90	19.53	26.65	0.38	18.84	-2.19	1.15	1.14	18.72	18.72	161.14
FPFC	First Place Financial Corp.	---	---	19.74	14,988.8	295.9	23.27	16.44	20.64	-4.38	5.20	-11.86	0.85	1.16	15.20	10.37	159.19
FBNW	FirstBank NW Corp.	---	---	28.16	2,989.3	84.2	30.90	24.50	27.00	4.30	-7.67	-0.88	2.08	2.08	23.89	17.71	257.40
FFIC	Flushing Financial Corporation	---	---	18.06	19,232.2	347.3	21.49	16.35	18.00	0.33	-2.90	-9.97	1.25	1.25	8.35	8.15	106.99
FMCO	FMS Financial Corporation	---	---	20.30	6,502.1	132.0	23.00	15.15	19.99	1.55	9.14	-3.33	1.34	1.27	10.82	10.42	192.23
FKKY	Frankfort First Bancorp, Inc.	Yes	---	23.48	1,264.7	29.7	26.36	20.99	23.60	-0.51	10.29	-6.04	0.67	0.67	13.58	13.58	104.68
FBTX	Franklin Bank Corp.	---	---	16.96	21,895.8	371.4	19.75	14.33	17.46	-2.86	-7.07	-7.07	1.07	1.06	12.82	9.34	158.95
GUPB	GFSB Bancorp, Inc.	Yes	---	22.29	1,146.6	25.6	25.98	19.00	22.29	0.00	-5.02	-3.08	1.11	1.24	16.67	16.67	189.54
PEDE	Great Pee Dee Bancorp, Inc.	---	---	17.40	1,814.8	31.6	18.50	14.99	17.75	-1.97	2.23	15.77	0.72	0.64	14.76	14.23	94.67
GAFC	Greater Atlantic Financial Corp.	---	---	6.15	3,012.4	18.5	7.95	5.70	6.12	0.49	-20.23	-1.60	-0.88	-0.95	5.86	5.43	131.41
ALLB	Greater Delaware Valley Savings Bank (MHC)	---	80.0%	31.50	3,441.4	21.7	41.50	26.45	31.50	0.00	-17.76	-20.34	0.70	0.70	10.42	10.42	110.95
GCBC	Greene County Bancorp Inc. (MHC)	---	56.0%	34.50	2,057.0	31.2	36.00	28.16	35.00	-1.43	1.29	4.67	1.48	NA	15.59	15.59	141.45

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part One
Prices As of February 16, 2005

Ticker	Company Name	Excluded From Avgs(1)	MHC % Ownership (%)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil.)	Stock Price Performance: 52 Week Price High ($)	52 Week Price Low ($)	Last Week Price ($)	Price Change 1 Week (%)	Price Change 1 Year(3) (%)	YTD (%)	Per Share Data: LTM (4) EPS ($)	LTM (4) Core EPS ($)	Most Recent Quarter Book Value/ Share ($)	Tangible Book Value/ Share (5) ($)	Assets/ Share ($)
GSLA	GS Financial Corp.	---	---	19.10	1,291.2	24.7	20.00	17.73	19.40	-1.55	-3.29	6.11	0.51	0.63	22.40	22.40	160.50
HARB	Harbor Florida Bancshares, Inc.	---	---	34.46	23,808.9	820.5	36.42	26.02	34.06	1.17	20.91	-0.43	1.82	1.78	12.39	12.24	117.85
HARL	Harleysville Savings Financial Corporation	---	---	34.14	2,303.8	78.7	34.99	25.75	34.62	-1.39	10.06	13.42	2.10	2.04	19.62	19.62	315.53
HWFG	Harrington West Financial Group, Inc.	---	---	18.30	5,278.9	96.6	19.70	15.40	18.32	-0.11	16.87	-2.92	1.46	NA	9.98	NA	204.93
HFFC	HF Financial Corp.	---	---	20.00	3,555.4	71.1	20.77	14.05	18.75	6.67	11.73	9.59	1.58	1.58	15.28	13.89	238.66
HIFS	Hingham Institution for Savings	---	---	44.50	2,082.3	92.7	44.50	39.00	44.50	0.00	6.87	1.37	2.77	2.75	21.29	21.29	262.69
HMNF	HMN Financial, Inc.	---	---	32.40	4,419.9	143.2	33.50	24.51	32.40	0.00	16.63	-1.79	2.31	2.40	18.95	18.01	217.30
HCFC	Home City Financial Corporation	---	---	15.88	824.3	13.1	18.25	14.55	15.20	4.47	-6.53	3.11	0.84	0.84	15.45	15.11	189.50
HOME	Home Federal Bancorp, Inc. (MHC)	---	59.0%	12.99	15,208.8	80.9	13.24	11.60	12.65	2.69	NA	3.51	NA	NA	6.59	6.59	40.67
HWEN	Home Financial Bancorp	---	---	5.96	1,356.1	8.1	7.45	4.79	6.00	-0.67	-2.30	7.97	0.30	0.40	5.24	5.24	50.17
HLFC	Home Loan Financial Corporation	---	---	21.49	1,688.9	36.3	21.87	18.53	20.75	3.57	8.58	6.12	1.04	0.99	13.51	13.51	94.92
HFBC	HopFed Bancorp, Inc.	---	---	17.15	3,638.0	62.4	18.50	16.03	17.28	-0.75	-6.08	0.23	1.09	1.04	13.57	12.07	159.39
HRZB	Horizon Financial Corp.	---	---	21.07	10,121.1	213.3	22.56	16.73	19.86	6.07	13.50	2.36	1.25	1.19	10.69	10.61	92.13
HCBK	Hudson City Bancorp, Inc. (MHC)	Yes	65.8%	35.19	186,146.0	2,237.0	41.00	31.40	35.05	0.40	-10.07	-4.43	1.29	1.25	7.85	7.85	112.72
ICBC	Independence Community Bank Corp.	---	---	39.91	84,928.7	3,389.5	43.38	34.83	39.66	0.63	-0.72	-6.27	2.84	2.92	27.13	12.59	209.06
IFSB	Independence Federal Savings Bank	---	---	10.37	1,552.4	16.1	25.42	8.53	10.25	1.17	-56.79	-5.64	-2.82	-2.48	11.02	11.02	118.65
JXSB	Jacksonville Bancorp, Inc. (MHC)	---	52.8%	15.61	1,966.3	14.5	19.99	13.20	16.25	-3.94	-18.91	-7.74	0.44	0.43	10.52	8.99	128.80
JFBI	Jefferson Bancshares, Inc.	---	---	13.03	7,821.9	101.9	14.33	11.30	13.10	-0.53	-8.49	-0.90	0.50	0.50	11.27	11.27	38.73
KFED	K-Fed Bancorp (MHC)	---	60.2%	14.35	14,714.8	84.0	15.62	10.47	14.31	0.28	NA	-4.08	NA	NA	6.23	5.92	41.40
KNBT	KNBT Bancorp, Inc.	---	---	16.17	30,601.0	494.8	17.99	14.17	15.97	1.25	-5.33	-4.32	0.60	0.59	13.33	11.78	85.33
LARL	Laurel Capital Group, Inc.	---	---	23.57	1,940.0	45.7	26.20	19.39	23.00	2.48	1.38	9.42	0.92	0.91	14.28	12.48	159.04
LNCB	Lincoln Bancorp	---	---	19.30	5,366.6	103.6	21.52	16.12	18.92	2.00	-5.85	0.06	0.81	0.86	18.96	NA	151.14
LSBX	LSB Corporation	---	---	18.52	4,339.0	80.4	21.89	15.00	18.85	-1.75	3.75	0.00	1.05	0.69	13.33	13.33	119.48
LSBI	LSB Financial Corp.	---	---	26.40	1,434.7	37.9	27.90	20.95	25.60	3.12	4.60	1.54	1.92	1.92	20.89	20.89	248.35
MAFB	MAF Bancorp, Inc.	---	---	43.91	33,273.2	1,461.0	47.25	39.27	43.34	1.32	1.39	-2.03	3.01	3.00	29.28	19.72	290.99
MASB	MASSBANK Corp.	---	---	37.57	4,381.7	164.6	42.01	32.05	37.05	1.40	-6.05	0.32	1.64	1.44	25.11	24.86	222.84
MTXC	Matrix Bancorp, Inc.	---	---	12.57	6,620.6	83.2	13.91	9.53	12.53	0.28	12.61	0.45	3.30	NA	13.94	13.94	285.03
MFLR	Mayflower Co-operative Bank	---	---	17.55	2,051.2	36.0	20.20	14.67	17.60	-0.28	-8.40	-0.57	0.88	0.76	8.93	8.89	111.57
CASH	Meta Financial Group, Inc.	---	---	23.44	2,492.9	58.4	26.00	20.26	23.98	-2.25	1.91	1.03	1.37	1.09	18.58	17.22	324.20
MFBC	MFB Corp.	---	---	29.00	1,332.0	38.6	35.00	26.62	28.75	0.87	-9.38	-3.34	0.77	1.47	27.35	23.66	396.72
MCBF	Monarch Community Bancorp, Inc.	---	---	13.11	2,709.7	35.5	16.00	12.52	13.33	-1.65	-17.75	0.85	-0.01	NA	15.39	11.68	103.55
MFSF	MutualFirst Financial, Inc.	---	---	24.91	4,708.3	117.3	25.45	20.94	24.45	1.88	-1.93	2.30	1.16	1.54	18.66	18.47	178.31
NASB	NASB Financial, Inc.	---	---	44.79	8,455.4	378.7	47.88	34.27	40.00	11.98	4.41	12.09	3.11	3.05	16.31	15.94	167.69
NVSL	Naugatuck Valley Financial Corp. (MHC)	---	55.0%	11.40	7,604.4	39.0	11.85	10.26	11.50	-0.87	NA	5.95	NA	NA	6.78	6.75	34.91
NTBK	NetBank, Inc.	---	---	9.27	46,528.0	431.3	12.76	8.99	9.43	-1.70	-23.39	-10.95	0.09	0.03	8.90	7.20	99.36
NHTB	New Hampshire Thrift Bancshares, Inc.	---	---	34.32	2,083.6	71.5	35.00	27.61	33.88	1.30	7.25	4.00	2.40	2.57	21.04	15.21	285.76
NMIL	NewMil Bancorp, Inc.	---	---	30.28	4,197.0	127.1	32.33	26.36	28.71	5.47	6.06	-2.95	1.95	1.95	13.25	11.29	177.39
FFFD	North Central Bancshares, Inc.	---	---	41.46	1,530.5	63.5	41.81	35.26	41.38	0.19	12.05	-0.07	3.34	3.34	27.14	23.89	302.41
NEIB	Northeast Indiana Bancorp, Inc.	---	---	21.85	1,420.8	31.0	23.20	20.00	21.39	2.15	4.55	8.71	0.67	0.99	18.33	18.33	160.90
NEPF	Northeast Pennsylvania Financial Corp.	Yes	---	22.98	3,975.8	91.4	22.98	15.16	22.75	1.01	29.32	1.59	0.91	NA	14.62	12.07	209.67
NWSB	Northwest Bancorp, Inc. (MHC)	---	58.3%	22.16	50,485.7	466.2	26.32	19.85	22.31	-0.67	-15.74	-11.68	1.10	1.08	11.17	8.08	125.41
OSHC	Ocean Shore Holding Company (MHC)	---	54.3%	11.20	8,762.7	44.8	13.05	10.51	11.08	1.07	NA	-7.44	NA	NA	6.86	6.86	60.34
OCFC	OceanFirst Financial Corp.	---	---	23.72	13,024.2	308.9	25.99	21.30	23.50	0.94	-5.08	-3.77	1.42	1.41	10.59	10.49	146.96
ONFC	Oneida Financial Corp. (MHC)	---	57.3%	13.06	7,524.5	42.0	17.65	8.74	13.32	-1.96	-20.46	-5.02	0.43	0.51	7.00	5.23	56.17
PPBI	Pacific Premier Bancorp, Inc.	---	---	12.28	5,258.7	64.6	15.25	9.80	12.46	-1.44	-10.23	-7.39	1.02	0.81	7.08	7.08	87.34
PBCI	Pamrapo Bancorp, Inc.	---	---	23.27	4,974.9	115.8	29.60	19.45	23.25	0.09	-18.00	-5.90	1.59	1.59	11.08	11.08	128.63
PFED	Park Bancorp, Inc.	---	---	31.00	1,072.0	33.2	35.05	29.15	31.46	-1.46	-1.71	0.97	2.67	NA	29.31	29.31	250.20
PVSA	Parkvale Financial Corporation	---	---	30.52	5,589.2	170.6	33.20	25.21	30.00	1.73	0.53	6.01	1.81	1.74	19.32	13.34	342.54

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part One
Prices As of February 16, 2005

Ticker	Company Name	Excluded From Avgs(1)	MHC % Ownership (%)	Price/ Share ($)	Shares Outstanding (000)	Market Value (2) ($Mil.)	52 Week Price High ($)	52 Week Price Low ($)	Last Week Price ($)	Price Change 1 Week (%)	Price Change 1 Year(3) (%)	Price Change YTD (%)	LTM (4) EPS ($)	LTM (4) Core EPS ($)	Most Recent Quarter Book Value/ Share ($)	Most Recent Quarter Tangible Book Value/ Share (5) ($)	Assets/ Share ($)
PRTR	Partners Trust Financial Group, Inc.	---	---	10.90	49,646.0	541.1	21.27	9.35	10.80	0.93	-47.72	-6.44	0.33	0.47	10.87	6.33	73.55
PBHC	Pathfinder Bancorp, Inc. (MHC)	---	64.7%	16.40	2,448.1	14.2	20.06	14.77	16.99	-3.47	-15.90	-2.09	0.62	0.47	9.02	7.16	124.53
PFSB	PennFed Financial Services, Inc.	---	---	15.95	13,649.0	217.7	18.48	13.90	15.61	2.15	-6.86	-0.84	0.96	0.97	9.04	9.00	145.13
PFDC	Peoples Bancorp	---	---	21.15	3,365.4	71.2	28.00	20.82	21.76	-2.80	-15.97	-0.59	1.34	1.43	19.40	18.58	146.16
PBCT	People's Bank (MHC)	---	58.2%	37.80	93,900.0	1,482.7	44.48	27.58	37.63	0.45	27.50	-2.80	2.13	0.96	12.78	11.68	114.16
PCBI	Peoples Community Bancorp, Inc.	---	---	22.95	3,899.1	89.5	24.50	19.83	23.18	-0.99	4.32	-2.89	0.87	0.74	19.51	17.95	223.90
PSFC	Peoples-Sidney Financial Corporation	---	---	14.47	1,432.6	20.7	18.50	14.09	14.90	-2.88	-14.63	0.77	0.71	0.71	12.27	12.27	94.51
PBNC	PFS Bancorp, Inc.	---	---	17.72	1,473.7	26.1	24.26	14.77	17.77	-0.28	-12.28	0.34	0.64	0.64	13.93	13.91	88.03
PFSL	Pocahontas Bancorp, Inc.	---	---	16.24	4,641.7	75.4	18.11	14.60	15.06	7.84	-1.16	5.39	0.69	0.61	11.48	8.27	158.28
PBCP	Provident Bancorp, Inc.	---	---	12.81	45,910.9	588.1	13.80	9.77	12.64	1.34	11.29	-2.88	0.32	0.31	9.29	5.53	55.62
PROV	Provident Financial Holdings, Inc.	---	---	28.08	7,011.9	196.9	29.58	22.30	27.69	1.41	20.98	-2.53	2.48	2.44	16.60	16.59	216.17
PSBH	PSB Holdings, Inc. (MHC)	---	53.7%	11.30	6,943.1	36.3	12.25	10.25	11.00	2.73	NA	-5.83	NA	NA	7.53	7.53	46.77
PULB	Pulaski Financial Corp.	---	---	20.95	5,538.5	116.0	21.35	14.40	20.65	1.46	8.16	2.20	1.10	1.05	7.80	7.71	124.93
PVFC	PVF Capital Corp.	---	---	13.60	7,033.7	95.7	16.34	11.65	13.67	-0.51	-1.45	-1.45	0.74	0.74	9.21	9.21	114.09
RPFG	Rainier Pacific Financial Group, Inc.	---	---	17.63	7,672.3	135.3	18.35	15.22	17.57	0.34	9.64	-1.51	0.48	0.53	13.96	13.93	106.20
RIVR	River Valley Bancorp	---	---	21.50	1,607.4	34.6	27.69	20.06	21.50	0.00	-21.79	-4.44	1.45	1.44	13.90	13.88	170.63
RVSB	Riverview Bancorp, Inc.	---	---	21.49	4,804.5	103.2	22.50	19.26	21.40	0.42	1.13	-4.49	1.33	1.40	14.26	12.11	112.75
ROME	Rome Bancorp, Inc. (MHC)	Yes	61.5%	27.00	4,231.0	44.0	36.00	25.15	29.00	-6.90	-20.35	-6.90	0.57	0.54	8.57	8.57	63.38
SVBI	Severn Bancorp, Inc.	---	---	21.12	8,318.2	175.7	24.39	13.03	21.23	-0.52	38.04	-12.37	1.48	1.48	6.88	6.84	82.82
SIFI	SI Financial Group Inc. (MHC)	---	60.0%	11.08	12,563.8	55.7	12.40	10.70	11.22	-1.25	NA	-9.55	NA	NA	6.43	NA	49.71
SFFS	Sound Federal Bancorp, Inc.	---	---	15.11	12,607.8	190.5	16.25	12.51	14.98	0.87	-1.63	-7.02	0.48	0.49	10.40	9.29	78.09
SSFC	South Street Financial Corp.	---	---	9.68	3,059.1	29.6	10.80	9.05	9.84	-1.63	-5.84	-4.16	0.29	0.29	8.46	8.46	70.35
STSA	Sterling Financial Corporation	---	---	38.53	22,936.2	883.7	41.25	28.57	38.25	0.73	14.24	-1.86	2.43	2.44	20.48	14.72	302.67
STBI	Sturgis Bancorp, Inc.	---	---	14.04	2,722.9	38.2	15.00	12.26	14.02	0.14	-1.13	-4.16	0.68	0.69	10.50	8.58	114.80
SYNF	Synergy Financial Group, Inc.	---	---	12.85	12,452.0	160.0	13.69	9.00	12.75	0.78	20.54	-4.39	0.37	0.37	8.36	8.30	69.12
THRD	TF Financial Corporation	---	---	31.51	2,944.0	92.8	33.36	26.30	31.70	-0.60	0.03	-1.53	2.33	2.33	20.80	19.26	213.63
TONE	TierOne Corporation	---	---	24.83	18,287.8	454.1	25.95	19.77	24.85	-0.08	6.66	-0.08	1.39	1.32	15.15	12.19	166.64
TSBK	Timberland Bancorp, Inc.	---	---	23.75	3,896.5	92.5	25.00	21.00	23.60	0.64	2.33	3.94	1.51	1.52	19.03	17.04	137.12
TRST	TrustCo Bank Corp NY	---	---	12.28	74,540.0	915.4	14.19	11.75	12.15	1.07	-9.51	-10.95	0.75	0.63	3.03	3.02	38.42
UCBC	Union Community Bancorp	---	---	18.00	1,928.0	34.7	19.14	17.15	18.56	-3.02	0.33	-1.91	0.95	0.95	17.34	15.93	133.23
UCFC	United Community Financial Corp.	---	---	11.33	31,202.0	353.5	13.99	10.00	11.05	2.53	-5.43	1.16	0.60	0.60	8.09	6.92	73.33
UPFC	United PanAm Financial Corp.	---	---	20.51	16,164.4	331.5	21.00	14.20	19.76	3.80	17.54	7.61	1.07	1.04	6.82	6.82	103.22
UTBI	United Tennessee Bankshares, Inc.	---	---	19.65	1,197.0	23.5	20.71	16.50	19.45	1.03	6.22	-4.15	1.68	1.62	14.92	14.30	102.56
WFSL	Washington Federal, Inc.	---	---	23.73	86,628.1	2,055.7	25.25	20.12	23.85	-0.50	-0.52	-1.65	1.54	1.55	13.12	12.44	87.11
WAYN	Wayne Savings Bancshares, Inc.	---	---	16.26	3,655.1	59.4	21.00	14.82	16.30	-0.25	1.62	1.62	0.58	0.57	11.26	10.62	107.04
WEFC	Wells Financial Corp.	---	---	30.99	1,162.7	36.0	34.46	22.16	30.81	0.58	-8.72	-4.65	1.70	1.71	24.88	24.88	199.94
WGBC	Willow Grove Bancorp, Inc.	---	---	17.19	9,722.1	167.1	19.55	14.85	17.35	-0.92	-4.76	-9.14	0.71	0.70	11.24	11.14	105.33
WSFS	WSFS Financial Corporation	---	---	58.36	7,086.0	413.5	62.75	45.03	57.75	1.06	16.21	-2.73	3.41	3.37	27.70	27.55	353.27
WVFC	WVS Financial Corp.	---	---	17.07	2,445.1	41.7	19.75	16.00	17.00	0.42	-11.64	-2.11	1.04	0.95	11.97	11.97	172.95

Source: SNL Financial, LC.

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part Two
Prices As of February 16, 2005

Public Company Segment:	# of Comp. (#)	Equity/ Assets (%)	Tangible Equity/ Assets (%)	Reported Earnings(6) ROA (%)	Reported Earnings(6) ROE (%)	Reported Earnings(6) ROI (%)	Core Earnings ROA (%)	Core Earnings ROE (%)	Asset Quality Ratios NPAs/ Assets (%)	Asset Quality Ratios Reserves/ NPAs (%)	Asset Quality Ratios Reserves/ Loans (%)	Pricing Ratios Price/ Earnings (x)	Pricing Ratios Price/Core Earnings (x)	Pricing Ratios Price/ Book (%)	Pricing Ratios Price/ Tg. Book (%)	Pricing Ratios Price/ Assets (%)	Dividend Data Dividend/ Share(7) ($)	Dividend Data Div. Yield (%)	Dividend Data Payout Ratio(8) (%)
Market Averages, All Public Companies (1) (No MHC)																			
All Public Companies	147	10.00	9.11	0.80	8.73	4.90	0.80	8.53	0.52	219.09	0.96	20.00	20.91	157.21	175.89	15.04	0.47	2.11	50.07
NYSE Exchange Traded Companies	15	9.34	6.99	1.02	12.99	7.10	1.04	12.83	0.31	231.96	0.87	14.74	15.26	175.81	228.76	15.32	0.66	2.16	28.49
AMEX Exchange Traded Companies	6	8.11	7.88	0.56	6.60	4.05	0.77	9.16	0.59	143.34	0.86	17.74	17.42	142.23	146.38	11.53	0.50	2.12	28.50
NASDAQ Listed Companies	126	10.17	9.42	0.78	8.32	4.69	0.78	8.00	0.53	221.72	0.98	20.74	21.70	155.71	171.24	15.17	0.45	2.11	53.48
New England Region Companies	10	12.82	11.78	0.82	8.40	5.20	0.82	8.16	0.05	450.46	1.09	21.88	24.43	163.47	181.54	19.96	0.61	2.19	63.04
Mid-Atlantic Region Companies	34	9.77	8.09	0.88	9.82	4.81	0.88	9.80	0.23	318.52	1.02	19.05	19.34	170.49	205.93	15.81	0.48	2.23	39.59
Southeastern Region Companies	20	9.72	9.29	0.74	8.02	3.29	0.79	7.95	0.57	209.98	0.87	21.74	22.88	179.75	183.23	15.96	0.32	1.70	40.07
Midwest Region Companies	56	10.29	9.61	0.64	6.44	4.38	0.65	6.62	0.91	127.83	0.89	22.06	22.45	135.09	147.84	13.66	0.51	2.44	67.53
Southwest Region Companies	5	8.55	7.60	0.74	11.22	9.37	0.63	6.90	0.57	90.20	0.66	13.45	20.40	111.44	134.00	9.40	0.26	0.89	56.78
West Region Companies	22	8.94	8.32	1.13	13.11	6.65	1.11	12.46	0.19	375.14	1.14	15.90	16.58	180.07	204.60	15.56	0.50	1.73	27.13
Companies Issuing Dividends	134	10.28	9.38	0.82	8.85	5.11	0.84	8.81	0.53	227.72	0.95	20.17	20.45	157.30	176.07	15.40	0.52	2.32	54.80
Companies Not Issuing Dividends	13	7.16	6.51	0.52	7.53	2.75	0.44	5.53	0.45	128.44	1.10	17.57	26.44	156.24	174.15	11.34	0.00	0.00	0.00
Equity/Assets <6%	13	5.15	4.75	0.65	12.19	6.62	0.59	9.65	0.22	377.17	0.84	15.02	16.59	167.43	169.03	8.32	0.40	1.65	24.37
Equity/Assets 6%-12%	99	8.69	8.12	0.79	9.30	4.82	0.78	9.27	0.57	186.49	0.98	19.10	19.95	165.93	180.00	14.15	0.49	2.07	39.45
Equity/Assets >12%	35	15.52	13.78	0.87	5.83	4.46	0.92	6.14	0.47	260.69	0.94	24.38	24.70	128.76	165.68	20.05	0.45	2.42	90.12
Assets >$1 Billion	58	9.74	8.19	0.96	11.58	5.92	0.97	10.97	0.32	295.49	1.05	17.93	18.48	181.52	217.40	16.55	0.47	1.92	36.69
Assets $500 Million to $1 Billion	40	9.31	8.66	0.87	9.36	5.55	0.85	9.14	0.39	230.77	0.95	19.83	20.15	157.44	170.19	14.38	0.51	2.13	39.40
Asset $250 Million to $500 Million	22	9.94	9.35	0.66	6.62	4.49	0.65	6.50	0.78	141.02	0.88	21.82	23.28	129.42	139.84	12.51	0.49	2.28	51.58
Assets <$250 Million	27	11.65	11.43	0.45	3.41	2.08	0.50	4.00	0.91	124.99	0.86	24.30	25.75	127.28	132.03	14.82	0.41	2.38	99.89
Goodwill Companies	105	9.76	8.74	0.83	9.33	5.19	0.84	9.13	0.45	239.81	0.99	19.45	20.24	161.68	182.97	15.08	0.48	2.08	47.63
Non-Goodwill Companies	42	10.49	10.49	0.82	9.18	5.18	0.78	8.54	0.69	167.48	0.90	20.09	21.83	154.42	154.42	15.41	0.42	2.10	49.97

(1) A company excluded from averages is either under acquisition, or is a mutual holding company that has announced a second-step offering.
(2) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.
(3) Or since offering price if converted or first listing price in 2005 or within last 52 weeks. Percent change figures are actual year-to-date, and are not annualized.
(4) Diluted EPS is based on actual last twelve month data after extraordinary items, and not shown on a pro forma basis; core EPS is before extraordinary items.
(5) Excludes intangibles (goodwill, core deposit intangibles, etc.)
(6) ROA (return on assets) and ROE (return on equity) are based on last twelve month common earnings and average common equity and assets balances.
(7) Annualized, based on last regular quarterly cash dividend announcement.
(8) Indicated dividend as a percent of last twelve month earnings per share.

Source: SNL Financial, LC.

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part Two
Prices As of February 16, 2005

Public Company Segment:	# of Comp. (#)	Equity/ Assets (%)	Tangible Equity/ Assets (%)	Reported Earnings(6) ROA (%)	Reported Earnings(6) ROE (%)	Reported Earnings(6) ROI (%)	Core Earnings ROA (%)	Core Earnings ROE (%)	Asset Quality Ratios NPAs/ Assets (%)	Asset Quality Ratios Reserves/ NPAs (%)	Asset Quality Ratios Reserves/ Loans (%)	Pricing Ratios Price/ Earnings (x)	Pricing Ratios Price/Core Earnings (x)	Pricing Ratios Price/ Book (%)	Pricing Ratios Price/ Tg. Book (%)	Pricing Ratios Price/ Assets (%)	Dividend Data Dividend/ Share(7) ($)	Dividend Data Div. Yield (%)	Dividend Data Payout Ratio(8) (%)
Market Averages, All Public Companies (1) (MHCs)																			
All Public Companies	23	14.62	14.64	0.56	4.95	0.02	0.53	4.75	0.37	219.30	0.80	30.56	53.45	202.27	215.38	29.23	0.41	1.79	150.83
AMEX Exchange Traded Companies	2	15.72	15.72	0.83	5.05	0.03	0.77	4.65	0.35	203.43	1.15	38.15	41.35	191.20	191.20	29.96	0.33	1.70	60.68
NASDAQ Listed Companies	21	14.51	14.53	0.53	4.94	0.02	0.50	4.77	0.38	221.17	0.77	28.39	56.14	203.38	218.06	29.15	0.42	1.79	168.87
New England Region Companies	5	14.89	15.13	0.76	6.75	0.04	0.67	6.09	0.23	260.17	0.96	28.45	41.15	197.48	211.43	28.40	0.38	1.57	54.58
Mid-Atlantic Region Companies	10	12.42	12.45	0.64	6.23	0.03	0.62	6.22	0.41	234.52	0.73	30.43	51.80	201.27	218.83	24.10	0.35	1.79	112.96
Southeastern Region Companies	4	16.56	16.13	0.89	3.59	0.01	0.63	2.54	0.60	102.22	1.39	NA	108.40	247.70	252.80	63.76	0.50	1.36	656.25
Midwest Region Companies	2	18.30	18.02	-0.10	-1.29	0.00	0.02	-0.84	0.41	131.59	0.59	35.50	43.25	193.73	200.03	32.41	0.71	2.82	126.95
West Region Companies	2	15.63	15.31	0.64	5.05	NA	0.66	5.19	0.11	390.51	0.56	NA	NA	213.65	219.70	33.30	0.10	0.70	NA
Companies Issuing Dividends	18	15.07	15.05	0.60	4.92	0.02	0.52	4.11	0.43	180.74	0.86	30.56	53.45	208.03	222.02	30.03	0.52	2.28	150.83
Companies Not Issuing Dividends	5	13.00	12.90	0.40	5.08	NA	0.59	7.97	0.19	363.92	0.59	NA	NA	176.35	177.70	25.60	0.00	0.00	0.00
Equity/Assets <6%	1	5.64	NA	0.10	1.72	0.01	0.10	1.70	0.19	184.31	0.68	NM	144.60	229.20	NA	12.92	0.50	2.94	416.67
Equity/Assets 6%-12%	9	9.39	8.71	0.56	6.35	0.03	0.36	4.84	0.60	131.65	0.83	28.05	35.30	227.94	250.20	22.29	0.62	2.09	56.55
Equity/Assets >12%	13	18.92	19.09	0.61	4.15	0.02	0.70	5.00	0.21	292.93	0.79	35.57	53.38	184.41	192.16	34.75	0.26	1.49	210.80
Assets >$1 Billion	4	13.94	13.04	0.64	5.30	0.02	0.31	2.57	0.39	120.44	0.92	19.00	56.13	263.53	291.23	36.37	1.16	3.36	250.84
Assets $500 Million to $1 Billion	9	13.88	15.03	0.47	4.26	0.02	0.55	5.45	0.17	313.46	0.64	39.10	93.75	192.71	192.05	27.83	0.14	0.85	235.68
Asset $250 Million to $500 Million	8	14.00	13.32	0.57	5.45	0.03	0.61	5.43	0.62	195.57	0.96	32.14	38.46	189.25	206.26	25.24	0.37	2.04	86.58
Assets <$250 Million	2	21.78	21.78	0.87	4.86	0.03	0.81	4.53	0.28	217.64	0.65	37.20	39.80	170.10	170.10	36.47	0.27	1.85	66.67
Goodwill Companies	11	12.58	12.23	0.62	5.81	0.03	0.57	5.44	0.47	187.37	0.93	27.76	56.81	205.25	235.03	27.01	0.42	1.90	184.59
Non-Goodwill Companies	12	16.84	16.84	0.48	3.77	0.02	0.46	3.67	0.27	263.21	0.65	36.15	44.50	199.29	199.29	31.45	0.40	1.66	83.32

(1) A company excluded from averages is either under acquisition, or is a mutual holding company that has announced a second-step offering.
(2) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.
(3) Or since offering price if converted or first listing price in 2005 or within last 52 weeks. Percent change figures are actual year-to-date, and are not annualized.
(4) *Diluted EPS is based on actual last twelve month data after extraordinary items, and not shown on a pro forma basis; core EPS is before extraordinary items.*
(5) Excludes intangibles (goodwill, core deposit intangibles, etc.)
(6) ROA (return on assets) and ROE (return on equity) are based on last twelve month common earnings and average common equity and assets balances.
(7) Annualized, based on last regular quarterly cash dividend announcement.
(8) Indicated dividend as a percent of last twelve month earnings per share.

Source: SNL Financial, LC.

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part Two
Prices As of February 16, 2005

Ticker	Company Name	Excluded From Avgs.	MHC % Ownership (%)	Equity/ Assets (%)	Tangible Equity/ Assets (%)	Reported Earnings ROA (%)	Reported Earnings ROE (%)	Reported Earnings ROI (%)	Core Earnings ROA (%)	Core Earnings ROE (%)	Asset Quality Ratios NPAs/ Assets (%)	Asset Quality Ratios Reserves/ NPAs (%)	Asset Quality Ratios Reserves/ Loans (%)	Pricing Ratios Price/ Earnings (x)	Pricing Ratios Price/Core Earnings (x)	Pricing Ratios Price/ Book (%)	Pricing Ratios Price/ Tg. Book (%)	Pricing Ratios Price/ Assets (%)	Dividend Data Dividend/ Share ($)	Dividend Data Div. Yield (%)	Dividend Data Payout Ratio (%)
NYSE Exchange Companies																					
AF	Astoria Financial Corporation	—	—	5.85	5.10	0.97	15.81	7.95	1.00	16.37	NA	NA	0.62	12.60	12.20	190.10	219.80	11.12	1.20	3.18	35.00
BBX	BankAtlantic Bancorp, Inc.	—	—	7.38	6.10	1.34	15.91	5.87	1.01	12.02	NA	NA	0.99	17.10	22.30	242.30	297.30	17.88	0.14	0.74	12.25
CFB	Commercial Federal Corporation	—	—	6.89	5.45	0.65	10.09	6.66	0.68	10.63	0.69	114.52	1.11	15.00	14.20	139.20	178.90	9.60	0.54	1.93	28.34
DSL	Downey Financial Corp.	—	—	6.44	6.42	0.77	11.37	6.19	0.85	12.47	0.22	101.54	0.24	16.20	14.70	172.00	172.60	11.08	0.40	0.64	10.39
FED	FirstFed Financial Corp.	—	—	6.39	6.33	1.12	14.54	7.17	1.12	14.54	0.07	NM	1.14	14.00	14.00	185.60	187.70	11.86	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc.	—	—	5.67	5.67	1.20	20.79	11.20	1.20	20.79	NA	NA	0.31	8.90	8.90	167.40	167.40	9.50	1.00	4.91	43.86
GDW	Golden West Financial Corporation	—	—	6.81	6.81	1.37	19.45	6.50	1.36	19.32	NA	NA	0.29	15.40	15.50	267.60	267.60	18.21	0.24	0.38	5.33
NDE	IndyMac Bancorp Inc.	—	—	7.51	7.06	1.01	14.80	7.46	1.00	14.67	0.73	43.04	0.47	13.40	13.50	180.20	192.60	13.54	1.44	3.92	48.18
NYB	New York Community Bancorp, Inc.	—	—	13.27	5.22	1.42	11.24	7.35	1.82	14.42	0.12	271.84	0.58	13.60	10.60	148.00	411.00	19.64	1.00	5.52	75.19
NAL	NewAlliance Bancshares, Inc.	—	—	22.81	16.26	0.07	0.36	NA	0.75	3.62	0.16	353.40	1.15	NA	NA	118.10	177.80	26.71	0.20	1.36	NA
PFB	PFF Bancorp, Inc.	—	—	8.95	8.92	1.19	13.62	6.34	1.11	12.71	0.38	221.32	0.96	15.80	16.90	202.30	203.00	18.11	0.90	2.18	31.49
PFS	Provident Financial Services, Inc.	—	—	17.67	NA	0.93	5.06	4.37	0.91	4.97	0.10	518.04	0.91	22.90	23.30	119.40	NA	21.10	0.28	1.53	31.25
SOV	Sovereign Bancorp, Inc.	—	—	9.16	5.00	0.90	10.74	5.80	0.94	11.23	NA	NA	1.12	17.20	17.30	162.70	311.30	14.90	0.12	0.51	8.82
WM	Washington Mutual, Inc.	—	—	6.89	4.92	1.01	14.02	7.85	0.86	11.92	NA	NA	0.52	12.80	15.00	169.90	243.20	11.71	1.84	4.43	54.60
WES	Westcorp	—	—	8.62	8.61	1.38	16.98	8.67	NA	NA	NA	NA	2.60	11.50	NA	172.30	172.40	14.85	0.56	1.23	14.14
AMEX Exchange Companies																					
BHL	Berkshire Hills Bancorp, Inc.	—	—	10.06	9.55	0.89	9.06	5.78	0.86	8.68	NA	NA	1.13	17.30	18.10	155.20	164.20	15.60	0.48	1.38	23.88
CNY	Carver Bancorp, Inc.	—	—	7.40	7.40	0.60	7.42	6.82	0.72	8.98	0.26	257.44	1.00	14.70	12.80	103.00	103.00	7.61	0.28	1.48	20.16
EFC	EFC Bancorp, Inc.	—	—	8.52	8.52	0.71	8.36	5.58	0.76	8.97	0.29	153.45	0.55	17.90	16.70	149.20	149.20	12.71	0.65	2.42	41.33
FDT	Federal Trust Corporation	—	—	6.53	6.53	0.59	9.81	4.30	0.58	9.68	NA	NA	0.65	23.30	23.60	201.20	201.20	13.15	0.12	1.20	23.26
GOV	Gouverneur Bancorp Inc. (MHC)	—	57.4%	16.62	16.62	0.87	4.86	2.69	0.81	4.53	0.43	166.10	0.89	37.20	39.80	181.30	181.30	30.12	0.26	1.79	66.67
SZB	SouthFirst Bancshares, Inc.	—	—	7.20	6.85	-0.37	-4.84	-4.64	NA	NA	1.22	53.65	0.95	NM	NA	104.80	110.60	7.55	0.60	3.92	NM
TSH	Teche Holding Co.	—	—	8.95	8.40	0.94	9.77	6.44	0.92	9.51	0.60	108.81	0.87	15.50	15.90	140.00	150.10	12.53	0.88	2.34	33.88
WSB	Washington Savings Bank, F.S.B. (The)	—	—	9.17	9.17	1.99	20.15	7.32	1.99	20.15	NA	NA	0.76	13.20	13.70	227.50	227.50	20.87	0.28	1.78	27.73
WFD	Westfield Financial Inc. (MHC)	—	56.2%	14.81	14.81	0.79	5.24	2.56	0.72	4.77	0.27	240.76	1.40	39.10	42.90	201.10	201.10	29.79	0.40	1.60	54.69
WRO	Woronoco Bancorp, Inc.	Yes	—	8.87	8.54	0.30	3.21	2.04	0.60	6.44	NA	NA	0.59	49.00	24.40	166.00	172.80	14.71	0.81	2.30	111.46
NASDAQ Listed Companies																					
FIFG	1st Independence Financial Group, Inc.	—	—	11.37	11.08	-0.53	-4.53	-4.39	-0.44	-3.73	1.36	39.95	0.79	NM	NM	97.60	141.10	11.31	0.32	1.69	NM
ABBC	Abington Community Bancorp, Inc. (MHC)	—	55.0%	17.14	17.14	0.70	7.52	NA	0.70	7.52	0.03	622.47	0.34	NA	NA	172.70	172.70	29.60	0.00	0.00	NA
AABC	Access Anytime Bancorp, Inc.	—	—	6.86	4.61	0.45	6.60	5.18	0.45	6.59	0.37	135.57	0.70	18.60	19.30	109.50	167.00	7.51	0.00	0.00	0.00
ASBI	Ameriana Bancorp	—	—	9.02	8.90	0.34	3.67	2.99	0.34	3.67	NA	NA	1.55	33.40	33.40	122.60	124.40	11.05	0.64	4.26	142.22
ABCW	Anchor BanCorp Wisconsin Inc.	—	—	8.15	7.67	1.16	14.33	6.93	1.08	13.39	0.54	130.58	0.83	14.40	15.50	198.30	211.80	16.16	0.50	1.81	25.26
ASBP	ASB Financial Corp.	—	—	10.79	10.79	1.21	11.42	5.90	1.20	11.32	0.47	147.42	0.86	17.00	17.10	182.40	182.40	19.68	0.60	3.00	50.00
ACFC	Atlantic Coast Federal Corporation (MHC)	—	60.0%	7.36	6.90	NA	NA	NA	NA	NA	0.64	103.70	0.80	NA	NA	NA	NA	NA	0.00	0.00	NA
ALFC	Atlantic Liberty Financial Corp	—	—	14.92	14.92	1.11	7.32	5.47	0.81	5.32	0.09	436.09	0.61	18.30	25.20	137.70	137.70	20.55	0.28	1.24	21.95
BKMU	Bank Mutual Corporation	—	—	19.46	18.11	0.93	4.10	3.15	0.88	3.87	0.23	176.46	0.73	31.70	33.60	132.20	144.50	25.73	0.24	1.99	52.63
BKUNA	BankUnited Financial Corporation	—	—	5.63	5.33	0.66	11.32	5.66	0.66	11.23	0.19	143.78	0.39	17.70	18.00	180.10	191.00	10.02	0.00	0.00	0.00
BCSB	BCSB Bankcorp, Inc. (MHC)	—	63.6%	5.64	NA	0.10	1.72	0.71	0.10	1.70	0.19	184.31	0.68	NM	144.60	229.20	NA	12.92	0.50	2.94	416.67
BFCF	BFC Financial Corporation	—	—	1.93	0.52	0.22	12.38	3.94	NA	NA	NA	NA	1.19	25.40	NA	270.50	NM	4.58	0.08	0.59	3.77
BRBI	Blue River Bancshares, Inc.	—	—	7.61	6.05	0.11	1.33	1.33	0.12	1.46	1.99	42.18	1.18	NM	67.80	110.30	141.00	8.39	0.00	0.00	0.00
BYFC	Broadway Financial Corporation	—	—	5.46	5.46	0.67	11.44	8.09	0.68	11.57	0.04	NM	0.60	12.40	12.20	137.30	137.30	6.76	0.20	1.64	18.94
BRKL	Brookline Bancorp, Inc.	—	—	34.52	34.52	1.10	2.99	2.00	1.03	2.80	0.03	NM	1.38	50.10	53.50	156.90	156.90	54.16	0.34	2.19	236.71
CFFN	Capitol Federal Financial (MHC)	—	70.5%	9.91	9.91	-1.09	-10.17	-3.56	-1.09	-10.17	0.10	52.16	0.09	NM	NM	312.20	312.20	30.93	2.00	5.47	NM
CEBK	Central Bancorp, Inc.	—	—	7.61	7.20	0.38	4.57	4.31	0.32	3.89	0.02	NM	0.97	23.20	27.20	118.90	126.20	9.04	0.48	1.66	38.40
GCFC	Central Federal Corporation	—	—	11.41	10.33	-1.23	-8.61	-6.77	-1.01	-7.04	0.24	233.97	0.90	NM	NM	135.70	151.60	15.48	0.36	2.97	NM
CITZ	CFS Bancorp, Inc.	—	—	9.76	9.66	-1.69	-16.16	-15.30	-1.64	-15.71	NA	NA	1.35	NM	NM	135.10	136.60	13.19	0.44	3.12	NM

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part Two
Prices As of February 16, 2005

					Tangible	Reported Earnings			Core Earnings		Asset Quality Ratios			Pricing Ratios					Dividend Data		
Ticker	Company Name	Excluded From Avgs.	MHC % Ownership (%)	Equity/ Assets (%)	Equity/ Assets (%)	ROA (%)	ROE (%)	ROI (%)	ROA (%)	ROE (%)	NPAs/ Assets (%)	Reserves/ NPAs (%)	Reserves/ Loans (%)	Price/ Earnings (x)	Price/Core Earnings (x)	Price/ Book (%)	Price/ Tg. Book (%)	Price/ Assets (%)	Dividend/ Share ($)	Div. Yield (%)	Payout Ratio (%)
CHFN	Charter Financial Corp. (MHC)	---	80.9%	25.75	25.36	0.89	3.59	1.30	0.63	2.54	0.56	100.74	1.97	NM	108.40	247.70	252.80	63.76	1.00	2.71	656.25
CHEV	Cheviot Financial Corp. (MHC)	---	55.8%	28.18	28.18	0.47	1.98	1.15	0.82	3.44	NA	NA	0.38	NM	50.30	155.40	155.40	43.79	0.24	1.97	165.71
CTZN	Citizens First Bancorp, Inc.	---	---	11.99	11.09	0.73	5.63	4.55	0.70	5.44	0.71	136.10	1.15	22.00	22.80	128.30	140.10	15.38	0.36	1.44	31.58
CFSB	Citizens First Financial Corp.	Yes	---	10.98	10.98	0.88	8.76	5.61	0.75	7.50	NA	NA	1.15	17.80	20.80	143.30	143.30	15.73	0.40	1.20	21.39
CSBC	Citizens South Banking Corporation	---	---	14.22	12.95	0.59	3.78	2.77	0.63	4.04	0.34	172.89	0.96	36.10	33.80	140.70	156.80	20.01	0.26	1.90	68.42
CSBK	Clifton Savings Bancorp, Inc. (MHC)	---	55.0%	24.40	24.40	0.59	2.58	NA	0.60	2.62	0.00	NM	0.32	NA	NA	175.80	175.80	42.89	0.20	1.71	NA
CFCP	Coastal Financial Corporation	---	---	6.45	6.45	1.21	18.98	5.26	1.24	19.56	NA	NA	1.38	19.00	18.50	313.30	313.30	20.21	0.20	1.25	21.23
CCBI	Commercial Capital Bancorp Inc.	---	---	12.44	5.62	1.55	14.25	5.64	1.54	14.09	0.13	571.71	0.93	17.70	17.90	187.00	446.40	23.27	0.24	1.12	12.40
CFFC	Community Financial Corporation	---	---	8.23	8.23	1.04	12.42	7.15	1.04	12.42	0.18	385.43	0.85	14.00	14.00	158.70	158.80	13.07	0.44	1.85	24.71
CIBI	Community Investors Bancorp, Inc.	---	---	11.17	11.17	0.72	6.60	5.84	0.71	6.49	1.40	33.92	0.57	17.10	17.40	108.00	108.00	12.05	0.36	2.69	45.51
DCOM	Dime Community Bancshares, Inc.	---	---	8.34	6.81	1.38	16.76	8.00	1.37	16.67	0.04	NM	0.62	12.50	12.60	211.10	263.10	17.61	0.56	3.50	43.75
ESBK	Elmira Savings Bank, FSB	---	---	6.98	6.85	0.85	12.01	7.54	0.82	11.67	0.19	316.94	1.00	13.30	13.70	151.40	154.60	10.57	0.76	2.47	31.27
ESBF	ESB Financial Corporation	---	---	7.01	6.52	0.73	10.38	6.76	0.69	9.75	NA	NA	1.15	14.80	15.80	151.80	164.20	10.64	0.40	2.88	42.55
FFDF	FFD Financial Corporation	---	---	12.22	12.22	0.51	4.14	3.60	0.51	4.14	NA	NA	0.65	27.80	27.80	114.30	114.30	13.96	0.44	2.68	72.88
FFLC	FFLC Bancorp, Inc.	Yes	---	7.93	7.93	0.99	12.34	4.45	0.99	12.34	0.29	212.30	0.73	22.50	22.50	263.30	263.30	20.88	0.56	1.36	28.96
FFWC	FFW Corporation	---	---	9.08	8.74	0.24	2.54	2.10	0.68	7.10	0.79	122.94	1.59	47.70	16.50	115.90	120.90	10.53	0.68	3.24	150.00
FSBI	*Fidelity Bancorp, Inc.*	---	---	*6.43*	*6.01*	*0.71*	*10.91*	*6.81*	*0.64*	*9.91*	*NA*	*NA*	*0.85*	*14.70*	*16.20*	*149.50*	*160.50*	*9.61*	*0.48*	*2.04*	*29.32*
FFFL	Fidelity Bankshares, Inc.	---	---	7.22	NA	0.69	11.49	3.89	0.69	11.51	NA	NA	0.53	25.70	25.70	253.20	NA	18.28	0.32	1.23	27.73
FFED	Fidelity Federal Bancorp	---	---	8.11	8.11	0.24	3.09	2.25	0.23	2.89	0.70	53.62	0.68	44.50	47.60	120.30	120.30	9.75	0.00	0.00	0.00
FBEI	First Bancorp of Indiana, Inc.	---	---	10.75	10.11	0.19	1.61	1.59	0.19	1.61	0.08	496.73	0.59	62.80	62.80	108.20	115.90	11.63	0.60	2.99	184.37
FBSI	First Bancshares, Inc.	---	---	11.00	10.84	1.10	10.47	8.54	1.09	10.36	NA	NA	0.71	11.70	11.80	116.00	117.90	12.76	0.16	0.77	8.51
FBTC	First BancTrust Corporation	---	---	11.93	11.93	0.54	4.55	3.96	0.52	4.39	NA	NA	1.92	25.30	26.20	116.70	116.70	13.92	0.24	1.86	47.06
FCAP	First Capital, Inc.	---	---	9.57	8.30	0.82	7.82	6.03	NA	NA	NA	NA	0.77	16.60	NA	140.30	164.20	13.43	0.60	2.94	48.78
FCFL	First Community Bank Corporation of America	---	---	10.24	10.07	0.96	8.99	3.22	0.96	8.99	0.06	NM	1.26	NA	31.10	241.40	246.00	24.71	0.00	0.00	NA
FDEF	First Defiance Financial Corp.	---	---	11.26	9.74	1.01	8.57	6.04	1.04	8.83	0.18	500.05	1.12	16.60	16.10	139.20	163.70	15.68	0.88	3.14	48.52
FFBH	First Federal Bancshares of Arkansas, Inc.	---	---	10.02	10.02	1.09	10.37	5.89	1.09	10.37	NA	NA	0.28	17.00	17.00	166.50	166.50	16.68	0.44	1.79	28.97
FFBI	First Federal Bancshares, Inc.	---	---	7.53	7.06	0.56	5.16	4.19	0.40	3.75	0.53	56.34	0.68	23.90	32.70	135.20	144.90	10.18	0.44	1.66	39.64
FFSX	First Federal Bankshares, Inc.	---	---	12.58	9.64	0.95	8.07	7.01	0.73	6.21	1.21	71.06	1.14	14.30	18.60	113.00	152.50	14.22	0.40	1.80	25.00
FFFS	*First Federal Financial Services, Inc. (MHC)*	---	55.0%	*26.94*	*26.94*	*NA*	*NA*	*NA*	*NA*	*NA*	*0.12*	*269.18*	*0.40*	*NA*	*NA*	*158.90*	*158.90*	*42.81*	*0.28*	*1.91*	*NA*
FFCH	First Financial Holdings, Inc.	---	---	6.82	5.96	1.03	15.18	6.81	0.86	12.66	0.49	122.73	0.79	14.70	17.60	213.70	246.60	14.58	0.92	3.16	45.45
FFHS	First Franklin Corporation	---	---	8.82	8.82	0.32	3.63	2.67	0.27	3.05	1.02	53.98	0.74	37.50	44.60	127.80	127.80	11.28	0.32	1.71	64.00
FKFS	First Keystone Financial, Inc.	---	---	5.21	5.21	0.35	6.52	4.50	0.28	5.27	0.71	50.81	0.67	22.20	27.20	149.10	149.10	7.77	0.44	1.92	42.72
FMSB	First Mutual Bancshares, Inc.	---	---	5.92	5.92	1.00	16.85	6.45	0.99	16.76	0.10	923.63	1.14	15.50	15.60	231.70	231.70	13.72	0.36	1.38	19.05
FNFG	First Niagara Financial Group, Inc.	---	---	18.28	12.31	1.05	5.59	4.81	1.08	5.74	0.25	324.42	1.27	20.80	20.20	114.00	181.60	20.83	0.36	2.66	49.23
FNFI	First Niles Financial, Inc.	---	---	16.54	16.54	1.04	6.39	4.60	0.87	5.31	0.85	88.24	1.70	21.70	26.20	143.10	143.10	23.67	0.64	3.77	78.21
FPTB	First PacTrust Bancorp, Inc.	---	---	11.62	11.62	0.79	6.26	4.30	0.78	6.18	0.00	NM	0.71	23.30	23.60	142.90	142.90	16.60	0.48	1.79	36.52
FPFC	First Place Financial Corp.	---	---	9.55	6.72	0.57	5.57	4.31	0.79	7.71	0.61	120.57	0.96	23.20	17.00	129.80	190.30	12.40	0.56	2.84	65.88
FBNW	FirstBank NW Corp.	---	---	9.28	6.89	0.88	8.99	7.39	0.88	8.99	0.30	303.91	1.28	13.50	13.50	117.90	163.00	10.94	0.68	2.41	32.69
FFIC	Flushing Financial Corporation	---	---	7.81	7.63	1.13	14.97	6.92	1.13	15.01	0.04	717.12	0.43	14.50	14.40	216.30	221.70	16.88	0.36	1.99	28.00
FMCO	FMS Financial Corporation	---	---	5.63	5.43	0.71	13.20	6.60	0.67	12.53	NA	NA	1.11	15.20	16.00	187.70	194.80	10.56	0.12	0.59	8.96
FKKY	*Frankfort First Bancorp, Inc.*	Yes	---	*12.97*	*12.97*	*0.64*	*4.99*	*2.85*	*0.64*	*4.99*	*0.29*	*21.52*	*0.07*	*35.00*	*35.00*	*172.90*	*172.90*	*22.43*	*1.12*	*4.77*	*167.16*
FBTX	Franklin Bank Corp.	---	---	8.07	6.14	0.80	9.02	6.31	0.80	8.96	0.24	88.77	0.24	15.90	16.00	132.30	177.50	10.67	0.00	0.00	0.00
GUPB	GFSB Bancorp, Inc.	Yes	---	8.80	8.80	0.57	7.11	4.98	0.64	7.92	NA	NA	1.12	20.10	18.00	133.70	133.70	11.76	0.50	2.24	45.05
PEDE	Great Pee Dee Bancorp, Inc.	---	---	15.59	15.12	0.77	4.65	4.14	0.68	4.13	1.05	79.01	1.07	24.20	27.20	117.90	122.30	18.38	0.64	3.68	87.50
GAFC	Greater Atlantic Financial Corp.	---	---	4.46	4.15	-0.49	-11.78	-14.31	-0.55	-13.18	0.24	170.78	0.71	NM	NM	105.00	113.20	4.68	0.00	0.00	0.00
ALLB	Greater Delaware Valley Savings Bank (MHC)	---	80.0%	9.39	9.39	0.63	6.76	2.22	0.63	6.76	1.55	42.74	1.21	45.00	45.00	302.30	302.30	28.39	0.36	1.14	51.43
GCBC	Greene County Bancorp Inc. (MHC)	---	56.0%	11.02	11.02	1.10	10.17	4.29	NA	NA	0.11	393.25	0.82	23.30	NA	221.30	221.30	24.39	0.88	2.55	58.11
GSLA	GS Financial Corp.	---	---	13.96	13.96	0.28	2.07	2.67	0.35	2.54	1.07	27.64	0.68	NM	30.40	85.30	85.30	11.90	0.40	2.09	250.00
HARB	Harbor Florida Bancshares, Inc.	---	---	10.51	10.39	1.63	15.16	5.28	1.59	14.79	0.11	597.64	0.93	18.90	19.40	278.10	281.90	29.24	0.80	2.32	37.36

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part Two
Prices As of February 16, 2005

Ticker	Company Name	Excluded From Avgs.	MHC % Ownership (%)	Equity/ Assets (%)	Tangible Equity/ Assets (%)	Reported Earnings ROA (%)	Reported Earnings ROE (%)	Reported Earnings ROI (%)	Core Earnings ROA (%)	Core Earnings ROE (%)	Asset Quality Ratios NPAs/ Assets (%)	Asset Quality Ratios Reserves/ NPAs (%)	Asset Quality Ratios Reserves/ Loans (%)	Pricing Ratios Price/ Earnings (x)	Pricing Ratios Price/Core Earnings (x)	Pricing Ratios Price/ Book (%)	Pricing Ratios Price/ Tg. Book (%)	Pricing Ratios Price/ Assets (%)	Dividend Data Dividend/ Share ($)	Dividend Data Div. Yield (%)	Dividend Data Payout Ratio (%)
HARL	Harleysville Savings Financial Corporation	---	---	6.22	6.22	0.69	11.30	6.15	0.67	10.97	0.04	680.69	0.58	16.30	16.80	174.00	174.00	10.82	1.00	2.93	41.43
HWFG	Harrington West Financial Group, Inc.	---	---	4.87	NA	0.80	16.29	7.98	NA	NA	0.01	NM	0.87	12.50	NA	183.40	NA	8.93	0.44	2.40	62.33
HFFC	HF Financial Corp.	---	---	6.40	5.85	0.69	11.00	7.90	0.69	10.98	0.41	101.41	0.53	12.70	12.70	130.90	144.00	8.38	0.44	2.20	27.53
HIFS	Hingham Institution for Savings	---	---	8.10	8.10	1.14	13.56	6.22	1.13	13.44	0.03	NM	0.73	16.10	16.20	209.00	209.00	16.94	0.76	1.71	33.94
HMNF	HMN Financial, Inc.	---	---	8.72	8.33	1.01	11.03	7.13	1.05	11.44	0.51	184.27	1.13	14.00	13.50	171.00	179.90	14.91	0.88	2.72	37.23
HCFC	Home City Financial Corporation	---	---	8.15	7.99	0.44	5.52	5.29	0.44	5.48	NA	NA	0.58	18.90	19.00	102.80	105.10	8.38	0.44	2.77	52.38
HOME	Home Federal Bancorp, Inc. (MHC)	---	59.0%	16.20	16.20	NA	NA	NA	NA	NA	0.11	390.51	0.66	NA	NA	197.10	197.10	31.94	0.00	0.00	NA
HWEN	Home Financial Bancorp	---	---	10.45	10.45	0.63	5.64	5.03	0.81	7.27	2.97	16.76	0.69	19.90	15.00	113.70	113.70	11.88	0.12	2.01	40.00
HLFC	Home Loan Financial Corporation	---	---	14.24	14.24	1.06	7.42	4.84	1.01	7.09	NA	NA	0.30	20.70	21.60	159.10	159.10	22.64	0.79	3.68	85.10
HFBC	HopFed Bancorp, Inc.	---	---	8.52	7.65	0.71	7.93	6.36	0.68	7.55	NA	NA	0.91	15.70	16.50	126.40	142.10	10.76	0.48	2.80	44.04
HRZB	Horizon Financial Corp.	---	---	11.60	11.55	1.50	12.13	5.93	1.43	11.57	0.12	NM	1.48	16.90	17.70	197.10	198.10	22.87	0.54	2.56	41.60
HCBK	Hudson City Bancorp, Inc. (MHC)	Yes	65.8%	6.96	6.96	1.29	17.66	3.67	1.25	17.11	NA	NA	0.24	27.30	28.20	448.30	448.30	31.22	0.80	2.27	57.36
ICBC	Independence Community Bank Corp.	---	---	12.98	6.47	1.37	11.31	7.12	1.41	11.62	NA	NA	0.89	14.10	13.70	147.10	316.90	19.09	1.04	2.61	34.51
IFSB	Independence Federal Savings Bank	---	---	9.29	9.29	-2.07	-22.45	-27.19	-1.83	-19.81	0.81	37.93	0.58	NM	NM	94.10	94.10	8.74	0.00	0.00	0.00
JXSB	Jacksonville Bancorp, Inc. (MHC)	---	52.8%	8.16	7.06	0.33	4.31	2.82	0.33	4.22	1.01	73.43	1.50	35.50	36.20	148.40	173.60	12.12	0.30	1.92	68.18
JFBI	Jefferson Bancshares, Inc.	---	---	29.10	29.10	1.24	4.15	3.84	1.25	4.18	0.92	85.41	1.20	26.10	25.90	115.60	115.60	33.64	0.20	1.53	46.00
KFED	K-Fed Bancorp (MHC)	---	60.2%	15.06	14.41	0.64	5.05	NA	0.66	5.19	NA	NA	0.45	NA	NA	230.20	242.30	34.66	0.20	1.39	NA
KNBT	KNBT Bancorp, Inc.	---	---	15.62	14.06	0.81	4.56	3.71	0.80	4.46	0.21	204.08	1.03	27.00	27.60	121.30	137.30	18.95	0.20	1.24	33.33
LARL	Laurel Capital Group, Inc.	---	---	8.98	7.94	0.60	6.62	3.90	0.59	6.57	0.50	127.85	0.99	25.60	25.80	165.10	186.90	14.82	0.80	3.39	86.96
LNCB	Lincoln Bancorp	---	---	12.55	NA	0.53	4.06	4.20	0.56	4.31	NA	NA	0.97	23.80	22.40	101.80	NA	12.77	0.56	2.90	65.43
LSBX	LSB Corporation	---	---	11.16	11.16	0.96	8.33	5.67	0.63	5.46	0.00	NM	1.78	17.60	26.90	138.90	138.90	15.50	0.56	3.02	50.48
LSBI	LSB Financial Corp.	---	---	8.41	8.41	0.84	9.90	7.27	0.84	9.88	1.83	43.97	0.89	13.80	13.80	126.40	126.40	10.63	0.64	2.42	30.78
MAFB	MAF Bancorp, Inc.	---	---	10.06	7.01	1.10	10.98	6.85	1.09	10.94	0.34	110.00	0.52	14.60	14.60	150.00	222.70	15.09	0.92	2.10	28.57
MASB	MASSBANK Corp.	---	---	11.27	11.17	0.75	6.71	4.37	0.66	5.90	0.01	NM	0.55	22.90	26.00	149.60	151.10	16.86	1.04	2.77	61.59
MTXC	Matrix Bancorp, Inc.	---	---	4.89	4.89	1.23	28.63	26.25	NA	NA	NA	NA	0.80	3.80	NA	90.10	90.10	4.41	0.00	0.00	0.00
MFLR	Mayflower Co-operative Bank	---	---	8.01	7.97	0.85	10.37	5.01	0.74	8.94	0.00	NM	1.19	19.90	23.20	196.50	197.40	15.73	0.40	2.28	45.45
CASH	Meta Financial Group, Inc.	---	---	5.73	5.33	0.45	7.40	5.84	0.35	5.85	0.09	756.83	1.25	17.10	21.60	126.20	136.20	7.23	0.52	2.22	37.96
MFBC	MFB Corp.	---	---	6.89	6.02	0.23	2.97	2.66	0.43	5.70	0.85	141.92	1.57	37.70	19.70	106.00	122.60	7.31	0.50	1.72	62.99
MCBF	Monarch Community Bancorp, Inc.	---	---	14.86	11.70	-0.01	-0.07	-0.08	NA	NA	2.05	42.53	1.08	NM	NA	85.20	112.20	12.66	0.20	1.53	NM
MFSF	MutualFirst Financial, Inc.	---	---	10.47	10.37	0.67	5.84	4.66	0.89	7.76	0.64	128.62	0.95	21.50	16.20	133.50	134.90	13.97	0.52	2.09	42.24
NASB	NASB Financial, Inc.	---	---	9.73	9.53	1.97	19.63	6.94	1.93	19.28	1.24	47.58	0.72	14.40	14.70	274.60	281.00	26.71	0.90	2.01	52.25
NVSL	Naugatuck Valley Financial Corp. (MHC)	---	55.0%	19.43	19.35	0.16	1.41	NA	0.58	5.16	0.25	275.87	0.89	NA	NA	168.10	168.90	32.66	0.16	1.40	NA
NTBK	NetBank, Inc.	---	---	8.96	7.37	0.09	0.98	0.97	0.03	0.35	1.71	30.93	0.74	NM	NM	104.20	128.80	9.33	0.08	0.86	88.89
NHTB	New Hampshire Thrift Bancshares, Inc.	---	---	7.36	5.43	0.88	12.43	6.99	0.94	13.32	NA	NA	0.98	14.30	13.30	163.10	225.60	12.01	1.00	2.91	38.54
NMIL	NewMil Bancorp, Inc.	---	---	7.47	6.43	1.18	15.58	6.44	1.18	15.58	0.12	547.51	1.05	15.50	15.50	228.50	268.30	17.07	0.80	2.64	36.41
FFFD	North Central Bancshares, Inc.	---	---	8.98	7.99	1.21	12.98	8.06	1.21	12.98	NA	NA	0.79	12.40	12.40	152.80	173.50	13.71	1.00	2.41	29.94
NEIB	Northeast Indiana Bancorp, Inc.	---	---	11.39	11.39	0.43	3.71	3.07	0.63	5.46	0.84	70.58	0.77	32.60	22.10	119.20	119.20	13.58	0.60	2.75	86.57
NEPF	Northeast Pennsylvania Financial Corp.	Yes	---	6.97	5.83	0.43	6.30	3.96	NA	NA	0.63	156.27	2.01	25.30	NA	157.10	190.40	10.96	0.24	1.04	26.37
NWSB	Northwest Bancorp, Inc. (MHC)	---	58.3%	8.91	6.61	0.89	10.21	4.96	0.87	10.01	0.62	75.37	0.70	20.20	20.60	198.40	274.30	17.67	0.48	2.17	41.82
OSHC	Ocean Shore Holding Company (MHC)	---	54.3%	11.37	11.37	0.26	4.95	NA	0.52	9.87	0.00	NM	0.43	NA	NA	163.30	163.30	18.56	0.00	0.00	NA
OCFC	OceanFirst Financial Corp.	---	---	7.21	7.14	0.98	13.34	5.99	0.97	13.25	0.20	283.05	0.69	16.70	16.80	224.00	226.30	16.14	0.80	3.37	56.34
ONFC	Oneida Financial Corp. (MHC)	---	57.3%	12.46	9.62	0.77	6.49	3.29	0.92	7.73	0.14	332.94	0.93	30.40	25.50	186.60	249.50	23.25	0.40	3.06	90.70
PPBI	Pacific Premier Bancorp, Inc.	---	---	8.11	8.11	1.61	16.36	8.31	1.28	13.02	NA	NA	0.56	12.00	15.10	173.50	173.50	14.06	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc.	---	---	8.61	8.61	1.24	15.00	6.83	1.24	15.00	0.40	96.44	0.63	14.60	14.60	210.00	210.00	18.09	0.84	3.61	52.83
PFED	Park Bancorp, Inc.	---	---	11.71	11.71	1.13	10.12	8.61	NA	NA	1.20	17.38	0.33	11.60	NA	105.80	105.80	12.39	0.72	2.32	25.84
PVSA	Parkvale Financial Corporation	---	---	5.64	3.97	0.63	9.67	5.93	0.61	9.29	0.38	217.21	1.24	16.90	17.60	158.00	228.70	8.91	0.80	2.62	44.20
PRTR	Partners Trust Financial Group, Inc.	---	---	14.78	NA	0.51	3.50	3.03	0.73	4.99	0.36	324.69	2.04	33.00	23.20	100.30	NA	14.82	0.24	2.20	73.64
PBHC	Pathfinder Bancorp, Inc. (MHC)	---	64.7%	7.24	5.84	0.52	7.02	3.78	0.39	5.25	1.06	59.01	1.00	26.50	35.30	181.80	229.00	13.17	0.41	2.50	65.32
PFSB	PennFed Financial Services, Inc.	---	---	6.23	6.21	0.72	11.34	6.02	0.73	11.50	0.09	341.44	0.44	16.60	16.40	176.40	177.00	10.99	0.20	1.25	20.83

RP® Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209 (703) 528-1700
www.rpfinancial.com

Weekly Thrift Market Line - Part Two
Prices As of February 16, 2005

Ticker	Company Name	Excluded From Avgs.	MHC % Ownership (%)	Equity/ Assets (%)	Tangible Equity/ Assets (%)	Reported Earnings ROA (%)	Reported Earnings ROE (%)	Reported Earnings ROI (%)	Core Earnings ROA (%)	Core Earnings ROE (%)	Asset Quality Ratios NPAs/ Assets (%)	Asset Quality Ratios Reserves/ NPAs (%)	Asset Quality Ratios Reserves/ Loans (%)	Pricing Ratios Price/ Earnings (x)	Pricing Ratios Price/Core Earnings (x)	Pricing Ratios Price/ Book (%)	Pricing Ratios Price/ Tg. Book (%)	Pricing Ratios Price/ Assets (%)	Dividend Data Dividend/ Share ($)	Dividend Data Div. Yield (%)	Dividend Data Payout Ratio (%)
PFDC	Peoples Bancorp	---	---	13.27	12.78	0.92	7.10	6.34	0.98	7.55	0.45	87.90	0.54	15.80	14.80	109.00	113.90	14.47	0.72	3.40	65.67
PBCT	People's Bank (MHC)	---	58.2%	11.19	10.27	1.86	17.57	5.63	0.84	7.91	0.27	253.50	0.91	17.80	39.40	295.80	325.60	33.11	1.16	3.07	54.46
PCBI	Peoples Community Bancorp, Inc.	---	---	8.71	8.07	0.35	4.54	3.79	0.28	3.75	1.03	123.05	1.76	26.40	31.20	117.60	127.90	10.25	0.60	2.61	51.72
PSFC	Peoples-Sidney Financial Corporation	---	---	12.98	12.98	0.72	5.62	4.91	0.72	5.62	1.90	30.18	0.65	20.40	20.40	118.00	118.00	15.31	0.56	3.87	92.96
PBNC	PFS Bancorp, Inc.	---	---	15.82	15.80	0.72	3.41	3.61	0.72	3.41	NA	NA	0.69	27.70	27.70	127.20	127.40	20.13	0.30	1.69	816.41
PFSL	Pocahontas Bancorp, Inc.	---	---	7.25	5.33	0.44	6.15	4.25	0.39	5.48	0.74	67.34	0.99	23.50	26.40	141.50	196.40	10.26	0.32	1.97	46.38
PBCP	Provident Bancorp, Inc.	---	---	16.70	10.67	0.66	3.64	2.50	0.82	4.47	0.13	653.83	1.72	40.00	41.50	137.90	231.60	23.03	0.16	1.25	50.00
PROV	Provident Financial Holdings, Inc.	---	---	7.68	7.67	1.29	15.95	6.83	1.27	15.73	0.08	742.58	0.72	11.30	11.50	169.20	169.30	12.99	0.56	1.99	19.35
PSBH	PSB Holdings, Inc. (MHC)	---	53.7%	16.09	16.09	NA	NA	NA	NA	NA	0.22	191.76	0.91	NA	NA	150.10	150.10	24.16	0.20	1.77	NA
PULB	Pulaski Financial Corp.	---	---	6.24	6.18	1.14	16.32	5.25	1.09	15.56	0.86	98.02	0.95	19.10	20.00	268.60	271.80	16.77	0.36	1.72	30.00
PVFC	PVF Capital Corp.	---	---	8.07	8.07	0.71	8.42	5.44	0.71	8.42	1.54	35.48	0.67	18.40	18.40	147.70	147.70	11.92	0.30	2.18	38.19
RPFG	Rainier Pacific Financial Group, Inc.	---	---	13.14	13.12	0.49	3.33	2.72	0.55	3.71	0.05	NM	1.79	36.70	33.00	126.30	126.60	16.60	0.24	1.36	56.25
RIVR	River Valley Bancorp	---	---	8.15	8.14	0.96	10.77	6.74	0.95	10.68	0.69	123.82	1.02	NA	14.90	154.70	154.90	12.60	0.76	3.53	NA
RVSB	Riverview Bancorp, Inc.	---	---	12.64	11.03	1.25	9.62	6.19	1.31	10.12	0.14	561.51	1.09	16.20	15.30	150.70	175.90	19.06	0.62	2.89	45.49
ROME	Rome Bancorp, Inc. (MHC)	Yes	61.5%	13.52	13.52	0.91	6.67	2.11	0.87	6.35	0.31	241.25	0.86	47.40	49.70	315.10	315.10	42.60	0.60	2.22	105.26
SVBI	Severn Bancorp, Inc.	---	---	8.31	8.26	2.06	23.19	7.01	2.06	23.19	0.07	NM	0.85	13.50	14.30	307.10	308.90	25.50	0.22	1.04	13.46
SIFI	*SI Financial Group Inc. (MHC)*	---	60.0%	12.94	NA	0.23	2.77	NA	0.54	6.51	0.15	338.98	0.71	NA	NA	172.30	NA	22.29	0.00	0.00	NA
SFFS	Sound Federal Bancorp, Inc.	---	---	13.32	12.07	0.63	4.50	3.18	0.64	4.57	0.07	400.14	0.54	31.50	31.00	145.30	162.60	19.35	0.24	1.59	50.00
SSFC	South Street Financial Corp.	---	---	12.02	12.02	0.39	3.29	3.00	0.39	3.29	NA	NA	0.37	33.40	33.40	114.50	114.50	13.76	0.40	4.13	137.93
STSA	Sterling Financial Corporation	---	---	6.77	4.96	0.88	13.16	6.31	0.89	13.20	0.20	354.92	1.14	15.90	15.80	188.10	261.80	12.73	0.00	0.00	0.00
STBI	Sturgis Bancorp, Inc.	---	---	9.15	7.61	0.64	6.62	4.84	0.65	6.70	2.55	32.14	1.11	20.70	20.40	133.70	163.60	12.23	0.36	2.56	39.71
SYNF	Synergy Financial Group, Inc.	---	---	12.09	12.02	0.55	4.21	2.88	0.55	4.18	0.03	NM	0.78	34.70	34.90	153.80	154.80	18.59	0.16	1.25	32.43
THRD	TF Financial Corporation	---	---	9.73	9.08	1.06	11.58	7.39	1.06	11.58	0.26	138.98	0.52	13.50	13.50	151.50	163.60	14.75	0.72	2.28	29.61
TONE	TierOne Corporation	---	---	9.09	7.44	0.96	8.53	5.60	0.91	8.08	NA	NA	1.01	17.90	18.90	163.90	203.80	14.90	0.20	0.81	17.99
TSBK	Timberland Bancorp, Inc.	---	---	13.88	12.61	1.22	7.79	6.36	1.23	7.83	0.63	119.26	1.10	15.70	15.70	124.80	139.40	17.32	0.60	2.53	39.07
TRST	TrustCo Bank Corp NY	---	---	7.89	7.87	2.00	25.27	6.11	1.68	21.29	0.11	NM	3.98	16.40	19.40	405.30	406.30	31.96	0.60	4.89	100.00
UCBC	Union Community Bancorp	---	---	13.02	12.09	0.69	5.19	5.28	0.69	5.19	NA	NA	0.41	19.00	19.00	103.80	113.00	13.51	0.60	3.33	63.16
UCFC	United Community Financial Corp.	---	---	11.03	9.59	0.83	7.01	5.30	0.83	7.01	0.97	71.28	0.84	18.90	18.90	140.10	163.70	15.45	0.30	2.65	50.00
UPFC	United PanAm Financial Corp.	---	---	6.60	6.60	1.22	19.03	5.22	1.18	18.52	0.03	NM	4.96	15.70	19.70	300.80	300.80	19.87	0.00	0.00	0.00
UTBI	United Tennessee Bankshares, Inc.	---	---	14.54	14.03	1.72	11.94	8.55	1.66	11.49	0.13	610.19	1.21	11.70	12.20	131.70	137.40	19.16	0.36	1.83	21.43
WFSL	Washington Federal, Inc.	---	---	15.06	14.40	1.83	12.26	6.49	1.84	12.34	0.18	183.09	0.47	15.40	15.30	180.90	190.70	27.24	0.76	3.22	48.99
WAYN	Wayne Savings Bancshares, Inc.	---	---	10.51	9.98	0.57	5.10	3.57	0.56	5.00	0.34	79.58	0.49	28.00	28.50	144.40	153.10	15.19	0.48	2.95	82.76
WEFC	Wells Financial Corp.	---	---	12.44	12.44	0.89	7.20	5.49	0.90	7.24	0.29	123.53	0.43	18.20	18.10	124.60	124.60	15.50	0.96	3.10	52.94
WGBC	Willow Grove Bancorp, Inc.	---	---	10.67	10.59	0.76	6.36	4.13	0.74	6.18	0.36	161.43	1.00	24.20	24.50	152.90	154.30	16.32	0.48	2.79	61.97
WSFS	WSFS Financial Corporation	---	---	7.84	7.80	1.10	13.54	5.84	1.09	13.38	0.22	446.90	1.55	17.10	17.30	210.70	211.90	16.52	0.24	0.41	7.04
WVFC	WVS Financial Corp.	---	---	6.92	6.92	0.67	9.26	6.09	0.61	8.44	NA	NA	1.96	16.40	18.10	142.60	142.60	9.87	0.64	3.75	61.54

EXHIBIT IV-2

Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1997:	Quarter 1	6583.5	757.1	1221.7	527.7	292.5
	Quarter 2	7672.8	885.1	1442.1	624.5	333.3
	Quarter 3	7945.3	947.3	1685.7	737.5	381.7
	Quarter 4	7908.3	970.4	1570.4	814.1	414.9
1998:	Quarter 1	8799.8	1101.8	1835.7	869.3	456.1
	Quarter 2	8952.0	1133.8	1894.7	833.5	457.7
	Quarter 3	7842.6	1017.0	1693.8	651.3	363.5
	Quarter 4	9181.4	1229.2	2192.7	705.9	439.6
1999:	Quarter 1	9786.2	1286.4	2461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1845.4	1,006.7	498.3
	Quarter 2	9243.3	989.8	1463.2	1,121.4	468.9
	Quarter 3	7591.9	815.3	1172.1	984.3	396.8
	Quarter 4	8341.6	879.8	1335.5	1,073.2	419.1
2003:	Quarter 1	7992.1	848.2	1341.2	1,096.2	401.0
	Quarter 2	8985.4	974.5	1622.8	1,266.6	476.1
	Quarter 3	9275.1	996.0	1786.9	1,330.9	490.9
	Quarter 4	10453.9	1112.0	2003.4	1,482.3	548.6
2004:	Quarter 1	10357.7	1126.2	1994.2	1,585.3	562.2
	Quarter 2	10435.5	1140.8	2047.8	1,437.8	546.6
	Quarter 3	10080.3	1114.6	1896.8	1,495.1	556.0
	Quarter 4	10783.0	1211.9	2175.4	1,482.3	548.6
2005:						
As of February 16, 2005		10834.9	1210.3	2087.4	1,575.3	582.7

(1) End of period data.

Sources: SNL Financial and The Wall Street Journal.

EXHIBIT IV-3

Historical Thrift Stock Indices

Exhibit IV-3
Historical Thrift Stock Indices
Assorted SNL Financial Indices

	Index Values			Price Appreciation (%)		
	12/31/04	11/30/04	12/31/03	1 Month	YTD	LTM
All Publicly-Traded Thrifts	1,605.6	1,580.8	1,482.3	1.57%	8.32%	8.32%
MHC Index	2,929.4	3,034.4	2,663.5	-3.46%	9.98%	9.98%
Stock Exchange Indexes						
AMEX Thrifts	639.0	629.1	547.2	1.58%	16.78%	16.78%
NYSE Thrifts	995.4	963.7	927.9	3.28%	7.27%	7.27%
OTC Thrifts	2,014.1	2,037.8	1,832.1	-1.16%	9.94%	9.94%
Geographic Indexes						
Mid-Atlantic Thrifts	3,793.4	3,820.0	3,767.0	-0.70%	0.70%	0.70%
Midwestern Thrifts	3,493.6	3,477.0	3,266.1	0.48%	6.97%	6.97%
New England Thrifts	1,658.2	1,662.8	1,304.3	-0.28%	27.14%	27.14%
Southeastern Thrifts	1,634.4	1,570.3	1,469.6	4.08%	11.22%	11.22%
Southwestern Thrifts	1,232.3	1,249.2	1,191.3	-1.36%	3.44%	3.44%
Western Thrifts	1,463.2	1,418.6	1,311.9	3.15%	11.54%	11.54%
Asset Size Indexes						
Less than $250 Mil.	1,351.5	1,349.6	1,372.1	0.14%	-1.50%	-1.50%
$250 Mil. To $500 Mil.	3,583.3	3,528.9	3,331.7	1.54%	7.55%	7.55%
$500 Mil. To $1 Bil.	1,910.0	1,869.5	1,763.0	2.17%	8.34%	8.34%
$1 Bil. To $5 Bil.	2,486.9	2,482.6	2,239.1	0.17%	11.07%	11.07%
Over $5 Bil.	949.1	932.5	879.0	1.78%	7.98%	7.98%
Pink Indexes						
Pink Thrifts	410.6	406.4	390.2	1.03%	5.23%	5.23%
Less than $75 Mil.	476.1	476.9	409.0	-0.16%	16.40%	16.40%
Over $75 Mil.	426.0	421.5	400.5	1.07%	6.38%	6.38%
Comparative Indexes						
Dow Jones Industrials	10,783.0	10,428.0	10,453.9	3.40%	3.15%	3.15%
S&P 500	1,211.9	1,173.8	1,111.9	3.25%	8.99%	8.99%

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on December 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

Source: SNL Financial.

EXHIBIT IV-4

Thrift Conversion Completed in 2004

Exhibit IV-4
Thrift Conversions Completed in 2004
Pricing Characteristics and After-Market Trends

Institutional Information				Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Char. Found.		Insider Purchases: Benefit Plans		Insider Purchases	Initial	Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends: Closing Price:					
Institution	ST.	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Mgmt.& Dirs. (%)(2)	Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)
Standard Conversions																														
Third Century Bancorp(1)	IN	6/30/04	TDCB-OTC BB	$ 107	7.62%	0.47%	662%	$ 16.5	100%	132%	3.8%	NA	NA	8.0%	4.0%	9.6%	0.00%	74.9%	39.1x	13.7%	0.4%	18.3%	1.9%	$10.00	$11.32	13.2%	$11.05	10.5%	$11.25	12.5%
SE Financial Corp.	PA	5/6/04	SEFL-OTC BB	$ 86	9.22%	0.22%	150%	$ 25.8	100%	132%	2.2%	NA	NA	8.0%	4.0%	3.9%	0.00%	85.7%	41.7x	23.8%	0.6%	27.8%	2.1%	$10.00	$9.95	-0.5%	$9.85	-1.5%	$9.40	-6.0%
NewAlliance Bancshares, Inc.* (1)(7)	NJ	4/2/04	NABC-NASDAQ	$ 5,372	8.63%	0.35%	464%	$ 1,024.9	100%	132%	1.3%	Stock	3.9%	7.0%	4.0%	0.3%	0.00%	129.0%	27.6x	18.1%	0.7%	14.0%	3.0%	$10.00	$15.17	51.7%	$14.53	45.3%	$13.65	36.5%
Averages - Standard Conversions:				$ 1,855	8.49%	0.35%	425%	$ 355.8	100%	132%	2.4%	N.A.	N.A.	7.7%	4.0%	4.6%	0.00%	96.6%	36.1x	18.5%	0.5%	20.0%	2.3%	$10.00	$12.15	21.5%	$11.81	18.1%	$11.43	14.3%
Medians - Standard Conversions:				$ 107	8.63%	0.35%	464%	$ 25.8	100%	132%	2.2%	N.A.	N.A.	8.0%	4.0%	3.9%	0.00%	85.7%	39.1x	18.1%	0.6%	18.3%	2.1%	$10.00	$11.32	13.2%	$11.05	10.5%	$11.25	12.5%
Second Step Conversions																														
Roebling Financial Corp.	NJ	10/1/04	RBLG-OTC BB	$ 90	8.33%	0.21%	272%	$ 9.1	54%	132%	5.4%	N.A	N.A	8.0%	4.0%	11.8%	0.00%	112.3%	32.6x	17.3%	0.5%	15.4%	3.4%	$10.00	$9.90	-1.0%	$9.95	-0.5%	$9.20	-8.0%
DSA Financial Corporation	IN	7/30/04	DSFN-OTC BB	$ 78	12.07%	0.71%	59%	$ 8.5	52%	108%	6.1%	N.A	N.A	8.0%	4.0%	7.4%	4.00%	100.3%	20.0x	19.3%	1.0%	19.2%	5.0%	$10.00	$9.80	-2.0%	$9.50	-5.0%	$9.30	-7.0%
Partners Trust Financial Group, Inc.*(	NY	7/15/04	PRTR-NASDAQ	$ 3,628	11.01%	0.59%	264%	$ 148.8	54%	85%	3.6%	N.A	N.A	8.0%	4.0%	0.7%	2.50%	188.9%	17.2x	12.7%	0.7%	6.7%	11.0%	$10.00	$9.99	-0.1%	$9.98	-0.2%	$9.81	-1.9%
Synergy Financial Group, Inc. (9)	NJ	1/21/04	SYNF-NASDAQ	$ 591	6.64%	0.07%	733%	$ 70.4	57%	132%	1.6%	N.A	N.A	8.0%	4.0%	0.1%	0.00%	124.3%	42.5x	19.1%	0.5%	15.4%	2.9%	$10.00	$10.81	8.1%	$10.80	8.0%	$10.79	7.9%
Provident Bancorp, Inc.* (7)	NY	1/15/04	PBCP-NASDAQ	$ 1,544	10.25%	0.28%	236%	$ 195.7	56%	132%	1.7%	C/S	4.0%	5.0%	4.0%	1.6%	1.40%	150.0%	34.6x	23.0%	0.7%	15.4%	4.3%	$10.00	$11.50	15.0%	$11.15	11.5%	$11.51	15.1%
Averages - Second Step Conversions:				$ 1,186	9.66%	0.37%	313%	$ 86.5	54%	118%	3.7%	N.A.	N.A.	7.4%	4.0%	4.3%	1.58%	135.2%	29.4x	18.3%	0.7%	14.4%	5.3%	$10.00	$10.40	4.0%	$10.28	2.8%	$10.12	1.2%
Medians - Second Step Conversions:				$ 591	10.25%	0.28%	264%	$ 70.4	54%	132%	3.6%	N.A.	N.A.	8.0%	4.0%	1.6%	1.40%	124.3%	32.6x	19.1%	0.7%	15.4%	4.3%	$10.00	$9.99	-0.1%	$9.98	-0.2%	$9.81	-1.9%
Mutual Holding Companies(8)																														
SFSB, Inc.	MD	12/31/04	SFBI-OTCBB	$ 148	7.51%	0.24%	113%	$ 13.4	45%	132%	4.5%	N.A	N.A	8.7%	4.4%	2.6%	0.00%	82.7%	47.0x	17.2%	0.3%	13.9%	2.0%	$10.00	$10.75	7.5%	$10.75	7.5%	$10.75	7.5%
Ocean Shore Holding Company*	NJ	12/22/04	OSHC-NASDAQ	$ 515	5.01%	0.00%	NM	$ 38.4	44%	132%	3.7%	C/S	.9%/4.3%	8.6%	4.3%	3.9%	0.00%	88.4%	29.2x	14.9%	0.5%	10.6%	4.9%	$10.00	$12.15	21.5%	$12.20	22.0%	$12.10	21.0%
Lincoln Park Bancorp, Inc.*(1)	PA	12/20/04	LPBC-OTCBB	$ 81	6.54%	0.30%	56%	$ 8.5	46%	132%	7.3%	N.A	N.A	4.0%	4.0%	4.5%	0.00%	87.2%	39.1x	19.1%	0.5%	14.2%	3.4%	$10.00	$11.00	10.0%	$11.25	12.5%	$11.10	11.0%
Abington Comm Bancorp, Inc.*(1)	PA	12/17/04	ABBC-NASDAQ	$ 658	8.50%	0.00%	NM	$ 71.4	45%	132%	2.5%	N.A	N.A	8.0%	4.0%	7.5%	0.00%	83.2%	32.4x	20.0%	0.7%	16.3%	4.0%	$10.00	$13.35	33.5%	$13.30	33.0%	$13.37	33.7%
Home Federal Bancorp, Inc.*	ID	12/7/04	HOME-NASDAQ	$ 519	8.40%	0.15%	400%	$ 60.8	40%	132%	3.1%	C/S	.6%/2.4%	8.0%	4.8%	5.5%	0.00%	88.5%	37.6x	23.5%	0.7%	16.7%	4.1%	$10.00	$12.49	24.9%	$12.68	26.8%	$12.70	27.0%
PSB Holdings, Inc.	CT	10/5/04	PSBH-NASDAQ	$ 279	8.36%	0.24%	196%	$ 30.9	45%	132%	2.7%	Stock	4.0%	8.0%	4.0%	8.0%	0.00%	85.2%	40.9x	20.6%	0.5%	16.4%	3.2%	$10.00	$10.50	5.0%	$10.60	6.0%	$10.50	5.0%
Atlantic Coast Federal Corp. * (9)	GA	10/5/04	ACFC-NASDAQ	$ 580	7.77%	0.67%	96%	$ 58.2	40%	132%	2.4%	N.A	N.A	8.0%	4.0%	6.1%	0.00%	87.6%	43.9x	20.7%	0.6%	14.6%	3.9%	$10.00	$11.75	17.5%	$12.31	23.1%	$13.00	30.0%
Naugatuck Valley Fin. Corp.	CT	10/1/04	NVSL-NASDAQ	$ 254	8.51%	0.39%	199%	$ 32.7	43%	132%	2.6%	Stock	4.7%	9.1%	4.6%	2.4%	0.00%	88.8%	49.6x	23.9%	0.6%	17.5%	3.2%	$10.00	$10.80	8.0%	$10.81	8.1%	$10.80	8.0%
SI Financial Group, Inc.	CT	10/1/04	SIFI-NASDAQ	$ 555	6.21%	0.33%	160%	$ 50.3	40%	132%	2.4%	Stock	5.0%	9.8%	4.9%	2.4%	0.00%	89.3%	43.3x	19.0%	0.5%	12.8%	3.8%	$10.00	$11.20	12.0%	$11.06	10.6%	$11.03	10.3%
First Federal Financial Services, Inc.	IL	6/29/04	FFFS-NASDAQ	$ 123	15.62%	0.07%	471%	$ 17.6	45%	92%	3.9%	N.A	N.A	5.0%	4.0%	8.6%	2.40%	73.4%	23.7x	24.9%	1.2%	25.0%	4.8%	$10.00	$11.50	15.0%	$12.25	22.5%	$13.50	35.0%
Monadnock Community Bncp, Inc.*(9	NH	6/29/04	MNCK-OTC BB	$ 45	5.64%	0.37%	207%	$ 3.4	45%	100%	14.8%	N.A	N.A	4.0%	4.0%	13.5%	0.00%	84.1%	NM	14.7%	0.0%	10.7%	0.0%	$8.00	$8.30	3.8%	$8.00	0.0%	$7.70	-3.8%
Wawel Savings Bank	NJ	4/1/04	WAWL-OTC BB	$ 65	8.76%	0.48%	113%	$ 8.0	38%	132%	4.1%	N.A	N.A	8.0%	5.3%	9.9%	0.00%	91.1%	28.0x	25.6%	1.1%	17.8%	6.3%	$10.00	$12.95	29.5%	$12.50	25.0%	$11.25	12.5%
Osage Federal Financial, Inc.	OK	4/1/04	OFFO-OTC BB	$ 79	9.70%	0.22%	1291%	$ 6.8	30%	132%	5.3%	N.A	N.A	8.0%	6.7%	16.7%	0.00%	87.9%	79.2x	23.4%	0.4%	15.5%	2.5%	$10.00	$12.00	20.0%	$12.25	22.5%	$10.95	9.5%
K-Fed Bancorp* (9)	CA	3/31/04	KFED-NASDAQ	$ 874	4.20%	0.02%	2533%	$ 56.9	39%	132%	2.8%	N.A	N.A	8.0%	4.0%	4.5%	0.00%	90.7%	66.6x	14.6%	0.3%	9.2%	2.9%	$10.00	$13.49	34.9%	$12.93	29.3%	$11.59	15.9%
Citizens Community Bncrp, Inc.* (9)	WI	3/30/04	CZWI-OTC BB	$ 134	8.36%	0.45%	80%	$ 9.8	32%	132%	6.0%	N.A	N.A	12.2%	6.1%	10.8%	0.00%	82.1%	51.6x	19.1%	0.4%	12.9%	3.3%	$10.00	$12.37	23.7%	$12.75	27.5%	$11.80	18.0%
Clifton Savings Bancorp, Inc.	NJ	3/4/04	CSBK-NASDAQ	$ 636	11.93%	0.00%	NM	$ 137.4	45%	132%	2.3%	N.A	N.A	8.0%	7.2%	0.4%	0.00%	90.5%	64.5x	34.0%	0.5%	25.3%	1.9%	$10.00	$12.25	22.5%	$14.09	40.9%	$13.29	32.9%
Cheviot Financial Corp.*	OH	1/6/04	CHEV-NASDAQ	$ 246	15.11%	0.03%	900%	$ 43.9	45%	132%	3.5%	C/S	1.0%	8.0%	4.0%	3.2%	2.00%	81.9%	42.1x	30.1%	0.8%	26.1%	3.1%	$10.00	$13.32	33.2%	$13.35	33.5%	$13.42	34.2%
Averages - Mutual Holding Companies:				$ 341	8.60%	0.23%	487%	$ 38.1	42%	128%	4.3%	N.A.	N.A.	7.8%	4.7%	6.5%	0.26%	86.0%	44.9x	21.5%	0.6%	16.2%	3.4%	$9.88	$11.77	19.0%	$11.95	20.6%	$11.70	18.1%
Medians - Mutual Holding Companies:				$ 254	8.36%	0.24%	197%	$ 32.7	44%	132%	3.5%	N.A.	N.A.	8.0%	4.3%	5.5%	0.00%	87.6%	42.7x	20.6%	0.5%	15.5%	3.3%	$10.00	$12.00	20.0%	$12.25	22.5%	$11.59	15.9%
Averages - All Conversions:				$ 691	8.80%	0.27%	439%	$ 82.2	51%	126%	4.0%	N.A.	N.A.	7.7%	4.5%	5.8%	0.49%	97.1%	40.6x	20.5%	0.6%	16.3%	3.6%	$9.92	$11.54	16.3%	$11.60	16.8%	$11.35	14.3%
Medians - All Conversions:				$ 254	8.40%	0.24%	221%	$ 32.7	45%	132%	3.5%	N.A.	N.A.	8.0%	4.0%	4.5%	0.00%	88.4%	40.0x	19.3%	0.5%	15.4%	3.3%	$10.00	$11.50	15.0%	$11.25	12.5%	$11.25	12.5%

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old. (9) Former credit union.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.

December 31, 2004

EXHIBIT IV-5

Acquisition Activity of New Jersey Thrifts

Exhibit IV-5
New Jersey Thrift Acquisitions 2000-Present

Announce Date	Complete Date	Buyer Short Name		Target Name		Target Financials at Announcement: Total Assets ($000)	E/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Terms and Pricing at Announcement: Deal Value ($M)	Value/ Share ($)	Consid. Type	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
12/19/2003	07/14/2004	Provident Financial Services	NJ	First Sentinel Bancorp, Inc.	NJ	2,245,130	9.68	1.12	11.66	0.04	NM	645.0	22.351	Mixed	284.37	289.52	24.03	28.73	33.02
09/11/2002	07/01/2003	Kearny, MHC	NJ	West Essex Bancorp Inc.,(MHC)	NJ	390,333	13.02	0.88	6.51	0.36	114.15	72.2	35.100	Cash	334.60	356.71	52.39	44.90	60.81
05/16/2002	12/31/2002	NSB Holding Corp.	NY	Liberty Bancorp, Inc. (MHC)	NJ	323,043	9.69	0.36	3.63	0.20	140.73	34.6	26.500	Cash	276.62	276.62	NM	27.68	25.15
01/10/2002	10/21/2002	Kearny, MHC	NJ	Pulaski Bancorp, Inc. (MHC)	NJ	237,596	10.50	0.32	3.05	0.29	182.58	27.5	32.900	Cash	253.27	253.27	NM	27.06	23.60
10/18/2001	08/23/2002	Oritani Financial Corp M.H.C.	NJ	Hamilton Bancorp, MHC	NJ	123,151	6.40	0.45	6.95	0.05	NA	NA	NA		NA	NA	NA	NA	NA
10/17/2001	07/31/2002	Pacific MHC	CA	College Savings Bank	NJ	323,236	5.39	0.56	10.31	0.00	NA	NA	NA		NA	NA	NA	NA	NA
12/14/2000	06/29/2001	Boiling Springs MHC	NJ	Ridgewood Financial Inc. (MHC)	NJ	288,671	8.95	0.35	3.93	0.02	NA	26.9	18.000	Cash	221.67	221.67	50.00	19.81	15.93
03/15/2000	07/31/2000	Richmond County Fin Corp	NY	South Jersey Financial Corp, Inc.	NJ	334,607	17.12	0.28	1.63	0.04	NA	70.2	20.000	Cash	115.94	115.94	NM	20.98	5.99
				Average:		533,221	10.09	0.54	5.96	0.13	145.82				247.75	252.29	42.14	28.19	27.42
				Median:		323,140	9.69	0.41	5.22	0.05	161.66				264.95	264.95	NM	27.37	24.38

Source: SNL Finanical, LC.

EXHIBIT IV-6

Hudson City Bancorp, Inc.
Director and Senior Management Summary Resumes

Exhibit IV-6
Hudson City Bancorp, Inc.
Director and Senior Management Summary Resumes

Our Directors' Backgrounds. The business experience of each of our directors is as follows:

Ronald E. Hermance, Jr. has been President and Chief Executive Officer of Hudson City Bancorp and Hudson City Savings since January 1, 2002 and Chairman of the Board since January 1, 2005. Prior to assuming such positions, Mr. Hermance had served as President and Chief Operating Officer of Hudson City Bancorp since its incorporation in 1999 and of Hudson City Savings since January 1997. Mr. Hermance previously was Senior Executive Vice President and Chief Operating Officer from the time he joined Hudson City Savings in 1988. He was elected to the Board of Managers of Hudson City Savings in 1988. Prior to joining Hudson City Savings, Mr. Hermance was Chief Financial Officer of Southold Savings Bank on Long Island, New York. In addition to his most recent service, Mr. Hermance served in various lending capacities in both a commercial bank and a thrift institution. In 2004, Mr. Hermance was elected to the board of directors of the Federal Home Loan Bank of New York.

Denis J. Salamone has served as Senior Executive Vice President of Hudson City Bancorp and Hudson City Savings since October 2001 and succeeded Mr. Hermance as Chief Operating Officer on January 1, 2002. He was elected to the Board of Directors in October 2001. Prior to joining Hudson City, Mr. Salamone had a twenty-six year career with the independent accounting firm of PricewaterhouseCoopers LLP, where he had been a partner for sixteen years. Immediately prior to joining Hudson City Bancorp, Mr. Salamone was the Global Financial Services leader for Audit and Business Advisory Services, lead partner on a major investment banking client, and a member of the PricewaterhouseCoopers eighteen member board of partners. He also served as Chairman of the Partner Admissions Committee and a member of the firm's Management Evaluation and Compensation Committee.

Verne S. Atwater, Ph.D. served as Professor of Finance, Emeritus of the Lubin Graduate School of Business of Pace University from 1982 until 2001, and has been a Trustee of The James T. Lee Foundation, NY since 2000. He is a former director of the United States Life Insurance Company and Grolier Inc.

Michael W. Azzara has been a part-time Senior Consultant with the executive search and consulting firm of Foley Proctor Yoskowitz since October of 2003. He is a retired President and Chief Executive Officer of Valley Health System, a regional health care provider comprised of the Valley Hospital in Ridgewood, NJ, Valley Home and Community Health Care and the Healthnet Medical Group, a position he held from 1997 to his retirement in 2003. Prior to assuming such position, Mr. Azzara served as President and Chief Executive Officer of Valley Hospital. Mr. Azzara serves on the Advisory Board of Princeton Insurance Company and the Advisory Board to the Dean of the College of Arts and Sciences, Rutgers University. He also served on the Board of Directors of Ridgewood Savings Bank until its purchase by another community bank. A graduate of Rutgers University, he has received a Masters degree from Cornell Graduate School of Business and Public Administration.

William G. Bardel has been Chief Financial Officer of the Lawrenceville School, a preparatory high school in Lawrenceville, New Jersey, since 1994. Previously, from 1988 to 1994, he served as head of the Government Advisory Group of Lehman Brothers in London, England, which provided financial market guidance to developing nations in Africa, Asia, Eastern Europe, South America and the Middle East.

Scott A. Belair is a co-founder of Urban Outfitters, Inc., a Nasdaq-listed retailer and wholesaler operating under the brand names Urban Outfitters, Anthropologie and Free People, and has served on its Board of Directors since 1970. Previously, Mr. Belair, a CPA, was a Principal at Morgan Stanley and Vice President and Chief Financial Officer of the international offices and subsidiaries at Goldman Sachs. In addition, Mr. Belair has been a Principal at The ZAC Group, performing financial advisory services, since 1989.

Exhibit IV-6 (continued)
Hudson City Bancorp, Inc.
Director and Senior Management Summary Resumes

John D. Birchby, Esq. has been a partner in the law firm of Dieffenbach, Witt & Birchby since 1975. He was a member of the Supreme Court District Ethics Committee for Bergen County of the State of New Jersey from 1990 to 1994.

Victoria H. Bruni has been Vice President for Administration and Finance at Ramapo College of New Jersey since 1993. From 1964 to 1993 she served in various positions at New Jersey Bell Telephone Co., including attorney, Treasurer, and Assistant Secretary.

William J. Cosgrove served at Citibank, N.A. from 1963 to 1991 when he retired as a Senior Banker, Senior Credit Officer. From 1993 to 2004, he served as Executive Vice President of Citadel Group Representatives, Inc. Since 1991, he has been a Trustee of the John Hancock Funds and an adjunct Professor at the Lubin Graduate School of Business of Pace University.

Andrew J. Egner, Jr. is retired, having been employed in various capacities by Hudson City Savings from 1984 until his retirement in 1989.

Leonard S. Gudelski served as Chief Executive Officer and as Chairman of the Board of Hudson City Bancorp from its incorporation in 1999 until he stepped down from the position of Chief Executive Officer effective January 1, 2002 and retired from the position of Chairman of the Board effective December 31, 2004. He joined Hudson City Savings as Vice President in 1969 after having been employed for 13 years at a savings bank in Connecticut. In 1971 he was elected Executive Vice President and a member of the Board of Managers. Subsequent promotions were to President and Chief Operating Officer in 1981, President and Chief Executive Officer in 1989 and Chairman, President and Chief Executive Officer in 1996. He became Chairman and Chief Executive Officer of Hudson City Savings in 1997. He is a graduate of the University of Connecticut with a degree in economics and has completed various industry-related graduate level courses.

John W. Klie is retired, having served as Vice President of Henry Klie, Inc., an insurance agency, from 1950 to 1989 and as consultant to the Otterstedt Agency, an insurance agency, from 1989 to 1996. Mr. Klie is a former President of the Hudson County Association of Independent Insurance Agents.

Donald O. Quest, M.D. has been a neurological surgeon since 1976, a professor at Columbia University since 1989, Assistant Dean for Student Affairs at Columbia University, and an attending physician at Valley Hospital and Columbia-Presbyterian Medical Center since 1978. He is a member of the Neurosurgical Associates of New York and New Jersey. Dr. Quest currently serves as our lead independent director.

Joseph G. Sponholz is a retired Vice Chairman of Chase Manhattan Bank, a position he held from 1997 to his retirement in 2000. Prior to assuming the position of Vice Chairman, Mr. Sponholz had served as Chief Administrative Officer of Chase Manhattan Bank. Serving as a member of Chase's Executive Committee, Mr. Sponholz spearheaded the company's Internet efforts as leader of Chase.com. Prior to its merger with Chase, he served as Chief Financial Officer and Chief Technology Officer at Chemical Bank. He is recognized as an industry leader in the areas of business strategy, technology and financial management. A graduate of Fordham University, Mr. Sponholz holds an MBA in Finance from New York University.

Executive Officers

Hudson City's executive officers are appointed annually by the respective Boards of Directors and serve at the Board's discretion. However, some of our officers do have employment agreements, as further described on page [111]. In addition to Messrs. Hermance and Salamone, Hudson City Bancorp and Hudson City Savings have the following executive officers:

John M. Tassillo, age 69, has served as Executive Vice President and Treasurer of Hudson City Bancorp since its incorporation in 1999, and served as Secretary of Hudson City Bancorp from 1999 to 2003. He has worked for Hudson City Savings since 1969 and has served as Executive Vice President and Treasurer of Hudson City Savings since 1989. Mr. Tassillo is responsible for data processing, checking, ATM control, and compliance areas of Hudson City Savings. Mr. Tassillo is a Certified Public Accountant. He is a graduate of St. Peter's College in New Jersey and the Graduate School of Savings Banking at Brown University.

Thomas W. Brydon, age 66, has been First Vice President of Hudson City Savings since January 2000 and Senior Vice President of Hudson City Bancorp since January 2005. He has worked for Hudson City Savings since 1984 and served as Vice President from 1984 to 2000. He is responsible for the administration of Information Services, which consists of five divisions: Systems, Operations, Application Programming, Customer Support and Desktop Technologies. Mr. Brydon is a graduate of N.J. Bankers Data Processing and Auditing Schools. He also graduated from the Graduate School of Savings Banking at Brown University and the National School of Management at the University of Massachusetts.

Ronald J. Butkovich, age 55, has been Senior Vice President of Hudson City Savings Bank and Hudson City Bancorp since April 2004. He is responsible for the development of the Long Island Region. Mr. Butkovich joined Hudson City Savings in 2004. He formerly served as Operations/Retail Banking Officer of Southold Savings Bank on Long Island, New York for 16 years until 1988 and the Director of Real Estate, Branch Development, and Construction for North Fork Bank for 16 years until April 2004. Mr. Butkovich holds an undergraduate degree from Albany State University and is a graduate of the National School of Savings Banking and the Executive Development Program at Fairfield University. Mr. Butkovich has served on various industry, community, and civic associations including treasurer of the Southold Fire Department since 1978.

V. Barry Corridon, age 55, has been Senior Vice President of Mortgage Servicing of Hudson City Savings since January 2000 and Senior Vice President of Hudson City Bancorp since January 2004. He previously served as First Vice President of Mortgage Servicing of Hudson City Savings from 1995 to 2000 and as a Vice President from 1982 to 1995. He is responsible for the administration of our mortgage portfolio, supervision of new loan set-up, post- closing, payoffs, mortgage accounting, collections and foreclosures. Mr. Corridon was President of the Mortgage Bankers Association of New Jersey in 1995. He is the past President of the Mortgage Bankers Association's Educational Foundation. Mr. Corridon also serves on the board of WOODLEA/PATH Advisory Council of Children's Aid and Family Services. He earned his undergraduate degree at Fairleigh Dickinson University and is also a graduate of the Graduate School of Savings Banking at Brown University. He joined Hudson City Savings in 1970.

James A. Klarer, age 52, joined Hudson City Savings in 1976. He has served as Senior Vice President of Hudson City Savings and Hudson City Bancorp since January 2005. He previously served as First Vice President of Hudson City Bancorp in 2004 and of Hudson City Savings from 2002 to 2004, and as a Vice President of Hudson City Savings from 1992 to 2002. Mr. Klarer has also served as Secretary of Hudiciti Service Corp. since January 1993. He is responsible for real estate development, branch expansion, insurance, purchasing and general services. Mr. Klarer has been an active member of the Institute of Real Estate Management (IREM) since 1999. He is a graduate of William Paterson College.

Exhibit IV-6 (continued)
Hudson City Bancorp, Inc.
Director and Senior Management Summary Resumes

James C. Kranz, age 55, has been Senior Vice President and Investment Officer of Hudson City Savings since January 2000 and Senior Vice President of Hudson City Bancorp since January 2004. He previously served as First Vice President and Investment Officer from 1989 to 2000. He is responsible for investments, cash flow management and management of interest rate risk. Mr. Kranz joined Hudson City Savings in 1983. He formerly served as the Investment Officer of another New Jersey savings bank for 12 years. Mr. Kranz is a member of the New Jersey Bond Club and serves on the Asset and Liability Management Committee of the New Jersey League of Community and Savings Bankers. Mr. Kranz has an undergraduate degree and a MBA from Lehigh University. He is a graduate of the Graduate School of Savings Banking at Brown University.

Thomas E. Laird, age 52, joined Hudson City Savings in 1974. He has served as Senior Vice President, Lending since January 2002 and as Senior Vice President of Hudson City Bancorp since January 2004. He previously served as Senior Vice President and Mortgage Officer from January 2000 to 2002. Prior to that, he served as First Vice President and Mortgage Officer from 1991 to 2000. His primary areas of responsibility are mortgage and consumer lending and loan production. Mr. Laird holds an undergraduate degree from St. Peter's College and is a graduate of the National School of Banking at Fairfield University. Mr. Laird was actively involved from 1989 to 1999 on the Wanaque Board of Education, having served for two terms as Board President. He has also been active in the New Jersey League of Community and Savings Bankers and presently is a board member of the Dover Housing Development Corporation. He is a former member of the Board of Governors of the Mortgage Bankers Association of New Jersey.

Michael B. Lee, age 54, has served as Senior Vice President of Hudson City Savings since January 2000 and as Senior Vice President of Hudson City Bancorp since January 2004. He previously served as First Vice President of Hudson City Savings from 1989 to 2000, and as Secretary from 1989 to 2003. He is responsible for branch administration, training and customer retirement programs. He has an undergraduate degree in management from St. Peter's College and a Masters Degree from New Jersey Institute of Technology. He has also graduated from the National School of Finance and Management at Fairfield University. Mr. Lee is a Past President of the Bergen Chapter of the American Institute of Banking and has served on several committees of the New Jersey League of Community and Savings Bankers. Mr. Lee joined Hudson City Savings in 1971.

Veronica A. Olszewski, age 44, has served as Senior Vice President and Corporate Secretary of Hudson City Bancorp and Hudson City Savings since January 2004. She previously served as Senior Vice President from January 2002 to December 2003, First Vice President from January 2000 to December 2001 and Vice President and Assistant Auditor from March 1997 to December 1999. Ms. Olszewski joined Hudson City Savings in 1980. She is responsible for the functions of Corporate Secretary, special projects and strategic planning. Ms. Olszewski is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants, New Jersey Society of CPAs and the American Society of Corporate Secretaries. She is a graduate of Jersey City State College.

Source: Hudson City Bancorp's Prospectus.

EXHIBIT IV-7

Hudson City Bancorp, Inc.
Pro Forma Regulatory Capital Ratios

Exhibit IV-7
Hudson City Bancorp, Inc.
Pro Forma Regulatory Capital Ratios

	Historical at December 31, 2004		Pro Forma at December 31, 2004 Based Upon the Sale at $10.00 Per Share					
			361,250,000 Shares (Minimum of the Range)		425,000,000 Shares (Midpoint of the Range)		488,750,000 Shares (Maximum of the Range)	
	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)
				(Dollars in Thousands)				
Capital under generally accepted accounting principles	$ 1,273,453	6.32%	$ 3,985,253	17.33%	$ 3,908,753	17.03%	$ 3,832,253	16.73%
Tangible capital	1,282,665	6.36%	$ 3,994,465	17.36%	$ 3,917,965	17.06%	$ 3,841,465	16.77%
Requirement	302,325	1.50%	345,169	1.50%	344,404	1.50%	343,639	1.50%
Excess	980,340	4.86%	$ 3,649,296	15.86%	$ 3,573,561	15.56%	$ 3,497,826	15.27%
Core capital(2)	$ 1,282,665	6.36%	$ 3,994,465	17.36%	$ 3,917,965	17.06%	$ 3,841,465	16.77%
Requirement	806,200	4.00%	920,452	4.00%	918,412	4.00%	916,372	4.00%
Excess	$ 476,465	2.36%	$ 3,074,013	13.36%	$ 2,999,553	13.06%	$ 2,925,093	12.77%
Total risk-based capital	$ 1,309,984	17.49%	$ 4,021,784	53.70%	$ 3,945,284	52.67%	$ 3,868,784	51.65%
Requirement	599,199	8.00%	599,199	8.00%	599,199	8.00%	599,199	8.00%
Excess	$ 710,785	9.49%	$ 3,422,585	45.70%	$ 3,346,085	44.67%	$ 3,269,585	43.65%

(1) Core capital levels are shown as a percentage of "total assets," and risk-based capital levels are calculated on the basis of a percentage of "risk-weighted assets," each as defined in the Office of Thrift Supervision regulations.

(2) The current core capital requirement for savings banks is 3% of total adjusted assets for savings banks that receive the highest supervisory ratings for safety and soundness and that are not experiencing or anticipating significant growth. The current core capital ratio applicable to all other savings banks is 4%.

Source: Hudson City Bancorp's Prospectus.

EXHIBIT IV-8

Hudson City Bancorp, Inc.
Pro Forma Analysis Sheet

EXHIBIT IV-8
PRO FORMA ANALYSIS SHEET
Hudson City Bancorp, Inc.
February 16, 2005

Price Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	New Jersey Companies Mean	New Jersey Companies Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings ratio	=	P/E	22.22 x	14.93x	15.40x	21.14x	16.70x	20.89x	17.60x
Price-book ratio	=	P/B	125.16%	189.01%	180.50%	206.52%	176.40%	165.63%	150.70%
Price-assets ratio	=	P/A	27.17%	14.55%	12.43%	20.90%	18.56%	17.12%	14.90%

Valuation Parameters

Pre-Conversion Earnings (Y)	$242,059,000 (2)	ESOP Stock Purchases (E)	4.00%
Pre-Conversion Book Value (B)	$1,548,184,000 (3)	Cost of ESOP Borrowings (S)	0.00% (6)
Pre-Conv. Tang. Book Value (B)	$1,548,184,000 (3)	ESOP Amortization (T)	40.00 years
Pre-Conversion Assets (A)	$20,145,981,000	SIP Amount (M)	8.00%
Net Reinvestment Rate (4)(R)	1.92%	SIP Vesting (N)	10.00 years
Est. Conversion Expenses (5)(X)	3.14%	Percentage Sold (PCT)	65.85%
Tax rate (TAX)	37.60%	Franchise Tax (L)	$0

Calculation of Pro Forma Value After Conversion

1. $$V=\frac{P/E * (Y-L)}{1 - P/E * PCT * ((1-X-E-M)*R - (1-TAX)*E/T - (1-TAX)*M/N)}$$ V= $6,376,865,570

2. $$V=\frac{P/B * B}{1 - P/B * PCT * (1-X-E-M)}$$ V= $6,454,090,570

3. $$V=\frac{P/A * A}{1 - P/A * PCT * (1-X-E-M)}$$ V= $6,454,090,570

Conclusion	Offering Shares	Gross Proceeds	Exchange Ratio	Full Conversion Value	Total Shares(7)
Minimum	361,250,000	$3,612,500,000	2.9471	$5,485,976,980	548,597,698
Midpoint	425,000,000	$4,250,000,000	3.4672	$6,454,090,570	645,409,057
Maximum	488,750,000	$4,887,500,000	3.9873	$7,422,204,150	742,220,415

(1) Pricing ratios shown reflect the midpoint value.
(2) Includes impact of reinvesting $145.3 million of MHC assets at an after-tax rate of 1.92%.
(3) Includes $145.3 million of MHC assets.
(4) Assumes a revinvestmet rate of 3.08%, tax effected at 37.60%.
(5) Offering expenses shown at the midpoint value.
(6) No cost is applicable since the holding company will fund the loan.
(7) Based on an initial public offering price of $10.00 per share.

EXHIBIT IV-9

Hudson City Bancorp, Inc.
Pro Forma Effect of Conversion Proceeds

Exhibit IV-9
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Hudson City Bancorp, Inc.
At the Minimum of the Range

1. Conversion Proceeds	
Full Conversion Value	$5,485,976,980
Exchange Ratio	2.9471
Offering Proceeds	$3,612,500,000
Less: Estimated Offering Expenses	108,122,000
Net Conversion Proceeds	$3,504,378,000
2. Estimated Additional Income from Conversion Proceeds	
Net Conversion Proceeds	$3,504,378,000
Less: Non-cash purchases(1)	433,500,000
Net Proceeds Reinvested	$3,070,878,000
Estimated net incremental rate of return	1.92%
Earnings Increase	$59,019,818
Less: Impact of State Franchise/Share Taxes	0
Less: Estimated cost of ESOP borrowings(2)	0
Less: Amortization of ESOP borrowings(3)	2,254,200
Less: Stock Incentive Plan Vesting(4)	18,033,600
Net Earnings Increase	$38,732,018

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2004 (reported)	$242,059,000	$38,732,018	$280,791,018
12 Months ended December 31, 2004 (core)	$234,901,000	$38,732,018	$273,633,018

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	After Conversion
December 31, 2004	$1,548,184,000	$3,070,878,000	$4,619,062,000
December 31, 2004 (Tangible)	$1,548,184,000	$3,070,878,000	$4,619,062,000

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	After Conversion
December 31, 2004	$20,145,981,000	$3,070,878,000	$23,216,859,000

(1) Includes ESOP and SIP stock purchases equal to 4.0% and 8.0% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 40 years, amortization expense is tax-effected at 37.60%.
(4) SIP is amortized over 10 years, amortization expense is tax-effected at 37.60%.

Exhibit IV-9
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Hudson City Bancorp, Inc.
At the Midpoint of the Range

1.	Conversion Proceeds	
	Full Conversion Value	$6,454,090,570
	Exchange Ratio	3.4672
	Offering Proceeds	$4,250,000,000
	Less: Estimated Offering Expenses	133,622,000
	Net Conversion Proceeds	$4,116,378,000
2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$4,116,378,000
	Less: Non-cash purchases(1)	510,000,000
	Net Proceeds Reinvested	$3,606,378,000
	Estimated net incremental rate of return	1.92%
	Earnings Increase	$69,311,700
	Less: Impact of State Franchise/Share Taxes	0
	Less: Estimated cost of ESOP borrowings(2)	0
	Less: Amortization of ESOP borrowings(3)	2,652,000
	Less: Stock Incentive Plan Vesting(4)	21,216,000
	Net Earnings Increase	$45,443,700

		Before Conversion	Net Earnings Increase	After Conversion
3.	Pro Forma Earnings			
	12 Months ended December 31, 2004 (reported)	$242,059,000	$45,443,700	$287,502,700
	12 Months ended December 31, 2004 (core)	$234,901,000	$45,443,700	$280,344,700

		Before Conversion	Net Cash Proceeds	After Conversion
4.	Pro Forma Net Worth			
	December 31, 2004	$1,548,184,000	$3,606,378,000	$5,154,562,000
	December 31, 2004 (Tangible)	$1,548,184,000	$3,606,378,000	$5,154,562,000

		Before Conversion	Net Cash Proceeds	After Conversion
5.	Pro Forma Assets			
	December 31, 2004	$20,145,981,000	$3,606,378,000	$23,752,359,000

(1) Includes ESOP and SIP stock purchases equal to 4.0% and 8.0% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 40 years, amortization expense is tax-effected at 37.60%.
(4) SIP is amortized over 10 years, amortization expense is tax-effected at 37.60%.

Exhibit IV-9
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Hudson City Bancorp, Inc.
At the Maximum of the Range

1. Conversion Proceeds

Full Conversion Value	$7,422,204,150
Exchange Ratio	3.9873
Offering Proceeds	$4,887,500,000
Less: Estimated Offering Expenses	159,122,000
Net Conversion Proceeds	$4,728,378,000

2. *Estimated Additional Income from Conversion Proceeds*

Net Conversion Proceeds	$4,728,378,000
Less: Non-cash purchases(1)	586,500,000
Net Proceeds Reinvested	$4,141,878,000
Estimated net incremental rate of return	1.92%
Earnings Increase	$79,603,582
Less: Impact of State Franchise/Share Taxes	0
Less: Estimated cost of ESOP borrowings(2)	0
Less: Amortization of ESOP borrowings(3)	3,049,800
Less: Stock Incentive Plan Vesting(4)	24,398,400
Net Earnings Increase	$52,155,382

3. *Pro Forma Earnings*	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2004 (reported)	$242,059,000	$52,155,382	$294,214,382
12 Months ended December 31, 2004 (core)	$234,901,000	$52,155,382	$287,056,382

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	After Conversion
December 31, 2004	$1,548,184,000	$4,141,878,000	$5,690,062,000
December 31, 2004 (Tangible)	$1,548,184,000	$4,141,878,000	$5,690,062,000

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	After Conversion
December 31, 2004	$20,145,981,000	$4,141,878,000	$24,287,859,000

(1) Includes ESOP and SIP stock purchases equal to 4.0% and 8.0% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 40 years, amortization expense is tax-effected at 37.60%.
(4) SIP is amortized over 10 years, amortization expense is tax-effected at 37.60%.

EXHIBIT V-1

RP® Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP® Financial provides financial and management consulting and valuation services to the financial services industry nationwide. RP® Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP® Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and a variety of financial service companies.

STRATEGIC AND CAPITAL PLANNING

RP® Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. In this regard, RP® Financial analyzes strategic options to enhance shareholder value, achieve regulatory approval or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise and/or market value, capital management and planning, earnings improvement, operational matters and charter and organizational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP® Financial's merger and acquisition (M&A) services include targeting potential buyers and sellers, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP® Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP® Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP® Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP® Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP® Financial assists banks and thrifts prepare CRA plans and applications for Community Development Entity ("CDE") certification and New Markets Tax Credit ("NMTC") allocation. RP® Financial's consulting services are aided by its in-house data bases resource and proprietary valuation and financial simulation models.

RP® Financial's Key Personnel (Years of Relevant Experience)

- Ronald S. Riggins, Managing Director (24)
- William E. Pommerening, Managing Director (20)
- Gregory E. Dunn, Senior Vice President (22)
- James P. Hennessey, Senior Vice President (19)
- James J. Oren, Senior Vice President (17)

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Paramus, State of New Jersey, on March 23, 2005.

HUDSON CITY BANCORP, INC.

By: ______________________
Ronald E. Hermance, Jr.
Chairman, President and
Chief Executive Officer

[TPW: NYLEGAL:318607.1] 18551-00110 03/22/2005 02:37 PM